**Dollar Thrifty Automotive Group, Inc.**

2006 Form 10-K


07051167

# the. vision...







# To Our Shareholders


Gary L. Paxton


Thomas P. Capo

We are pleased to share with you that 2006 was yet another successful year for our Company by nearly every measure. We achieved balanced revenue growth and maintained our relentless focus on cost controls which resulted in very strong financial performance – despite unparalleled increases in vehicle holding costs. Once again, in 2006, we are pleased to let the numbers speak for themselves.

- In 2006, revenues soared to $1.7 billion, a 10.2% increase.
- In 2006, we booked 10.5 million total reservations.
- By year end 2006, we operated corporately in 407 locations – a 10.3% increase. Our strategic initiative to acquire franchise operations continues to be a key factor in fueling our growth.
- And throughout 2006, we operated on average 119,648 vehicles, a 5.9% increase over last year.

Since becoming a public company in 1997, DTG has been a formidable competitor in the car rental industry. Our ability to sustain success comes from a clear focus on our key stakeholders – our shareholders, our customers and our employees – laying important groundwork for enhancing shareholder value.

- We achieved a solid 5% growth in rental day volume in 2006, while achieving an encouraging increase in revenue per day of 6.2%, which provided positive pricing momentum as we entered 2007.
- Our 2006 vehicle utilization was a very strong 83.9%, which we believe leads the industry.
- Proudly, DTG was named to the first Forbes Top 100 list of America's Most Trustworthy Companies that, in its judgement, "showed the highest degree of accounting transparency and fair dealing to stakeholders during 2006."
- We were also named to the Fortune 1000 list for the fourth consecutive year.
- In Oklahoma, where our headquarters are located, we were named one of the best places to work – reinforcing a culture that believes happy employees make happy customers.
- During 2006, we repurchased 2,558,900 shares of common stock for $111.3 million under our $300 million share repurchase program. This $300 million program replaced the previous $100 million program of which $44.7 million had been used. Since inception of the share repurchase program through December 31, 2006, we have repurchased 4,110,500 shares of common stock totaling approximately $156.0 million.

Every business has a plan, but not every business can execute that plan. Among other initiatives helping drive our top-line revenue growth and the increase in rental day volume has been the ongoing success of our franchise acquisition program. The number of acquisitions in 2006 exceeded our expectations, resulting in the successful purchase of 12 Dollar and Thrifty franchises, representing 16 cities, and adding more than 6,000 cars to the corporate rental fleet. And already in 2007, we've acquired three Dollar and Thrifty franchises, representing seven cities and adding another 3,100 cars to the corporate rental fleet.

Also, as the Internet continues to dramatically alter the face of the travel industry by leveling the playing field, we no longer have to compete in the traditional marketing arenas of print and broadcast. Instead, we can go toe to toe with the majors on the top shelves of third party travel sites, as well as promote our lowest cost channels, dollar.com and thrifty.com. During 2006, approximately 68% of our retail reservations came through the Internet, a 16% increase over last year. Our own web sites, dollar.com and thrifty.com, provided approximately 39% of retail reservations, with another 29% coming from third party Internet sites.

The heritage and legacy of our Dollar and Thrifty brands literally defines value. Obviously, one of the major components of value is the ability to seek out efficiencies without tipping the customer service scale. We're confident we did just that in 2006. In early August, we signed a five year IT service agreement with Electronic Data Systems Corporation (EDS), which expanded upon a successful existing agreement. While costs to transition to this new agreement continue in 2007, we expect ongoing cost savings to contribute to earnings in 2008 and beyond.

Also in August, we announced a streamlining effort at the management level to make us more nimble and efficient. These efforts were followed up by similar actions in our field operations; not only taking costs out of the organization, but allowing us to be more responsive to our customers.

This drive for continuous improvement on the cost side of our business has yielded yet another success story early in 2007, when we announced our decision to outsource up to 75% of our call center operations. This action should yield substantial savings over its five-year term, after absorbing transition and ramp up costs in 2007.

Of course, 2007 will not be without its bumps in the road. As you are well aware, the domestic automobile manufacturers have been making headlines as they continue the arduous task of restructuring. Obviously, this presents challenges for our industry with respect to fleet holding costs and how we operate. Yet, we remain confident in our abilities to be flexible and ready to adapt to our environment to create favorable conditions for our business no matter what difficult turns lie ahead.

We're enthusiastic about 2007. We have a sound strategic plan and creative initiatives throughout the company to welcome new customers, but even more importantly, to retain those customers the next time they plan to travel. We simply have to execute, and we have an experienced and proven management team who is up to the challenges ahead.

As we begin our tenth year as a public company, we're encouraged by the confidence shown in us by our shareholders, and we have every intention of making 2007 — our 10$^{th}$ anniversary — the best yet.

**Gary L. Paxton**
President and
Chief Executive Officer

**Thomas P. Capo**
Chairman of the Board

Tulsa, Oklahoma
March 22, 2007

**Profile:** Dollar Thrifty Automotive Group, Inc. (DTG) is a Fortune 1000 Company headquartered in Tulsa, Oklahoma. Driven by the mission, "Value Every Time," the Company's brands, Dollar Rent A Car and Thrifty Car Rental, serve value-conscious travelers in approximately 70 countries. Dollar and Thrifty have over 800 corporate and franchised locations in the United States and Canada, operating in virtually all of the top U.S. airport markets; both brands operate in all of the top Canadian airport markets. The Company's more than 8,500 employees are located mainly in North America, but global service capabilities exist through an expanding international franchise network. The common stock is listed on the New York Stock Exchange under the ticker symbol DTG.


$1.11
$1.21
$1.40
$1.51
$1.66
02 03 04 05 06
Total Revenue
(In Billions)
$30.3
$48.3
$25.7
$20.5
$66.5
$52.2
$76.4
$58.9
$51.7
$57.2
02 03 04 (1) 05 06
Net Income
(In Millions)
GAAP
Non-GAAP (2)
69.3
80.3
102.2
113.0
119.6
02 03 04 05 06
Average Number of Rental Vehicles Operated
(In Thousands)

# Financial Highlights

*(Dollars in thousands, except per share amounts and revenue per vehicle)*

| Years Ended December 31, | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|
| STATEMENTS OF INCOME DATA | | | | | |
| Total revenue | $ 1,660,677 | $ 1,507,554 | $ 1,403,847 | $ 1,208,412 | $ 1,114,612 |
| Vehicle rental revenue | $ 1,538,673 | $ 1,380,172 | $ 1,255,890 | $ 994,647 | $ 878,802 |
| Vehicle leasing revenue | $ 56,798 | $ 63,465 | $ 80,456 | $ 144,368 | $ 168,792 |
| Other revenue | $ 65,206 | $ 63,917 | $ 67,501 | $ 69,397 | $ 67,018 |
| Net income | $ 51,692 | $ 76,355 | $ 66,473 (1) | $ 25,696 | $ 30,331 |
| Diluted earnings per share | $ 2.04 | $ 2.89 | $ 2.53 (1) | $ 1.01 | $ 1.22 |
| Weighted average diluted shares | 25,318,799 | 26,405,470 | 26,222,785 | 25,393,581 | 24,894,381 |
| (2) RECONCILIATION OF NON-GAAP TO GAAP NET INCOME: | | | | | |
| Net income - as reported | $ 51,692 | $ 76,355 | $ 66,473 (1) | $ 25,696 | $ 30,331 |
| (Increase) decrease in fair value of derivatives, net of tax | $ 5,528 | $ (17,486) | $ (14,302) | $ (5,220) | $ 18,016 |
| Net income - non-GAAP | $ 57,220 | $ 58,869 | $ 52,171 (1) | $ 20,476 | $ 48,347 |
| BALANCE SHEET DATA | | | | | |
| Cash and cash equivalents | $ 191,981 | $ 274,299 | $ 204,453 | $ 192,006 | $ 143,485 |
| Restricted cash and investments | $ 389,794 | $ 785,290 | $ 455,215 | $ 536,547 | $ 334,849 |
| Revenue-earning vehicles, net | $ 2,623,719 | $ 2,202,890 | $ 2,256,905 | $ 2,126,862 | $ 1,989,919 |
| Total assets | $ 4,011,498 | $ 3,986,784 | $ 3,604,977 | $ 3,396,270 | $ 3,096,029 |
| Total debt | $ 2,744,284 | $ 2,724,952 | $ 2,500,426 | $ 2,442,162 | $ 2,224,303 |
| Stockholders' equity | $ 647,700 | $ 690,428 | $ 608,743 | $ 537,849 | $ 503,447 |
| VEHICLE RENTAL DATA *(U.S. and Canada)* | | | | | |
| Average number of vehicles operated | 119,648 | 113,002 | 102,159 | 80,302 | 69,272 |
| Number of rental days | 36,642,026 | 34,909,560 | 31,831,062 | 24,654,084 | 21,056,362 |
| Monthly average revenue per vehicle | $ 1,072 | $ 1,018 | $ 1,024 | $ 1,032 | $ 1,057 |
| VEHICLE LEASING DATA *(U.S. and Canada)* | | | | | |
| Average number of vehicles leased | 9,886 | 12,269 | 17,519 | 26,917 | 30,917 |

*Note 1: Includes the favorable cumulative effect of a change in accounting principle of $3.7 million due to adoption of FIN No. 46(R) as of March 31, 2004.*

*Note 2: Non-GAAP net income excludes the impact of the (increase) decrease in fair value of derivatives, net of related tax impact, from the reported GAAP net income. See table above for a reconciliation of non-GAAP to GAAP results. Due to the volatility in net income resulting from the mark-to-market treatment of the derivatives, the Company believes non-GAAP net income provides an important measure of year over year operating results.*

**Forward-looking Statements.** *Certain matters discussed in this report, excluding historical information, include forward-looking statements. Although Dollar Thrifty Automotive Group, Inc. believes such forward-looking statements are based on reasonable assumptions, no assurance can be given that each statement about the future will be realized. Such statements are made in reliance on the "safe harbor" protections provided under the Private Securities Litigation Reform Act of 1995. For more detail, see page 3.*



# to see around the corner.

**Our ability to sustain success.**

# FORM 10-K

Dollar Thrifty Automotive Group, Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

# FORM 10-K

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number 1-13647

# DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.

(Exact name of registrant as specified in its charter)

| Delaware<br>(State or other jurisdiction of incorporation or organization) | 73-1356520<br>(I.R.S. Employer Identification No.) |
|---|---|

5330 East 31st Street, Tulsa, Oklahoma 74135
(Address of principal executive offices and zip code)
Registrant's telephone number, including area code: (918) 660-7700


SEC MAIL
RECEIVED
PROCESSING
APR 16 2007
WASH. D.C.
190
SECTION

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class: | Name of each exchange on which registered: |
|---|---|
| Common Stock, $.01 par value | New York Stock Exchange |

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: Yes_X_ No___

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act: Yes___ No_X_

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes_X_ No___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K: ____

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act:

Large accelerated filer_X_ Accelerated filer____ Non-accelerated filer____

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act): Yes___ No_X_

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of June 30, 2006, the last business day of the registrant's most recently completed second fiscal quarter, based on the closing price of the stock on the New York Stock Exchange on such date was $1,094,783,697.

The number of shares outstanding of the registrant's Common Stock as of February 28, 2007 was 23,699,081.

## DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement for the Annual Meeting of Stockholders to be held on May 17, 2007 are incorporated by reference in Part III.

---

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
FORM 10-K

TABLE OF CONTENTS

**FACTORS AFFECTING FORWARD-LOOKING STATEMENTS**

Some of the statements contained herein under "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operation" may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although Dollar Thrifty Automotive Group, Inc. believes such forward-looking statements are based upon reasonable assumptions, such statements are not guarantees of future performance and certain factors could cause results to differ materially from current expectations. These factors include: price and product competition; access to reservation distribution channels; economic and competitive conditions in markets and countries where the companies' customers reside and where the companies and their franchisees operate; natural hazards or catastrophes; incidents of terrorism; airline travel patterns; changes in capital availability or cost; costs and other terms related to the acquisition and disposition of automobiles; systems or communications failures; costs of conducting business and changes in structure or operations; and certain regulatory and environmental matters and litigation risks. Should one or more of these risks or uncertainties, among others, materialize, actual results could vary from those estimated, anticipated or projected. Dollar Thrifty Automotive Group, Inc. undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.

## PART I

### ITEM 1. BUSINESS

**Company Overview**

***General***

Dollar Thrifty Automotive Group, Inc., a Delaware corporation ("DTG"), owns DTG Operations, Inc. ("DTG Operations"), Dollar Rent A Car, Inc. and Thrifty, Inc. Thrifty, Inc. owns Thrifty Rent-A-Car System, Inc. and Thrifty Car Sales, Inc. ("Thrifty Car Sales"). Thrifty Rent-A-Car System, Inc. owns Dollar Thrifty Automotive Group Canada Inc. ("DTG Canada"). DTG operates under a corporate structure that combines the management of operations and administrative functions for both the Dollar and Thrifty brands. DTG Operations operates company-owned stores under the Dollar brand and the Thrifty brand, provides vehicle leasing to franchisees, operates reservation centers for both brands and conducts sales and marketing activities for both brands. Thrifty Rent-A-Car System, Inc. and Dollar Rent A Car, Inc. conduct franchising activities for their respective brands. Thrifty Car Sales operates a franchised retail used car sales network. The Company has two additional subsidiaries, Rental Car Finance Corp. and Dollar Thrifty Funding Corp., which are special purpose financing entities and have been appropriately consolidated in the financial statements of the Company. Dollar Rent A Car, Inc., the Dollar brand and DTG Operations operating under the Dollar brand are individually and collectively referred to hereafter as "Dollar". Thrifty, Inc., Thrifty Rent-A-Car System, Inc., Thrifty Car Sales, the Thrifty brand and DTG Operations operating under the Thrifty brand are individually and collectively referred to hereafter as "Thrifty". DTG, Dollar and Thrifty and each of their subsidiaries are individually or collectively referred to herein as the "Company", as the context may require. Dollar and Thrifty and their respective independent franchisees operate the Dollar and Thrifty vehicle rental systems. The Dollar and Thrifty brands represent a value-priced rental vehicle generally appealing to leisure customers, including foreign tourists, and to small businesses, government business and independent business travelers. As of December 31, 2006, Dollar and Thrifty had 836 locations in the United States and Canada of which 407 were company-owned stores and 429 were locations operated by franchisees. While Dollar and Thrifty have franchisees in countries outside the United States and Canada, revenues from these franchisees have not been material to results of operations of the Company.

In the United States, Dollar's main focus is operating company-owned stores located in major airports, and it derives substantial revenues from leisure and tour package rentals. Thrifty focuses on serving both the airport and local markets operating through a network of company-owned stores and franchisees. Dollar and Thrifty currently derive the majority of their U.S. revenues from providing rental vehicles and services directly to rental customers. Prior to shifting to operating more company-owned stores in 2003, Thrifty operated primarily through franchisees and derived the majority of its revenues primarily from franchising fees and services including vehicle leasing. Consequently, Dollar and Thrifty incur the costs of operating company-owned stores, and their revenues are directly affected by changes in rental demand and pricing.

The Company is the successor to Pentastar Transportation Group, Inc., which was formed in 1989 to acquire and operate the rental car subsidiaries of Chrysler Corporation, now known as DaimlerChrysler Corporation (such entity and its subsidiaries and members of its affiliated group are hereinafter referred to as "DaimlerChrysler"). DTG Operations, formerly known as Dollar Rent A Car Systems, Inc., was incorporated in 1965. Thrifty Rent-A-Car System, Inc. was incorporated in 1950 and Dollar Rent A Car, Inc. was incorporated in December 2002. Thrifty, Inc. was incorporated in December 1998.

***Available Information***

The Company makes available free of charge on or through its Internet Web site its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after such material has been electronically filed with, or furnished to, the Securities and Exchange Commission ("SEC"). The Company's Internet address is http://www.dtag.com. The SEC also maintains a Web site that contains all of the Company's filings at http://www.sec.gov.

The Company has a code of business conduct, which is available on the Company's Web site under the heading, "About DTG". The Company's Board of Directors has adopted a corporate governance policy and Board committee charters, which are updated periodically and can be found on the Company's Web site under the heading, "Corporate Governance". A copy of the code of business conduct, the corporate governance policy and the charters are available upon request to the Company's headquarters as listed on the front of this Form 10-K, attention "Investor Relations" department.

The annual Chief Executive Officer certification required by the New York Stock Exchange Listed Company Manual was submitted to the New York Stock Exchange on May 19, 2006.

**Industry Overview**

The U.S. daily vehicle rental industry has two principal markets: the airport market and the local market. Vehicle rental companies that focus on the airport market rent primarily to business and leisure travelers. Companies focusing on the local market rent primarily to persons who need a vehicle periodically for personal or business use or who require a temporary replacement vehicle. Rental companies also sell used vehicles and ancillary products such as refueling services and loss damage waivers to vehicle renters.

Vehicle rental companies typically incur substantial debt to finance their rental fleets. They also typically acquire a significant portion of their fleets under manufacturer residual value programs where the vehicle manufacturers repurchase or guarantee the resale value of Program Vehicles (hereinafter defined) at particular times in the future. This allows a rental company to determine in advance this important component of its cost structure. The Program Vehicles and the related obligations of the manufacturers are used as collateral for fleet financing.

The rental car industry has consolidated ownership of the top eight brands which are now owned by just five companies. Dollar and Thrifty are operating subsidiaries of the Company which is publicly held; Avis and Budget were recently separated from Cendant Corporation to form Avis Budget Group, Inc., a publicly held company; Hertz, formerly owned by a private equity group, recently completed an initial public offering to form Hertz Global Holdings, Inc.; Alamo and National are operating subsidiaries of Vanguard Car Rental USA, Inc., owned by the private equity group of Cerberus Capital Management, L.P.; and Enterprise is privately held.

Prior to 2001, the car rental industry had experienced steady growth over the previous decade driven by increased leisure and business airline passenger traffic due to lower airfares, and additional capacity in the hotel industry. During 2001, however, the travel industry suffered from the effects of an economic recession as well as the terrorist attacks of September 11. In the aftermath of September 11, airline passenger traffic dropped significantly and car rental companies reduced their fleet size in response to lower levels of demand. In 2004 and 2005, airline passenger traffic exceeded the previous peak levels of traffic in 2000. However, in 2006, airline passenger traffic declined slightly. The future growth of the car rental industry will be determined by general economic conditions and the level of leisure and business travel.

**Seasonality**

The Company's business is subject to seasonal variations in customer demand, with the summer vacation period representing the peak season for vehicle rentals. This general seasonal variation in demand, along with more localized changes in demand, causes the Company to vary its fleet size over the course of the year. In 2006, the Company's average monthly fleet size ranged from a low of approximately 96,000 vehicles in the first quarter to a high of approximately 145,000 vehicles in the third quarter.

## The Company

The Company has two value rental car brands, Dollar and Thrifty, with a strategy to operate company-owned stores in the top 75 airport markets and in key leisure destinations in the United States. In the United States, the Dollar and Thrifty brands remain separate, but operate corporately under a single management structure and share vehicles, back-office employees and facilities, where possible. The Company also operates company-owned stores in the eight largest airport markets in Canada under DTG Canada. In Canada, the company-owned stores are primarily co-branded.

The Company also offers franchise opportunities in smaller markets in the United States and Canada and in all markets internationally so that franchisees can operate under the Dollar or Thrifty trademarks or dual franchise and operate both brands in one market.

### Summary Operating Data of the Company

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| | | (in thousands) | |
| **Revenues:** | | | |
| Revenue from U.S. and Canada company-owned stores | $ 1,549,727 | $ 1,387,751 | $ 1,262,253 |
| Revenue from U.S. and Canada franchisees | 97,016 | 107,550 | 130,855 |
| Revenue from international franchisees | 8,176 | 7,331 | 5,128 |
| Other revenue | 5,758 | 4,922 | 5,611 |
| Total revenues | $ 1,660,677 | $ 1,507,554 | $ 1,403,847 |

| | As of December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| **Rental locations:** | | | |
| U.S. and Canada company-owned stores | 407 | 369 | 352 |
| U.S. and Canada franchisee locations | 429 | 483 | 507 |
| **Franchisee agreements:** | | | |
| U.S. and Canada | 224 | 231 | 229 |
| International | 110 | 116 | 112 |

### Dollar and Thrifty Brands

#### *Dollar*

Dollar's main focus is serving the airport vehicle rental market, which is comprised of business and leisure travelers. The majority of its locations are on or near airport facilities. At December 31, 2006, Dollar had 107 company-owned and franchised in-terminal airport locations in the United States. Dollar operates primarily through company-owned stores in the United States and Canada, and also licenses to independent franchisees which operate as a part of the Dollar brand system in the United States, Canada and abroad. In January 2003, Dollar re-acquired its master franchise rights in Canada and began acquiring the operations of franchisees in the eight largest airport markets of Calgary, Winnipeg, Ottawa, Toronto, Montreal, Halifax, Edmonton and Vancouver. Dollar successfully completed the acquisition of all franchisee operations in these top markets by January 2004, when it purchased the franchise operation in Vancouver. Dollar has continued to expand its company-owned stores in the United States by acquiring franchisee operations in key markets.

As of December 31, 2006, Dollar's vehicle rental system included 358 locations in the United States and Canada, consisting of 200 company-owned stores and 158 franchisee locations. Dollar's total rental revenue generated by company-owned stores was $923 million for the year ended December 31, 2006.

### *Thrifty*

Historically, Thrifty's main focus had been on franchising and franchise support services. However, in 2003, Thrifty began shifting to operating more company-owned stores by acquiring franchisee locations in key markets. Thrifty continued to acquire franchisee locations during 2006; however, the majority of the acquisition opportunities are now completed. Thrifty U.S. company-owned locations increased to 152 at December 31, 2006 from 129 at December 31, 2005. Thrifty's U.S. company-owned stores and its franchisees derive approximately 80% of their combined rental revenues from the airport market and approximately 20% from the local market. Thrifty's approach of serving both the airport and local markets allows many of its franchisees and company-owned stores to have multiple locations to improve fleet utilization and profit margins by moving vehicles among locations to better address demand between these markets. At December 31, 2006, Thrifty had 109 company-owned and franchised in-terminal airport locations in the United States.

As of December 31, 2006, Thrifty's vehicle rental system included 478 rental locations in the United States and Canada, consisting of 271 franchisee locations and 207 company-owned stores. Thrifty's total rental revenue generated by company-owned stores was $616 million for the year ended December 31, 2006.

## Corporate Operations

### *United States*

Beginning in 2003, the Company implemented a new operating model for U.S. Dollar and Thrifty company-owned stores, which included generally maintaining separate airport counters, bussing, reservations, marketing and all other customer contact activities, while using a single management team for both brands. In addition, this operating model included sharing vehicles, back-office employees and service facilities, where possible.

As of December 31, 2006, the Company operates the Dollar brand in 58 and the Thrifty brand in 53 of the top 75 airport markets in the United States and operates both brands in 47 of these top 75 airport markets. During 2006, the Company added the Dollar brand in four and the Thrifty brand in eight of the top 75 airport markets by acquiring franchisee locations.

### *Canada*

The Company operates in Canada through DTG Canada. Thrifty has historically had a strong corporate presence in Canada, and, during 2003, Dollar acquired its master franchise rights in Canada and began re-acquiring its franchisee locations in the eight largest airport markets in Canada. The Company operates corporate stores in all eight of the largest airport markets in Canada, which includes Calgary, Winnipeg, Ottawa, Toronto, Montreal, Halifax, Edmonton and Vancouver. The majority of the markets are operated under the Company's co-branding strategy in Canada where both the Dollar and Thrifty brands are represented at one shared location.

### *Franchise Acquisition Program*

The Company is pursuing opportunities to acquire both Dollar and Thrifty franchise operations in the top 75 U.S. airport markets and other key leisure markets. In 2003, Thrifty began shifting to operating more company-owned stores by acquiring franchisee locations on an opportunistic basis in key markets. In 2006, Thrifty continued this strategy by acquiring the Thrifty franchise operations in twelve U.S. markets: Little Rock, Arkansas; Providence, Rhode Island; Cincinnati, Columbus and Dayton, Ohio; Milwaukee and Madison, Wisconsin; Pensacola, Florida; Phoenix, Arizona; Reno, Nevada; and San Antonio and El Paso, Texas. Dollar acquired the Dollar franchise operations in six U.S. markets: Nashville, Tennessee; Oklahoma City and Tulsa, Oklahoma; Minneapolis, Minnesota; Madison, Wisconsin; and El Paso, Texas. Dollar and Thrifty generally have the right of first refusal on the sale of a franchise operation. As of December 31, 2006, the Company had completed the majority of its acquisition program.

*Tour Rentals*

Vehicle rentals by customers of foreign and U.S. tour operators generated approximately $166 million or 10.8% of the Company's rental revenues for the year ended December 31, 2006. These rentals are usually part of tour packages that can also include air travel and hotel accommodations. No single tour operator account generated in excess of 2% of the Company's 2006 rental revenues.

*Other*

As of December 31, 2006, the Company had 133 vehicle rental concessions for company-owned stores at 81 airports in the United States. Its payments for these concessions are usually based upon a specified percentage of airport-generated revenue, subject to a minimum annual fee, and typically include fixed rent for terminal counters or other leased properties and facilities. A growing number of larger airports are building consolidated airport rental car facilities to eliminate congestion at the airport which also facilitates additional growth for the rental car industry.

*Supplemental Equipment and Optional Products* – Dollar and Thrifty rent global positioning system (GPS) equipment, ski racks, baby seats and other supplemental equipment, sell pre-paid gasoline and, subject to availability and applicable local law, make available loss damage waivers and insurance products related to the vehicle rental.

**Summary of Corporate Operations Data**

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| | | (in thousands) | |
| **Rental revenues:** | | | |
| United States - Dollar | $ 910,434 | $ 856,284 | $ 850,473 |
| United States - Thrifty | 540,947 | 447,535 | 339,700 |
| Total U.S. rental revenues | 1,451,381 | 1,303,819 | 1,190,173 |
| Canada - Dollar and Thrifty | 87,292 | 76,353 | 65,717 |
| Total rental revenues | 1,538,673 | 1,380,172 | 1,255,890 |
| Other | 11,054 | 7,579 | 6,363 |
| Total revenues from U.S. and Canadian Corporate Operations | $ 1,549,727 | $ 1,387,751 | $ 1,262,253 |

| | As of December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| **Rental locations (U.S. and Canada):** | | | |
| Dollar | 200 | 187 | 185 |
| Thrifty | 207 | 182 | 167 |
| Total corporate rental locations | 407 | 369 | 352 |

**Franchising**

***United States and Canada***

Both Dollar and Thrifty sell U.S. franchises on an exclusive basis for specific geographic areas, generally outside the top 75 U.S. airport markets. Most franchisees are located at or near airports that generate a lower volume of vehicle rentals than the airports served by company-owned stores. In Canada, Dollar and Thrifty sell franchises in markets generally outside the top eight airport markets.

Dollar and Thrifty offer franchisees the opportunity to dual franchise in smaller U.S. and Canadian markets. That is, one franchisee can operate both the Dollar and the Thrifty brand, thus allowing them to generate more business in their market while leveraging fixed costs.

Dollar and Thrifty license to franchisees the use of their respective brand service marks in the vehicle rental and leasing and parking businesses. Franchisees of Dollar and Thrifty pay an initial franchise fee generally based on the population, number of airline passengers, total airport vehicle rental revenues and the level of any other vehicle rental activity in the franchised territory, as well as other factors. Dollar and Thrifty offer their respective franchisees a wide range of products and services which may not be easily or cost effectively available from other sources.

***System Fees in the U.S.***

*Dollar* - In addition to an initial franchise fee, each Dollar U.S. franchisee is generally required to pay a system fee equal to 8% of airport rental revenue and 6% for suburban operations.

*Thrifty* - In addition to the initial franchise fee, each Thrifty U.S. franchisee pays an administrative fee, which is generally 3% of base rental revenue, excluding ancillary products and an advertising fee ranging from 2.5% to 4.5% of base rental revenue to a separate advertising fund managed by the Company.

***System Fees in Canada***

All Dollar and Thrifty Canadian franchisees whether operating a single-brand or co-brand location pay a monthly fee generally equal to 8% of rental revenue.

***Franchisee Services and Products***

Dollar and Thrifty provide their U.S. and Canadian franchisees a wide range of products and services, including vehicle leasing, reservations, marketing programs and assistance, branded supplies, image and standards, training, rental rate management analysis and customer satisfaction programs. Additionally, Dollar and Thrifty offer their respective franchisees centralized corporate account and tour billing and travel agent commission payments.

**Summary of U.S. and Canada Franchise Operations Data**

| | As of December 31, | | |
|---|---|---|---|
| | **2006** | **2005** | **2004** |
| **Franchisee locations:** | | | |
| Dollar | 158 | 165 | 164 |
| Thrifty | 271 | 318 | 343 |
| Total franchisee locations | 429 | 483 | 507 |
| **Franchisee agreements:** | | | |
| Dollar | 89 | 85 | 75 |
| Thrifty | 135 | 146 | 154 |
| Total franchisee agreements | 224 | 231 | 229 |

***International***

Dollar and Thrifty offer master franchises outside the United States and Canada, generally on a countrywide basis. Each master franchisee is permitted to operate within its franchised territory directly or through subfranchisees. At December 31, 2006, exclusive of the United States and Canada, Dollar had franchised locations in 51 countries and Thrifty had franchised locations in 66 countries. These locations are in Latin America, Europe, the Middle East, and the Asia-Pacific regions. In 2003, the Company began offering franchisees the opportunity to license the rights to operate both the Dollar and Thrifty brands in certain markets on a dual franchise or co-brand basis. Revenue generated by the Company from franchised operations outside the United States and Canada totaled $8.2 million in 2006, comprised primarily of system, reservation and advertising fees.

**Thrifty Car Sales**

In December 1998, Thrifty Car Sales was formed to operate a franchise system, "Thrifty Car Sales". Thrifty Car Sales provides an opportunity to qualified candidates including independent and franchised dealers to enhance or expand their used car operations under a well-recognized national brand name. In addition to the use of the brand name, dealers have access to a variety of products and services offered by Thrifty Car Sales. These products and services include participation in a full service business development center, a nationally supported Internet strategy and website, operational and marketing support, vehicle supply services, customized retail and wholesale financing programs as well as national accounts and supplies programs. As of December 31, 2006, Thrifty Car Sales had 32 franchise locations in operation.

**Reservations**

The Internet is the primary source of reservations for the Company. For the year ended December 31, 2006, approximately 68% of the Company's total non-tour reservations came through the Internet, increasing from approximately 62% in 2005. The Company's Internet Web sites (dollar.com and thrifty.com) provided approximately 39% of total non-tour reservations. During 2006, 29% of non-tour reservations were provided from third party Internet sites with no individual third party site providing in excess of 9% of total non-tour reservations. The remaining non-tour reservations were primarily provided by the reservation call centers and travel agents. The Company has continuously staffed reservation call centers for Dollar and Thrifty at its headquarters in Tulsa, Oklahoma, and at its facility in Tahlequah, Oklahoma. Dollar and Thrifty reservation systems are linked to all major airline reservation systems and through such systems to travel agencies in the United States, Canada and abroad. In February 2007, the Company announced that it would be outsourcing portions of its call centers to PRC, a global leader in the operation of outsourced call centers, during the second quarter of 2007.

**Marketing**

Dollar and Thrifty are positioned as value car rental companies in the travel industry, providing on-airport convenience with low rates on quality vehicles. Customers who rent from Dollar and Thrifty are cost-conscious leisure, government and business travelers who want to save money on car rentals without compromising fundamental car rental products or services.

Dollar and Thrifty acquire these value-oriented customers through a multi-faceted marketing approach that involves traditional (television and print) and Internet advertising, Internet search marketing, sales teams, strategic marketing partners, and investments in traditional and emerging distribution channels. Each of these disciplines has a specific focus on selected customer segment opportunities.

In support of this multi-faceted approach, Dollar launched a series of new offerings in 2006, including a new customer incentive program, "Dollar Rewards", which provides Dollar's frequent customers with free rental days. In addition, Dollar made significant enhancements to its speed of service product, "Dollar Express"; launched a Travel Agent Incentive program with American Express called "Dollar Dividends"; and launched, via dollar.com, a small business product, "Dollar4Business". Thrifty has similar programs in place, including Thrifty's "Bluechip" speed of service product, "Bluechip Rewards", for frequent customers; "Look to Book" incentives for travel agents; and "Thrifty SmartBiz" for small business customers.

In the United States, Thrifty's national advertising and marketing expenses are paid out of an advertising fund managed by a national advertising committee consisting of representatives of Thrifty franchisees and certain members of Company management.

***Strategic Marketing Partners***

Dollar and Thrifty have aligned themselves with certain strategic marketing partners to facilitate the growth of their business.

Dollar has strong relationships with many significant international tour operators who specialize in inbound tour packages to the United States, as well as domestic tour operators who generate inbound business to Hawaii, Florida and other leisure destinations.

Major travel agents and consortia operate under preferred supplier agreements with Dollar and Thrifty. Under these preferred agreements, Dollar and Thrifty provide these travel agency groups additional commissions or additional benefits in return for their featuring Dollar and Thrifty in their advertising or giving Dollar and Thrifty a priority in their reservation systems. In general, these arrangements are not exclusive to Dollar and Thrifty.

Both Dollar and Thrifty have also developed strategic partnerships with certain hotels, credit card companies, and with most U. S. airlines through participation in the airline's frequent flyer programs. In addition, Dollar and Thrifty actively participate with our partner airlines in their respective branded Web sites.

***Internet Marketing and Distribution Channels***

Dollar and Thrifty focus on Internet advertising and marketing, which continues to be the most cost-efficient means of reaching travel customers. Dollar and Thrifty promote their respective brands via Internet banner advertising, keywords and rate guarantees to encourage travelers to book reservations on dollar.com and thrifty.com. In addition, Dollar and Thrifty both continue to make technology investments in their respective Web sites, dollar.com and thrifty.com, to provide enhancements to best meet their customer's changing travel needs.

Dollar and Thrifty are among the leading car rental companies in direct-connect technology, which bypasses global distribution systems and reduces reservation costs. Dollar and Thrifty have entered into direct-connect relationships with certain airline and other travel partners. In addition, Dollar and Thrifty are featured in numerous online channels where customers frequently shop for travel services and are in regular discussions with owners of other emerging travel channels to secure inclusion of the Dollar and Thrifty brands in those channels.

Dollar and Thrifty have made filings under the intellectual property laws of jurisdictions in which their respective franchisees operate, including the U.S. Patent and Trademark Office, to protect the names, logos and designs identified with Dollar and Thrifty. These marks are important for customer brand awareness and selection of Dollar and Thrifty for vehicle rental and for dollar.com and thrifty.com for reservation services.

**Customer Service**

The Company has programs at its headquarters and in company-owned stores to achieve consistent delivery of customer service. These programs involve customer satisfaction training and team-based problem solving, especially as it relates to improving customer service. The Company's customer service centers measure customer satisfaction, track service quality trends, respond to customer inquiries and provide recommendations to senior management and vehicle rental location supervisors. The Company conducts initial and ongoing training for headquarters, company-owned store and franchisee employees, using professional trainers, performance coaches and computer-based training programs.

## Information Systems and Other Services

The Company depends upon a number of core information systems to operate its business, primarily its counter automation, reservations and revenue management systems. The counter automation system in company-owned stores processes rental transactions, facilitates the sale of additional products and services and facilitates the monitoring of its fleet and financial assets. The Company also relies on a revenue management system which is designed to enable the Company to better determine rental demand based on historical reservation patterns and adjust its rental rates accordingly.

On August 1, 2006, the Company entered into a master services agreement ("MSA") with Electronic Data Systems Corporation and EDS Information Systems, L.L.C. (collectively, "EDS") to substantially expand the services provided by EDS to the Company. This MSA is a five-year, $150 million agreement, commencing on October 1, 2006, wherein EDS will provide the majority of information technology ("IT") services to the Company, including applications development and maintenance, network, workplace and storage management, back-up and recovery and mid-range hosting services. EDS is a leading global information technology service company that manages and monitors the majority of the Company's data network and its daily information processing. The Company's counter automation, reservations, revenue management, Internet Web sites and fleet processing systems are housed in a secure underground EDS facility in Oklahoma designed to withstand disasters.

U.S. franchisees receiving a certain volume of reservations are required to use an approved automated counter system. In addition to providing an electronic data link with the Company's worldwide reservations centers, the automated counter system produces rental agreements and provides the Company and its franchisees with customer and vehicle inventory information as well as financial and operating reports.

*Supplies and National Account Programs.* The Company makes bulk purchases of items used by its franchisees, which it sells to franchisees at prices that are often lower than they could obtain on their own. The Company also negotiates national account programs to allow its franchisees to take advantage of volume discounts for many materials or services used for operations such as tires, glass replacement, long distance telephone service and overnight mail.

*Parking Services.* Airport parking operations are a natural complement to vehicle rental operations. The Company encourages its franchisees that have near-airport locations to add this ancillary business and the Company operates some corporate parking operations as well.

## Fleet Acquisition and Management

### *Vehicle Supply*

For the 2006 model year, DaimlerChrysler vehicles represented approximately 93% of the total U.S. fleet purchases by DTG Operations. DTG Operations also purchases vehicles from other automotive manufacturers. The Company expects that for the 2007 model year, DaimlerChrysler vehicles will continue to represent a substantial majority of the total U.S. fleet of DTG Operations.

Automotive manufacturers' residual value programs limit the Company's residual value risk. Under these programs, the manufacturer either guarantees the aggregate depreciated value upon resale of covered vehicles of a given model year, as is generally the case under DaimlerChrysler's program, or agrees to repurchase vehicles at specified prices during established repurchase periods. In either case, the manufacturer's obligation is subject to certain conditions relating to the vehicle's age, physical condition and mileage. Vehicles purchased by vehicle rental companies under these programs are referred to as "Program Vehicles." Vehicles not purchased under these programs and for which rental companies therefore bear residual value risk are referred to herein as "Non-Program Vehicles." The Company believes that a majority of vehicles owned by the U.S. vehicle rental industry are Program Vehicles.

DaimlerChrysler, the Company's primary supplier, sets the terms of its residual value program before the start of each model year. The terms include monthly depreciation rates, minimum and maximum holding periods and mileages, model mix requirements, and vehicle condition and other return requirements. The residual value program enables DTG Operations to limit its residual value risk with respect to Program

Vehicles because DaimlerChrysler agrees to reimburse DTG Operations for any difference between the aggregate gross auction sale price of the Program Vehicles for the particular model year and the vehicles' aggregate predetermined residual value. Under the program, DTG Operations must sell the Program Vehicles in closed auctions to DaimlerChrysler dealers. DTG Operations is reimbursed under the program for certain transportation, auction-related and interest costs.

DTG Operations also purchases Non-Program Vehicles, for which it bears the full residual value risk because the vehicles are not covered by any manufacturer's residual value program. It does so when required by manufacturers in connection with the purchase of Program Vehicles or when it believes there is an opportunity to lower its fleet costs or to fill model and class niches not available through residual value programs. DaimlerChrysler, which is the main provider of Non-Program Vehicles to DTG Operations, does not set any terms or conditions on the resale of Non-Program Vehicles other than requiring minimum holding periods. For the 2006 model year, approximately 32% of all vehicles acquired by DTG Operations were Non-Program Vehicles.

Vehicle depreciation is the largest single cost element in the Company's operations; therefore, the Company's operating results are materially affected by the depreciation rates and other purchase terms provided under DaimlerChrysler's residual value program, the residual values on Non-Program Vehicles and the level of purchase or promotion incentives. Residual value programs enable Dollar and Thrifty to determine their depreciation expense on Program Vehicles in advance. The percentage of vehicles acquired under DaimlerChrysler and other manufacturers' residual value programs in the future will depend upon several factors, including the availability and cost of these programs. For the 2007 model year, vehicle manufacturers have stated their intent to continue to reduce vehicle supply to the rental car industry and have significantly increased industry vehicle costs by continuing to increase Program Vehicle depreciation rates and lower incentives. The Company has received substantial payments under residual value programs over the past several years. See Note 6 of Notes to Consolidated Financial Statements. In addition, the Company is impacted by the residual value of Non-Program Vehicles which depends on such factors as the general level of pricing in the automotive industry for both new and used vehicles. Because of the difficulty in predicting future vehicle resale values, the Company may not be able to manage effectively the residual value risk on its Non-Program Vehicles.

Dollar and Thrifty entered into U.S. vehicle supply agreements with DaimlerChrysler, which commenced with the 1997 model year. These vehicle supply agreements have been extended or renewed to cover all model years since inception in 1997. In September 2006, the Vehicle Supply Agreement (the "VSA") was amended to enable the Company to acquire vehicles through the 2011 model year. Under the VSA, DaimlerChrysler has agreed to make specified volumes of DaimlerChrysler vehicles available for use by company-owned stores or for fleet leasing programs. Dollar and Thrifty will promote DaimlerChrysler vehicles exclusively in their advertising and other promotional materials and DaimlerChrysler has agreed to make various promotional payments to the Company. These payments are material to the Company's results of operations. See Note 6 of Notes to Consolidated Financial Statements.

The VSA provides that the Company will purchase at least 75% of its vehicles from DaimlerChrysler until a certain minimum level is reached, of which 80% will be Program Vehicles and 20% will be Non-Program Vehicles. The Company typically acquires additional DaimlerChrysler vehicles which may be Program Vehicles or Non-Program Vehicles. Also from time to time, the Company will convert vehicles originally acquired as Program Vehicles to Non-Program Vehicles on an opportunistic basis in an effort to lower overall vehicle depreciation costs. While DaimlerChrysler has the sole discretion to set the specific terms and conditions of its residual value program for a model year, it has agreed in the VSA to offer programs to the Company that, taken as a whole, are competitive with a residual value program Ford or General Motors makes generally available to domestic vehicle rental companies.

***Vehicle Disposition***

DTG Operations generally holds vehicles in rental service from seven to nine months. The length of service is determined by taking into account seasonal rental demand and the average monthly mileage accumulation. Most vehicles must be removed from service before they reach 30,000 miles to avoid significant excess mileage penalties under DaimlerChrysler's residual value program. DTG Operations must bear the risk on the resale of Program Vehicles that cannot be returned. DTG Operations' efforts to expand the channels for disposition of Non-Program Vehicles have been successful. DTG Operations disposed of 62% of its Non-Program Vehicles through auctions and 38% directly to used car dealers, wholesalers and its franchisees during the year ended December 31, 2006.

***Maintenance***

DTG Operations has automotive maintenance centers. These facilities are accepted by automotive manufacturers as eligible to perform and receive reimbursement for warranty repairs. Collision damage repairs are generally performed by independent contractors. Dollar's and Thrifty's franchisees are responsible for the maintenance of their fleet vehicles.

***Vehicle Financing***

The Company requires a substantial amount of debt to finance the purchase of vehicles used in its rental and leasing fleets. The Company primarily utilizes asset backed financing programs to finance its vehicles. Under these programs, the Company is required to provide collateral at different levels for Program Vehicles and Non-Program Vehicles. The Company also uses commercial paper programs, bank lines of credit and vehicle manufacturer lines of credit to finance the remainder of its vehicles.

***Fleet Leasing Programs***

DTG Operations makes fleet leasing programs available to Dollar and Thrifty U.S. franchisees for each new model year. The terms of its fleet leasing programs generally mirror the requirements of various manufacturers' residual value programs with respect to model mix, order and delivery, vehicle maintenance and returns, but also include Non-Program Vehicles. Dollar and Thrifty monitor the creditworthiness and operating performance of franchisees participating in the fleet leasing programs and periodically audit franchisees' leased fleets. For the year ended December 31, 2006, approximately 3% of the Company's total revenue was derived from vehicle leasing programs. As the Company continues to implement its corporate strategy of acquiring franchise operations and converting them to corporate operations, leasing revenue will continue to decline.

DTG Operations sets lease rates after considering depreciation rates for Program Vehicles, estimated Non-Program Vehicle depreciation rates, interest costs, model mix, administrative costs and market conditions. Average monthly lease rates vary depending on vehicle model, and the average lease period is between seven and nine months. Although DTG Operations leases both Non-Program Vehicles as well as Program Vehicles to Dollar and Thrifty franchisees, these fleet leasing programs eliminate the residual value risk for such franchisees. Franchisees may, however, elect to assume some residual value risk on certain Non-Program Vehicles they lease in exchange for a lower lease rate.

**U.S. Fleet Data**

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2006** | **2005** | **2004** |
| **DTG** | | | |
| Average number of vehicles leased to franchisees | 8,836 | 11,230 | 16,622 |
| Average number of vehicles in combined fleets of franchisees | 29,095 | 34,277 | 42,491 |
| Average number of vehicles in combined fleets of company-owned stores | 113,762 | 107,344 | 96,675 |
| Total | 142,857 | 141,621 | 139,166 |

## Competition

There is intense competition in the vehicle rental industry on the basis of price, service levels, vehicle quality, vehicle availability and the convenience and condition of rental locations. Dollar and Thrifty and their franchisees operate mainly in the U.S. airport market, relying on leisure, tour and small business customers. Dollar and Thrifty and their franchisees' principal competitors are Alamo, Avis, Budget, Hertz, National and Enterprise.

The Canadian vehicle rental markets are also intensely competitive. Most of the Canadian market is operated either directly or through franchisees of the major U.S. vehicle rental companies, including Budget, Alamo, Avis, Hertz, Enterprise and National, as well as Dollar and Thrifty.

## Insurance

The Company is subject to third-party bodily injury liability and property damage claims resulting from accidents involving its rental vehicles. In 2005 and 2004, the Company retained the risk of loss in various amounts up to $2.0 million on a per occurrence basis for public liability and property damage claims, plus a self-insured corridor of $1.0 million per occurrence for losses in excess of $2.0 million with an aggregate limit of $3.0 million for losses within this corridor. In March 2006, the Company increased its retained risk of loss to $4.0 million per occurrence for public liability and property damage claims, plus a self-insured corridor of $1.0 million per occurrence for losses in excess of $4.0 million with an aggregate limit of $7.0 million for losses within this corridor. The Company maintains insurance coverages at certain amounts in excess of its retained risk. The Company retains the risk of loss on supplemental liability insurance policies sold to vehicle rental customers.

In 2005 and 2004, the Company retained the risk of loss for general and garage liability insurance coverage in various amounts up to $2.0 million and maintained insurance at certain amounts in excess of $2.0 million. In March 2006, the Company increased its retention of the risk of loss to up to $5.0 million for general and garage liability. The Company retains the risk of loss for any catastrophic and comprehensive damage to its vehicles. In addition, the Company carries workers' compensation coverage with retentions in various amounts up to $500,000. The Company also carries excess liability and directors' and officers' liability insurance coverage.

Provisions for bodily injury liability and property damage liability on self-insured claims and for supplemental liability insurance claims (collectively referred to as "Vehicle Insurance Reserves") are made by charges to expense based upon periodic actuarial evaluations of estimated ultimate liabilities on reported and unreported claims. As of December 31, 2006, the Company's reserve for Vehicle Insurance Reserves was approximately $103.9 million. The Company's obligations to pay insurance related losses and indemnify the insurance carriers for fronted policies are collateralized by surety bonds and letters of credit. As of December 31, 2006, these letters of credit and surety bonds totaled approximately $63.3 million and $9.1 million, respectively.

The Company also maintains various letters of credit and surety bonds to secure performance under airport concession agreements and other obligations which totaled approximately $9.2 million and $28.1 million, respectively, as of December 31, 2006.

## Regulation

### *Loss Damage Waivers*

Loss damage waivers relieve customers from financial responsibility for vehicle damage. Legislation affecting the sale of loss damage waivers has been adopted in 25 states. These laws typically require notice to customers that the loss damage waiver may duplicate their own coverage or may not be necessary, limit customer responsibility for damage to the vehicle or cap the price charged for loss damage waivers. Adoption of national or additional state legislation affecting or limiting the sale, or capping the rates, of loss damage waivers could result in the loss of this revenue and could increase costs to Dollar, Thrifty and their franchisees.

***Franchising Regulation***

As franchisors, Dollar and Thrifty are subject to federal, state and foreign laws regulating various aspects of franchise operations and sales. These laws impose registration and disclosure requirements on franchisors in the offer and sale of franchises and, in certain states, also apply substantive standards to the relationship between the franchisor and the franchisee, including those pertaining to default, termination and nonrenewal of franchises.

***Other Matters***

Certain states previously made vehicle owners (including vehicle rental companies) vicariously liable for the actions of any person lawfully driving an owned vehicle, regardless of fault. Until August 10, 2005, when a change in the vicarious liability law was imposed, some of these states, primarily New York, did not limit this liability. With the passage of the federal "Highway Bill", unlimited vicarious liability for vehicle rental and leasing companies has been removed, thus, limiting exposure to state minimum financial responsibility amounts. Vehicle rental companies are also subject to various federal, state and local consumer protection laws and regulations including those relating to advertising and disclosure of charges to customers.

Dollar and Thrifty are subject to federal, state and local laws and regulations relating to taxing and licensing of vehicles, franchise sales, franchise relationships, vehicle liability, used vehicle sales, insurance, telecommunications, vehicle rental transactions and labor matters. The Company believes that Dollar's and Thrifty's practices and procedures are in substantial compliance with federal, state and local laws and is not aware of any material expenditures necessary to meet legal or regulatory requirements. Nevertheless, considering the nature and scope of Dollar's and Thrifty's businesses, it is possible that regulatory compliance problems could be encountered in the future.

**Environmental Matters**

The principal environmental regulatory requirements applicable to Dollar and Thrifty operations relate to the ownership, storage or use of petroleum products such as gasoline, diesel fuel and new and used motor oil; the treatment or discharge of waste waters; and the generation, storage, transportation and off-site treatment or disposal of waste materials. Dollar and Thrifty own 10 and lease 128 locations where petroleum products are stored in underground or above-ground tanks. For owned and leased properties, Dollar and Thrifty have programs designed to maintain compliance with applicable technical and operational requirements, including leak detection testing of underground storage tanks, and to provide financial assurance for remediation of spills or releases.

The historical and current uses of the Dollar and Thrifty facilities may have resulted in spills or releases of various hazardous materials or wastes or petroleum products ("Hazardous Substances") that now, or in the future, could require remediation. The Company also may be subject to requirements related to remediation of Hazardous Substances that have been released into the environment at properties it owns or operates, or owned or operated in the past, or at properties to which it sends, or has sent, Hazardous Substances for treatment or disposal. Such remediation requirements generally are imposed without regard to fault, and liability for any required environmental remediation can be substantial.

Dollar and Thrifty may be eligible for reimbursement or payment of remediation costs associated with releases from registered underground storage tanks in states that have established funds to assist in the payment of such remediation costs. Subject to certain deductibles, the availability of funds, the compliance status of the tanks and the nature of the release, these tank funds may be available to Dollar and Thrifty for use in remediating releases from their tank systems.

At certain facilities, Dollar and Thrifty presently are investigating or remediating soil or groundwater contamination. Based on currently available information, the Company does not believe that the costs associated with environmental investigation or remediation will be material. However, additional contamination could be identified or occur in the future.

The use of automobiles and other vehicles is subject to various governmental requirements designed to limit environmental damage, including that caused by emissions and noise. Generally, these requirements are met by the manufacturer except, on occasion, equipment failure requiring repair by the Company.

Environmental legislation and regulations and related administrative policies have changed rapidly in recent years. There is a risk that governmental environmental requirements, or enforcement thereof, may become more stringent in the future and that the Company may be subject to additional legal proceedings at other locations brought by government agencies or private parties for environmental matters. In addition, with respect to cleanup of contamination, additional locations at which wastes generated by the Company may have been released or disposed, and of which the Company is currently unaware, may in the future become the subject of cleanup for which the Company may be liable, in whole or part. Accordingly, while the Company believes that it is in substantial compliance with applicable requirements of environmental laws, there can be no assurance that the Company's future environmental liabilities will not be material to the Company's consolidated financial position or results of operations or cash flows.

**Employees**

As of December 31, 2006, the Company employed a total of approximately 8,500 full-time and part-time employees. Approximately 260 of the Company's employees were subject to collective bargaining agreements as of December 31, 2006. The Company believes its relationship with its employees is good.

## ITEM 1A. RISK FACTORS

Expanding upon the factors discussed in the Forward-Looking Statements section provided at the beginning of this Annual Report on Form 10-K, the following are important factors that could cause actual results or events to differ materially from those contained in any forward-looking statements that we made. In addition, not all risks and uncertainties are described below. Risks that we do not know about could arise and issues we now view as minor could become more important. If we are unable to adequately respond to any of these risks, our financial condition and results of operations could be materially adversely affected.

*Economic Conditions*

Our results are affected by general economic conditions in the United States and Canada. A poor economy has historically led to a decline in both business and leisure travel and to lower demand for rental vehicles resulting in lower industry revenues. We have the flexibility to reduce our rental fleet size in the event of an unexpected reduction in rental demand, which partially offsets the related reduction in revenues. The disposal of vehicles for which we retain the used car market value risk will be subject to prevailing market prices.

*Highly Competitive Nature of the Vehicle Rental Industry*

There is intense competition in the vehicle rental industry, especially on price and service. The Internet has increased brand exposure and gives more details on rental prices to consumers and increases price competition. The vehicle rental industry primarily consists of eight major brands, all of which compete strongly for rental customers. A significant increase in industry capacity or a reduction in overall demand could adversely affect our ability to maintain or increase rental rates or market share.

*Seasonality*

Our business is subject to seasonal variations in customer demand, with the summer vacation period representing the peak season for vehicle rentals. In 2006, the third quarter accounted for over 29% of our vehicle rental revenues and over 32% of our operating income, while the second quarter accounted for over 25% of our vehicle rental revenues and over 30% of our operating income. Any event that disrupts rental activity during these quarters could have a disproportionately material adverse effect on our liquidity, our cash flows and/or our results of operations.

*Dependence on Air Travel*

We get approximately 90% of our rental revenues from airport locations and airport arriving customers. The number of airline passengers has a significant impact on our business. Mergers and acquisitions in the airline industry and airline restructuring through bankruptcy may cause airlines to reduce flight schedules which could adversely impact the number of airline passengers. A significant reduction in airline passengers or any event that significantly disrupts air travel could negatively impact our results.

*Concentration in Leisure Destinations*

We have a significant presence in key leisure destinations and earn a large portion of our revenue from these markets. Rental revenue from Florida, Hawaii, California and Nevada represented approximately 60% of our total rental revenue in 2006. Reductions in leisure travel to these destinations resulting from natural disasters, terrorist acts, general economic conditions or other factors would have a material impact on our results.

*Vehicle Supply and Residual Values*

Our vehicle supply agreement with DaimlerChrysler extends through model year 2011 and we generally purchase 80% to 90% of our vehicles from DaimlerChrysler. Under the vehicle supply agreement, we must purchase 75% of our vehicles from DaimlerChrysler up to certain targeted volumes and DaimlerChrysler has agreed to provide us certain minimum volumes of vehicles. The vehicle supply agreement also requires that 80% of the vehicles at the initial targeted volumes be vehicles covered by a manufacturer program that guarantees the value of the vehicle at the time of sale. Residual value programs such as the vehicle supply agreement enable us to determine depreciation expense, which is our largest single cost element, on Program Vehicles in advance.

Our yearly vehicle requirements usually exceed the amounts that DaimlerChrysler has agreed to provide under the vehicle supply agreement. Historically, DaimlerChrysler has agreed to sell us more vehicles than we must buy under the vehicle supply agreement. We have also acquired vehicles from other manufacturers to meet our vehicle requirements. For the 2006 model year, DaimlerChrysler vehicles represented approximately 93% of the Company's U.S. fleet. We depend on DaimlerChrysler to continue to provide vehicles above the amounts included in the vehicle supply agreement. Alternatively, we have the ability to purchase vehicles from other manufacturers to satisfy our ongoing vehicle requirements. Each year, we negotiate these purchase agreements that are outside the vehicle supply agreement.

Vehicle manufacturers, including DaimlerChrysler, have recently stated their intent to reduce vehicle supply to the rental car industry and have significantly increased industry vehicle costs by increasing Program Vehicle depreciation rates and lowering incentives. The inability of any of the major vehicle manufacturers to sell enough vehicles to the industry could adversely affect our results. Furthermore, if the vehicle manufacturers change the size or terms of their residual value programs, we could experience increased residual value risk or increased depreciation rates on Program Vehicles that could be material to our results of operations and could adversely affect our ability to finance our vehicles.

Additionally, if DaimlerChrysler defaults on the vehicle supply agreement for any reason, we could be left with a material unpaid balance from DaimlerChrysler with respect to Program Vehicles that were sold for an amount less than the guaranteed residual value or for incentive and reimbursement payments that were not paid.

*Market Risk in Vehicle Disposition*

We have generally retained the used car market value risk on 15% to 35% of our vehicles and plan to increase this percentage in 2007 and future periods. The depreciation costs for these vehicles are highly dependent on the strength of used car prices at the time of sale. A large unexpected decline in used car prices would have a significant adverse impact on our results.

*Customer Surcharges*

In almost every state, we recover various costs associated with the title and registration of our vehicles and, where permitted, the concession cost imposed by airport authorities or the owners and/or operators of the premises from which our vehicles are rented. Consistent with industry-wide business practices, we separately state these additional surcharges in our rental agreements and invoices and disclose the existence of these surcharges to customers together with an estimated total price, inclusive of these surcharges, in all distribution channels. This standard practice complies with the Federal Trade

Commission Act and has been upheld by several courts. However, there are several legislative proposals in certain states which, if enacted, would define which surcharges are permissible and establish calculation formulas which may differ from the manner in which we set our surcharges. Enactment of any of these proposals could restrict our ability to recover all of the surcharges we currently charge and may have a material adverse impact on our results of operations.

*Fuel Costs*

Limitations in fuel supplies and significant increases in fuel prices could have a material adverse effect on our financial condition, results of operations and cash flows, either by directly discouraging customers from renting cars, causing a decline in airline passenger traffic, or increasing our operating costs, if these increased costs cannot be passed through to our customers.

*Third Party Internet Sites*

The Internet has had a significant impact on the way travel companies get reservations. For 2006, we received 68% of our non-tour reservations from the Internet, with 39% coming from our own Internet Web sites, dollar.com and thrifty.com. The remaining 29% of non-tour reservations were provided by third party Internet sites. No single third party Internet site provides more than 9% of our non-tour reservations.

Future changes in the way travel is sold over the Internet or changes in our relationship with third party Internet sites could result in reduced reservations from one or more of these sites and less revenue.

*Liability Insurance Risk*

We are exposed to claims for personal injury, death and property damage resulting from accidents involving our rental customers and the use of our cars. In March 2006, we increased the level of self-insurance to $4.0 million per occurrence, plus a self-insured corridor of $1.0 million per occurrence for losses in excess of $4.0 million with an aggregate limit of $7.0 million for this corridor, and increased the level of self-insurance for general and garage liability to $5.0 million. We maintain insurance coverage for liability claims above these self-insurance levels. We self-insure for all losses on supplemental liability insurance policies sold to vehicle rental customers. A significant change in amount and frequency of uninsured liability claims could negatively impact our results.

*Litigation Relating to the Constitutionality of the Removal of Vicarious Liability*

On August 10, 2005, the federal Highway Bill was signed into law and removed unlimited vicarious liability for vehicle rental and leasing companies, limiting exposure to state minimum financial responsibility amounts. Before vicarious liability was removed, the owner of a vehicle in certain states would be liable for acts by vehicle drivers even though the vehicle owner was not directly responsible. This federal law supersedes all state laws on vicarious liability for automobile lessors. Since the Highway Bill became law, its constitutionality has been challenged in some state courts, including subsequent appeals. If these provisions of the Highway Bill were overturned, we would be subject to significant exposure to insurance liabilities and higher insurance costs, which would materially impact our results.

*Environmental Regulations*

We are subject to numerous environmental regulatory requirements related to the ownership, storage or use of petroleum products such as gasoline, diesel fuel and new and used motor oil; the treatment or discharge of waste waters; and the generation, storage, transportation and off-site treatment or disposal of waste materials. We have made, and expect to continue to make, expenditures to comply with environmental laws and regulations. These expenditures may be material to our financial position, results of operations and cash flows. We have designed programs to maintain compliance with applicable technical and operational requirements, including leak detection testing of underground storage tanks, and to provide financial assurance for remediation of spills or releases. However, we cannot be certain that our programs will guarantee compliance with all regulations to which we are subject.

Environmental legislation and regulations and related administrative policies have changed rapidly in recent years. There is a risk that governmental environmental requirements, or enforcement thereof, may become more stringent in the future and that we may be subject to additional legal proceedings brought by government agencies or private parties for environmental matters. In addition, there may be additional locations of which we are currently unaware at which wastes generated by us may have been released or disposed. In the future, these locations may become the subject of cleanup for which we may be liable, in whole or part. Accordingly, there can be no assurance that the Company's future environmental liabilities will not be material to the Company's consolidated financial position or results of operations or cash flows.

*Vehicle Financing*

We depend on the capital markets for financing our vehicles using primarily asset backed financing programs. We use our cash and letters of credit under our bank loan facility to provide more collateral for these financing programs at different levels for vehicles covered by manufacturer programs that guarantee the value of the vehicle at time of sale and vehicles not covered by these manufacturer programs. The collateral requirements are lower for those vehicles covered by manufacturer programs particularly when the manufacturer has a strong credit rating. Significant changes to our vehicle mix by manufacturer or adverse changes to the credit ratings of the related manufacturers could materially increase the amount of collateral required to finance our vehicle fleet. In addition, any difficulty in accessing the asset backed financing markets could materially impact our ability or the cost of financing our vehicle fleet.

*Interest Rates*

We incur a large amount of debt to purchase vehicles. While the majority of this debt bears interest at fixed rates due to our interest rate swap agreements, a portion of this debt bears interest at short-term floating rates. Therefore, we are exposed to increases in interest rates. The amount of our financing costs affects the amount we must charge our customers to be profitable. Increased interest rates could have a material adverse impact on our results of operations if we are unable to pass increased financing costs through to our customers or if we lose customers to competitors due to increased rental rates resulting from an increase in our financing costs.

*Outsourcing of Information Technology*

On August 1, 2006, we signed an agreement with EDS to handle a range of our information technology services beginning October 1, 2006. If EDS fails to meet our required information technology needs due to a lack of technical ability or financial condition or otherwise, we may suffer a loss of business functionality and productivity, which would adversely affect our results. Additionally, if there is a disruption in our relationship with EDS, we may not be able to secure another IT supplier to adequately meet our information technology needs on acceptable terms, which could result in performance issues and a significant increase in costs.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

## ITEM 2. PROPERTIES

The Company owns its headquarters located at 5330 East 31st Street, Tulsa, Oklahoma. This location is a three building office complex that houses the headquarters and Tulsa reservation centers for Dollar and Thrifty. These buildings and the related improvements were mortgaged in December 1997 to Credit Suisse, as administrative agent for a syndicate of banks. The mortgage was executed in connection with the Revolving Credit Facility, as described in "Management's Discussion and Analysis of Financial Condition and Results of Operation - Liquidity and Capital Resources".

In connection with the Revolving Credit Facility, the Company also executed mortgages in favor of Credit Suisse encumbering its real property located in Tampa, Las Vegas, Ft. Lauderdale, Dallas, Houston and Salt Lake City.

The Company owns or leases real property used for company-owned stores and office facilities, and in some cases owns real property that is leased to franchisees or other third parties. As of December 31, 2006, the Company's company-owned operations were carried on at 407 locations in the United States and Canada, the majority of which are leased. Dollar and Thrifty each operate company-owned stores under concession agreements with various governmental authorities charged with the operation of airports. Concession agreements for airport locations, which are usually competitively bid, are important for securing air traveler business.

## ITEM 3. LEGAL PROCEEDINGS

Various legal actions, claims and governmental inquiries and proceedings are pending or may be instituted or asserted in the future against the Company. Litigation is subject to many uncertainties, and the outcome of the individual litigated matters is not predictable with assurance. It is possible that certain of the actions, claims, inquiries or proceedings could be decided unfavorably to the Company. Although the final resolution of any such matters could have a material effect on the Company's consolidated operating results for the particular reporting period in which an adjustment of the estimated liability is recorded, the Company believes that any resulting liability should not materially affect its consolidated financial position.

## ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter ended December 31, 2006.

# PART II

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is listed on the New York Stock Exchange ("NYSE") under the trading symbol "DTG." The high and low closing sales prices for the Common Stock for each quarterly period during 2006 and 2005 were as follows:

| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| **2006** | | | | |
| High | $ 46.00 | $ 50.00 | $ 45.83 | $ 46.53 |
| Low | $ 36.98 | $ 42.70 | $ 39.06 | $ 39.19 |
| **2005** | | | | |
| High | $ 33.45 | $ 37.98 | $ 38.79 | $ 38.65 |
| Low | $ 28.65 | $ 32.01 | $ 29.38 | $ 31.20 |

The 23,699,081 shares of Common Stock outstanding at February 28, 2007 were held by approximately 6,164 registered and beneficial stockholders of record.

The Company has not paid cash dividends since completion of its initial public offering in December 1997. In light of the Company's share repurchase program, the Company does not presently intend to pay cash dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operation – Share Repurchase Program".

Under the terms of the Revolving Credit Facility, restrictions were imposed by the lenders on the payment of cash dividends and share repurchases. During the term of such agreement, which expires April 1, 2009, share repurchases and dividends are permitted at the lesser of specified monetary levels or percentages of cash flow. In March 2006, the Company amended the Revolving Credit Facility to, among other things, increase the annual level of allowable share repurchases, increase self-insurance retention limits and increase the level of spending for non-vehicle capital assets. See "Management's Discussion and Analysis of Financial Condition and Results of Operation – Liquidity and Capital Resources".

**Equity Compensation Plan Information**

The following table sets forth certain information for the fiscal year ended December 31, 2006 with respect to the Amended and Restated Long-Term Incentive Plan and Director Equity Plan ("LTIP") under which Common Stock of the Company is authorized for issuance:

| Plan Category | Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a) | Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b) | Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities in Column (a)) (c) |
|---|---|---|---|
| Equity compensation plans approved by security holders | 526,864 | $17.51 | 527,591 |
| Equity compensation plans not approved by security holders | None | None | None |
| Total | 526,864 | $17.51 | 527,591 (1) |

(1) At December 31, 2006, total common stock authorized for issuance was 2,081,305 shares, which included 526,864 unexercised option rights and 1,026,850 Performance Shares, assuming a maximum 200% target payout for all nonvested Performance Shares. The Performance Shares ultimately issued will likely be less (refer to Note 13 of Notes to Consolidated Financial Statements.) The remaining common stock available for future issuance at December 31, 2006 is 527,591 shares.

**Purchases of Equity Securities by the Issuer and Affiliated Purchasers**

| Period | Total Number of Shares Purchased | Average Price Paid Per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs | Approximate Dollar Value of Shares that May Yet Be Purchased under the Plans or Programs |
|---|---|---|---|---|
| October 1, 2006 - October 31, 2006 | - | $ - | - | $ 208,087,000 |
| November 1, 2006 - November 30, 2006 | 237,000 | $ 41.58 | 237,000 | $ 198,231,000 |
| December 1, 2006 - December 31, 2006 | 213,000 | $ 44.78 | 213,000 | $ 188,692,000 |
| Total | 450,000 | | 450,000 | |

On February 9, 2006, the Company announced that its Board of Directors had authorized a new $300 million share repurchase program to replace the existing $100 million program of which $44.7 million had been used to repurchase shares. In 2006, the Company repurchased 2,558,900 shares of common stock at an average price of $43.50 per share totaling $111.3 million. Since inception of the share repurchase program in 2003 through December 31, 2006, the Company has used $156.0 million to repurchase shares. This new $300 million share repurchase program has $188.7 million of remaining authorization to be completed by December 31, 2008.

**Performance Graph**

The following graph compares the cumulative total stockholder return on DTG common stock with the Hemscott Industry Group (formerly CoreData) 761 – Rental & Leasing Services and the Russell 2000 Index. The Hemscott Industry Group 761 – Rental & Leasing Services is a published index of 24 stocks including DTG, which covers companies that rent or lease various durable goods to the commercial and consumer market including cars and trucks, medical and industrial equipment, appliances, tools and other miscellaneous goods.

The results are based on an assumed $100 invested on December 31, 2001, and reinvestment of dividends through December 31, 2006.

**COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN**

**Dollar Thrifty Automotive Group, Inc., Hemscott Group Index (formerly CoreData) and Russell 2000 Index**


DOLLARS
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DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
HEMSCOTT GROUP INDEX
RUSSELL 2000 INDEX

| Company/Index/Market | 12/31/2001 | 12/31/2002 | 12/31/2003 | 12/31/2004 | 12/30/2005 | 12/29/2006 |
|---|---|---|---|---|---|---|
| Dollar Thrifty Automotive Group, Inc. | 100.00 | 136.45 | 167.35 | 194.84 | 232.71 | 294.26 |
| Hemscott Industry Group 761 - Rental & Leasing Services | 100.00 | 82.57 | 123.37 | 149.42 | 155.33 | 184.49 |
| Russell 2000 Index | 100.00 | 78.42 | 114.00 | 133.94 | 138.40 | 162.02 |

## ITEM 6. SELECTED FINANCIAL DATA

### Selected Consolidated Financial Data of the Company

The selected consolidated financial data was derived from the audited consolidated financial statements of the Company. The system-wide data and company-owned stores data were derived from Company records.

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Statements of Income:** (in thousands except per share amounts) | | | | | |
| **Revenues:** | | | | | |
| Vehicle rentals | $ 1,538,673 | $ 1,380,172 | $ 1,255,890 | $ 994,647 | $ 878,802 |
| Vehicle leasing | 56,798 | 63,465 | 80,456 | 144,368 | 168,792 |
| Fees and services | 46,806 | 49,450 | 54,176 | 54,149 | 56,237 |
| Other | 18,400 | 14,467 | 13,325 | 15,248 | 10,781 |
| Total revenues | 1,660,677 | 1,507,554 | 1,403,847 | 1,208,412 | 1,114,612 |
| **Costs and expenses:** | | | | | |
| Direct vehicle and operating | 827,440 | 787,714 | 692,803 | 484,787 | 373,392 |
| Vehicle depreciation and lease charges, net | 380,005 | 294,757 | 316,199 | 407,509 | 392,732 |
| Selling, general and administrative | 259,474 | 236,055 | 223,109 | 189,575 | 177,562 |
| Interest expense, net | 95,974 | 88,208 | 90,868 | 89,296 | 93,427 |
| Total costs and expenses | 1,562,893 | 1,406,734 | 1,322,979 | 1,171,167 | 1,037,113 |
| (Increase) decrease in fair value of derivatives | 9,363 | (29,725) | (24,265) | (8,902) | 30,725 |
| Income before income taxes | 88,421 | 130,545 | 105,133 | 46,147 | 46,774 |
| Income tax expense | 36,729 | 54,190 | 42,390 | 20,451 | 16,443 |
| Income before cumulative effect of a change in accounting principle | 51,692 | 76,355 | 62,743 | 25,696 | 30,331 |
| Cumulative effect of a change in accounting principle | - | - | 3,730 | - | - |
| Net income | $ 51,692 | $ 76,355 | $ 66,473 | $ 25,696 | $ 30,331 |
| BASIC EARNINGS PER SHARE: | | | | | |
| Income before cumulative effect of a change in accounting principle | $ 2.14 | $ 3.04 | $ 2.51 | $ 1.05 | $ 1.25 |
| Cumulative effect of a change in accounting principle | - | - | 0.15 | - | - |
| Net income | $ 2.14 | $ 3.04 | $ 2.66 | $ 1.05 | $ 1.25 |
| DILUTED EARNINGS PER SHARE: | | | | | |
| Income before cumulative effect of a change in accounting principle | $ 2.04 | $ 2.89 | $ 2.39 | $ 1.01 | $ 1.22 |
| Cumulative effect of a change in accounting principle | - | - | 0.14 | - | - |
| Net income | $ 2.04 | $ 2.89 | $ 2.53 | $ 1.01 | $ 1.22 |
| **Balance Sheet Data:** (in thousands) | | | | | |
| Cash and cash equivalents | $ 191,981 | $ 274,299 | $ 204,453 | $ 192,006 | $ 143,485 |
| Restricted cash and investments | $ 389,794 | $ 785,290 | $ 455,215 | $ 536,547 | $ 334,849 |
| Revenue-earning vehicles, net | $ 2,623,719 | $ 2,202,890 | $ 2,256,905 | $ 2,126,862 | $ 1,989,919 |
| Total assets | $ 4,011,498 | $ 3,986,784 | $ 3,604,977 | $ 3,396,270 | $ 3,096,029 |
| Total debt | $ 2,744,284 | $ 2,724,952 | $ 2,500,426 | $ 2,442,162 | $ 2,224,303 |
| Stockholders' equity | $ 647,700 | $ 690,428 | $ 608,743 | $ 537,849 | $ 503,447 |

## U. S. and Canada

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2003 | 2002 |
| **System-wide Data:** | | | | | |
| **Rental locations:** | | | | | |
| Company-owned stores | 407 | 369 | 352 | 310 | 224 |
| Franchisee locations | 429 | 483 | 507 | 513 | 579 |
| Total rental locations | 836 | 852 | 859 | 823 | 803 |
| Average number of vehicles operated during the period by company-owned stores and franchisees | 151,100 | 149,659 | 147,239 | 136,757 | 128,968 |
| Peak number of vehicles operated during the period by company-owned stores and franchisees | 185,317 | 183,291 | 179,304 | 167,755 | 158,758 |
| **Company-owned Stores Data:** | | | | | |
| **Vehicle rental data:** | | | | | |
| Average number of vehicles operated | 119,648 | 113,002 | 102,159 | 80,302 | 69,272 |
| Number of rental days | 36,642,026 | 34,909,560 | 31,831,062 | 24,654,084 | 21,056,362 |
| Vehicle utilization | 83.9% | 84.6% | 85.1% | 84.1% | 83.3% |
| Average revenue per day | $ 41.99 | $ 39.54 | $ 39.46 | $ 40.34 | $ 41.74 |
| Monthly average revenue per vehicle | $ 1,072 | $ 1,018 | $ 1,024 | $ 1,032 | $ 1,057 |
| **Vehicle leasing data:** | | | | | |
| Average number of vehicles leased | 9,886 | 12,269 | 17,519 | 26,917 | 30,917 |
| Average monthly lease revenue per unit | $ 479 | $ 431 | $ 383 | $ 447 | $ 455 |

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

**Overview**

The Company operates two value rental car brands, Dollar and Thrifty. The majority of its customers pick up their vehicles at airport locations. Both brands are value priced and the Company seeks to be the industry's low cost provider. Leisure customers typically rent vehicles for longer periods than business customers, on average, providing lower transaction costs. The Company believes its vehicle utilization is consistently higher than that of its competitors.

Both Dollar and Thrifty operate through a network of company-owned stores and franchisees. The majority of the Company's revenue is generated from renting vehicles to customers through company-owned stores, with lesser amounts generated through vehicle leasing, royalty fees and services provided to franchisees.

In 2006, the Company's revenues were positively impacted by franchise acquisitions and stronger rental demand due to increased travel. Total rental day volume increased 5.0% with same store volume increasing by 1.1%. In addition, year over year revenue growth was positively impacted by a 6.2% increase in revenue per day. Airline passenger enplanements, an important driver for airport rental car demand, were down slightly in 2006.

During 2006, the Company had higher vehicle depreciation expenses due to higher average depreciation rates resulting from vehicle manufacturers increasing industry vehicle costs. These increases in vehicle depreciation expense were partially mitigated by a higher mix of lower cost Non-Program Vehicles.

The Company continued to benefit from lower vehicle-related insurance costs in 2006, due to reduced insurance reserves resulting from net favorable developments in claims history and to the benefits of the change in the vicarious liability laws in 2005.

Additionally, during 2006, the Company implemented various cost savings initiatives, including information technology outsourcing and streamlining the organization, to reduce costs going forward.

The Company uses mark-to-market accounting for its interest rate swap agreements. This accounting treatment results in significant volatility to the Company's operating results but does not impact cash flow. In 2006, the change in fair value of these interest rate swap agreements was a decrease of $9.4 million compared to an increase of ($29.7) million in 2005.

The Company continues to make significant progress in its long term strategy to operate both brands as corporate stores in the top 75 U.S. airport markets, the top eight Canadian airport markets and in other key leisure destinations, and to operate through franchisees in the smaller markets and in markets outside the U.S. and Canada. During 2006, the Company acquired franchise operations for Dollar and Thrifty in 16 U.S. markets and rental day volume increased approximately 3.9% in company-owned stores as a result of these acquisitions. The Company generally expects to continue to fund all remaining franchisee acquisitions with cash from operations.

The Company's profitability is primarily a function of the volume and pricing of rental transactions, utilization of the vehicles and the volume and pricing of vehicles leased to franchisees. Significant changes in the purchase or disposal price of vehicles or interest rates can also have a significant effect on the Company's profitability, depending on the ability of the Company to adjust pricing and lease rates for these changes. The Company's business requires significant expenditures for vehicles and, consequently, requires substantial liquidity to finance such expenditures.

The Company expects its ongoing cash flow to exceed cash required to operate the business. In 2006, the Company repurchased 2,558,900 shares for a total of $111.3 million. The Company has repurchased 4,110,500 shares at a cost of $156.0 million since announcing the share repurchase program in July 2003. The Company expects to continue its share repurchases in 2007 and 2008 as its share repurchase program extends through December 31, 2008.

## Results of Operations

The following table sets forth the percentage of total revenues in the Company's consolidated statements of income:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| **Revenues:** | | | |
| Vehicle rentals | 92.7 % | 91.6 % | 89.5 % |
| Vehicle leasing | 3.4 | 4.2 | 5.7 |
| Fees and services | 2.8 | 3.3 | 3.9 |
| Other | 1.1 | 0.9 | 0.9 |
| Total revenues | 100.0 | 100.0 | 100.0 |
| **Costs and expenses:** | | | |
| Direct vehicle and operating | 49.8 | 52.3 | 49.4 |
| Vehicle depreciation and lease charges, net | 22.9 | 19.6 | 22.5 |
| Selling, general and administrative | 15.6 | 15.6 | 15.9 |
| Interest expense, net | 5.8 | 5.8 | 6.4 |
| Total costs and expenses | 94.1 | 93.3 | 94.2 |
| (Increase) decrease in fair value of derivatives | 0.6 | (2.0) | (1.7) |
| **Income before income taxes** | 5.3 | 8.7 | 7.5 |
| **Income tax expense** | 2.2 | 3.6 | 3.0 |
| **Income before cumulative effect of a change in accounting principle** | 3.1 | 5.1 | 4.5 |
| **Cumulative effect of a change in accounting principle** | - | - | 0.2 |
| **Net income** | 3.1 % | 5.1 % | 4.7 % |

The Company's revenues consist of:

- Vehicle rental revenue generated from renting vehicles to customers through company-owned stores,
- Vehicle leasing revenue generated from leasing vehicles to franchisees,
- Fees and services revenue generated from continuing franchise fees and providing services to franchisees, and
- Other revenue generated from miscellaneous sources.

The Company's expenses consist of:

- Direct vehicle and operating expense related to the rental of revenue-earning vehicles to customers and the leasing of vehicles to franchisees,
- Vehicle depreciation and lease charges net of gains and losses on vehicle disposal and payments received on manufacturer promotional and incentive programs,
- Selling, general and administrative expense, which primarily includes headquarters personnel expenses, advertising and marketing expenses, most information technology expenses and administrative expenses, and
- Interest expense, net which includes interest expense on vehicle related debt, net of interest earned on restricted and unrestricted cash.

The Company's (increase) decrease in fair value of derivatives consists of the changes in the fair market value of its interest rate swap agreements that did not qualify for hedge accounting treatment.

**Year Ended December 31, 2006 Compared with Year Ended December 31, 2005**

***Operating Results***

The Company had income before income taxes of $88.4 million for 2006 as compared to $130.5 million in 2005.

***Revenues***

| | 2006 | 2005 | $ Increase/ (decrease) | % Increase/ (decrease) |
|---|---|---|---|---|
| | | (in millions) | | |
| Vehicle rentals | $ 1,538.7 | $ 1,380.2 | $ 158.5 | 11.5% |
| Vehicle leasing | 56.8 | 63.5 | (6.7) | (10.5%) |
| Fees and services | 46.8 | 49.4 | (2.6) | (5.3%) |
| Other | 18.4 | 14.5 | 3.9 | 27.2% |
| Total revenues | $ 1,660.7 | $ 1,507.6 | $ 153.1 | 10.2% |
| Vehicle rental metrics: | | | | |
| Number of rental days (including franchise aquisitions) | 36,642,026 | 34,909,560 | 1,732,466 | 5.0% |
| Number of rental days (excluding franchise aquisitions) | 35,280,054 | 34,909,560 | 370,494 | 1.1% |
| Average revenue per day | $41.99 | $39.54 | $2.45 | 6.2% |
| Vehicle leasing metrics: | | | | |
| Average number of vehicles leased | 9,886 | 12,269 | (2,383) | (19.4%) |
| Average monthly lease revenue per unit | $479 | $431 | $48 | 11.1% |

Vehicle rental revenue increased 11.5% due to a 6.2% increase in revenue per day totaling $90.0 million coupled with a 5.0% increase in rental days totaling $68.5 million. Rental days grew by 3.9% due to 2005 franchisee acquisitions, 2006 franchisee acquisitions and greenfield locations that had not yet annualized, and by 1.1% from same store growth.

Vehicle leasing revenue decreased 10.5%, due to a 19.4% decrease in the average lease fleet totaling $12.3 million, partially offset by an 11.1% increase in the average lease rate totaling $5.6 million. The decline in volume was due to fewer vehicles leased to franchisees, which is primarily attributable to the shift of several locations from franchised operations to corporate operations, and the lease rates increased as a result of higher vehicle depreciation and financing costs.

Fees and services revenue decreased 5.3% primarily due to lower revenues from franchisees resulting from the shift of several locations from franchised operations to corporate operations.

Other revenue increased $3.9 million primarily due to an increase in parking revenue of $2.6 million and an increase of $2.1 million in the market value of investments in the Company's deferred compensation and retirement plans. The revenue related to the market value of investments is attributable to the mark-to-market valuation of the corresponding investments and is offset in selling, general and administrative expenses and, therefore, has no impact on net income.

***Expenses***

| | 2006 | 2005 | $ Increase/ (decrease) | % Increase/ (decrease) |
|---|---|---|---|---|
| | | (in millions) | | |
| Direct vehicle and operating | $ 827.4 | $ 787.7 | $ 39.7 | 5.0% |
| Vehicle depreciation and lease charges, net | 380.0 | 294.8 | 85.2 | 28.9% |
| Selling, general and administrative | 259.5 | 236.0 | 23.5 | 9.9% |
| Interest expense, net of interest income | 96.0 | 88.2 | 7.8 | 8.8% |
| Total expenses | $ 1,562.9 | $ 1,406.7 | $ 156.2 | 11.1% |
| (Increase) decrease in fair value of derivatives | $ 9.4 | $ (29.7) | $ (39.1) | (131.5%) |

Direct vehicle and operating expense increased $39.7 million, primarily due to higher fleet and transaction levels and to cost increases. As a percent of revenue, direct vehicle and operating expenses were 49.8% in 2006, compared to 52.3% in 2005.

The increase in direct vehicle and operating expense in 2006 primarily resulted from the following:

- Personnel related expenses increased $19.8 million. Salary expenses increased approximately $11.8 million due to higher compensation costs per employee and $10.8 million due to an increase in the number of employees, partially offset by a reduction of $3.1 million related to costs of group health insurance.

- Airport concession expenses increased $13.3 million, which are paid to airports and are primarily based on a percentage of revenue generated from the airport facility.

- Commission expenses increased $13.2 million, which are primarily based on increased revenue and relate to fees charged by travel agents, third party Internet sites and credit card companies.

- Vehicle related costs decreased $12.5 million. This decrease resulted primarily from a decrease in vehicle insurance expense of $18.0 million related to lower accrual rates in 2006 resulting from the change in vicarious liability laws and to favorable adjustments to insurance reserves. The favorable adjustments to insurance reserves resulted from favorable developments in claims history. In addition to the decrease in vehicle insurance expense, expenses related to vehicle damage decreased $4.3 million. These decreases in expenses were partially offset by an increase in gasoline expense of $10.4 million, which is generally recovered in revenue from customers.

Net vehicle depreciation and lease charges increased $85.2 million. As a percent of revenue, net vehicle depreciation expense and lease charges were 22.9% in 2006, compared to 19.6% in 2005.

The increase in net vehicle depreciation and lease charges in 2006 resulted from the following:

- Vehicle depreciation expense increased $60.7 million, resulting primarily from a 13.9% increase in the average depreciation rate, coupled with a 4.1% increase in depreciable fleet. The increase in the depreciation rate was primarily the result of an increase in depreciation rates on Program and Non-Program Vehicles, partially offset by a higher mix of Non-Program Vehicles.

- Net vehicle gains on the disposal of Non-Program Vehicles, which reduce vehicle depreciation and lease charges, decreased $26.9 million. This decrease resulted from a lower average gain per unit, partially offset by an increase in the number of units sold.

- Leasing charges, for vehicles leased from third parties, decreased $2.4 million due to a decrease in the average number of vehicles leased.

Selling, general and administrative expenses for 2006 increased $23.5 million, resulting from a $20.2 million increase in general and administrative expenses and a $3.3 million increase in sales and marketing expenses. As a percent of revenue, selling, general and administrative expenses were 15.6% in 2006 and 2005.

The increase in selling, general and administrative expenses in 2006 resulted from the following:

- Information technology related expenses increased $10.6 million due to the outsourcing of information technology services to EDS. These costs include base contract fees of $7.7 million and an increase in contract labor of $2.9 million.

- Transition costs relating to the outsourcing of information technology services were $6.9 million, including salary related expenses.

- Sales and marketing expense increased $3.3 million due primarily to increased Internet-related spending and other marketing related costs.

- Professional fees increased $3.2 million due to costs of $1.9 million related to a review of strategic alternatives and $1.3 million related to higher consulting costs related to review of outsourcing alternatives.

- Separation costs relating to the elimination of certain positions from the organizational structure were $2.4 million.

- The market value of investments in the Company's deferred compensation and retirement plans increased $2.1 million, which is offset in other revenue and, therefore, did not impact net income.

- Personnel related expenses decreased $1.1 million due primarily to lower personnel costs of approximately $6.2 million, which was primarily related to IT employees outsourced in October 2006 and a $1.5 million reduction in group health insurance. These reductions in personnel related costs were partially offset by a $6.6 million increase in performance share expense. The increase in performance share expense included $2.2 million related to a change in estimate for the final calculation of the vested 2003 performance share awards paid in 2006, $2.9 million for higher costs related to the 2006 performance share awards and $1.5 million to reflect current performance estimates.

Net interest expense increased $7.8 million in 2006 primarily due to higher average vehicle debt and higher interest rates, partially offset by higher interest rates on cash invested and to an increase in the rate received on interest reimbursements relating to vehicle programs. As a percent of revenue, net interest expense was 5.8% in 2006 and 2005.

The change in fair value of the Company's interest rate swap agreements was a decrease of $9.4 million in 2006 compared to an increase of ($29.7) million in 2005 resulting in a year over year decrease of $39.1 million.

The income tax provision for 2006 was $36.7 million. The effective income tax rate was 41.5% for 2006 and 2005. The Company reports taxable income for the U.S. and Canada in separate tax jurisdictions and establishes provisions separately for each jurisdiction. On a separate, domestic basis, the U.S. effective tax rate approximates the statutory tax rate including the effect of state income taxes. However, no income tax benefit was recorded for Canadian losses in 2006 or 2005, thus, increasing the consolidated effective tax rate compared to the U.S. effective tax rate.

**Year Ended December 31, 2005 Compared with Year Ended December 31, 2004**

***Operating Results***

The Company had income before income taxes of $130.5 million for 2005 as compared to income before income taxes and cumulative effect of a change in accounting principle of $105.1 million in 2004. The cumulative effect of the change in accounting principle in 2004 was $3.7 million. This change in accounting principle related to the adoption of Financial Accounting Standards Board ("FASB")

Interpretation No. 46(R) by the Company effective March 31, 2004 (see Note 2 of Notes to Consolidated Financial Statements).

***Revenues***

| | 2005 | 2004 | $ Increase/ (decrease) | % Increase/ (decrease) |
|---|---|---|---|---|
| | | (in millions) | | |
| Vehicle rentals | $ 1,380.2 | $ 1,255.9 | $ 124.3 | 9.9% |
| Vehicle leasing | 63.5 | 80.5 | (17.0) | (21.1%) |
| Fees and services | 49.4 | 54.2 | (4.8) | (8.7%) |
| Other | 14.5 | 13.3 | 1.2 | 8.6% |
| Total revenues | $ 1,507.6 | $ 1,403.9 | $ 103.7 | 7.4% |
| Vehicle rental metrics: | | | | |
| Number of rental days (including franchise acquisitions) | 34,909,560 | 31,831,062 | 3,078,498 | 9.7% |
| Number of rental days (excluding franchise acquisitions) | 32,392,998 | 31,831,062 | 561,936 | 1.8% |
| Average revenue per day | $39.54 | $39.46 | $0.08 | 0.2% |
| Vehicle leasing metrics: | | | | |
| Average number of vehicles leased | 12,269 | 17,519 | (5,250) | (30.0%) |
| Average monthly lease revenue per unit | $431 | $383 | $48 | 12.5% |

Vehicle rental revenue increased 9.9% due to a 9.7% increase in rental days totaling $121.5 million and a 0.2% increase in revenue per day totaling $2.8 million. Rental days grew by 7.9% due to 2004 franchisee acquisitions that had not yet annualized, 2005 franchisee acquisitions and greenfield locations, and by 1.8% from same store growth.

Vehicle leasing revenue decreased 21.1%, due to a 30.0% decrease in the average lease fleet totaling $24.1 million, partially offset by a 12.5% increase in the average lease rate totaling $7.1 million. The decline in volume was due to fewer vehicles leased to franchisees, which is primarily attributable to the shift of several locations from franchised operations to corporate operations resulting from the Company's acquisition strategy.

Fees and services revenue decreased 8.7% primarily due to lower revenues from franchisees resulting from the shift of several locations from franchised operations to corporate operations.

***Expenses***

| | 2005 | 2004 | $ Increase/ (decrease) | % Increase/ (decrease) |
|---|---|---|---|---|
| | | (in millions) | | |
| Direct vehicle and operating | $ 787.7 | $ 692.8 | $ 94.9 | 13.7% |
| Vehicle depreciation and lease charges, net | 294.8 | 316.2 | (21.4) | (6.8%) |
| Selling, general and administrative | 236.0 | 223.1 | 12.9 | 5.8% |
| Interest expense, net of interest income | 88.2 | 90.9 | (2.7) | (2.9%) |
| Total expenses | $ 1,406.7 | $ 1,323.0 | $ 83.7 | 6.3% |
| (Increase) decrease in fair value of derivatives | $ (29.7) | $ (24.3) | $ 5.4 | 22.5% |

Direct vehicle and operating expense increased $94.9 million, primarily due to higher fleet and transaction levels and to cost increases. As a percent of revenue, direct vehicle and operating expenses were 52.3% in 2005, compared to 49.4% in 2004.

The increase in direct vehicle and operating expense in 2005 resulted from the following:

- Personnel related expenses increased $30.2 million. During the year, salary expenses increased approximately $18.9 million due to an increase in the number of employees, $7.0 million from merit increases and $3.8 million related to group health insurance increases due to rising insurance costs and increased employment.

- Vehicle related costs increased $22.1 million. This increase resulted primarily from increases in vehicle damage expense of $9.7 million and gas expense of $9.4 million. All other fleet related expenses increased $7.6 million and were partially offset by a decrease in vehicle insurance expense of $4.6 million, primarily related to a decrease in insurance reserves. The decrease in insurance reserves was a result of favorable developments in claims history and to a change in the vicarious liability law, which imposed liability on vehicle owners for acts by vehicle drivers. The federal "Safe, Accountable, Flexible, Efficient Transportation Equity Act: A Legacy for Users", referred to as the "Highway Bill", was signed into law on August 10, 2005, and removes unlimited vicarious liability for vehicle rental and leasing companies, limiting the Company's exposure to state minimum financial responsibility amounts.

- Facility and airport concession expenses increased $22.2 million. This increase resulted primarily from increases in concession fees, which are paid primarily to airports and are based on a percentage of revenue generated from the airport facility, of $11.2 million, rent expense of $5.5 million, building repairs and maintenance expense of $2.5 and $3.0 million from all other facility expenses including expenses such as utilities and real estate taxes.

Net vehicle depreciation and lease charges decreased $21.4 million. As a percent of revenue, net vehicle depreciation expense and lease charges were 19.6% in 2005, compared to 22.5% in 2004.

The decrease in net vehicle depreciation and lease charges in 2005 resulted from the following:

- Net vehicle gains on the disposal of Non-Program Vehicles, which reduce vehicle depreciation and lease charges, increased $18.4 million. This increase resulted from an increase in the number of units sold as the Company took advantage of the strong used car market, and an increase in the average gain per unit.

- Leasing charges, for vehicles leased from third parties, decreased $7.4 million due to a decrease in the average number of vehicles leased.

- Vehicle depreciation expense increased $4.4 million, resulting primarily from a 6.2% increase in depreciable fleet, partially offset by a 4.6% decrease in the average depreciation rate. The decrease in depreciation rate was primarily the result of a shift in the fleet to lower cost units including a higher proportion of Non-Program Vehicles, which was partially offset by an increase in depreciation rates on Program Vehicles.

Selling, general and administrative expenses for 2005 increased $12.9 million, resulting from a $12.2 million increase in general and administrative expenses and a $0.7 million increase in sales and marketing expenses. As a percent of revenue, selling, general and administrative expenses were 15.6% in 2005, compared to 15.9% in 2004.

The increase in selling, general and administrative expenses in 2005 resulted from the following:

- Personnel related expenses increased $8.6 million. Salary expense increased $4.9 million resulting primarily from merit increases. Incentive compensation increased $2.6 million due to increased pretax income in 2005. Group health insurance increased $0.9 million, related to rising insurance costs.

- Other general and administrative expenses increased $3.6 million primarily in the categories of depreciation and amortization expense, communications expense, computer and networking expenses and bad debt expense.

Net interest expense decreased $2.7 million in 2005 primarily due to an increase in earnings on restricted and unrestricted cash balances, which reduce interest expense, partially offset by an increase in average vehicle debt. As a percent of revenue, net interest expense was 5.8% in 2005, compared to 6.4% in 2004.

The change in fair value of the Company's interest rate swap agreements was an increase of ($29.7) million in 2005 compared to an increase of ($24.3) million in 2004 resulting in a year over year increase of ($5.4) million.

The income tax provision for 2005 was $54.2 million. The effective income tax rate for 2005 was 41.5% compared to 40.3% in 2004. The Company reports taxable income for the U.S. and Canada in separate tax jurisdictions and establishes provisions separately for each jurisdiction. On a separate, domestic basis, the U.S. effective tax rate approximates the statutory tax rate including the effect of state income taxes. However, no income tax benefit was recorded for Canadian losses in 2005 or 2004, thus, increasing the consolidated effective tax rate compared to the U.S. effective tax rate.

**Liquidity and Capital Resources**

The Company's primary uses of liquidity are for the purchase of vehicles for its rental and leasing fleets, non-vehicle capital expenditures, franchisee acquisitions, share repurchases and for working capital. The Company uses both cash and letters of credit to support asset backed vehicle financing programs. The Company also uses letters of credit or insurance bonds to secure certain commitments related to airport concession agreements, insurance programs, and for other purposes.

The Company's primary sources of liquidity are cash generated from operations, secured vehicle financing, the Revolving Credit Facility and insurance bonds. Cash generated by operating activities of $461.9 million for 2006 is primarily the result of net income, adjusted for depreciation. The liquidity necessary for purchasing vehicles is primarily obtained from secured vehicle financing, most of which is proceeds from sale of asset backed notes, sales proceeds from disposal of used vehicles and cash generated by operating activities. The asset backed notes require varying levels of credit enhancement or overcollateralization, which are provided by a combination of cash, vehicles and letters of credit. These letters of credit are provided under the Company's Revolving Credit Facility.

The Company believes that its cash generated from operations, availability under its Revolving Credit Facility, insurance bonding programs and secured vehicle financing programs are adequate to meet its liquidity requirements for the foreseeable future. A portion of the secured vehicle financing is supported by 364-day term bank facilities, which are renewable annually. These 364-day term bank facilities are expected to be extended for a 90-day period in March 2007. A significant portion of the secured vehicle financing consists of asset backed notes, which have varying maturities through 2011. The Company generally issues additional notes each year to replace maturing notes and provide for growth in its fleet. The Company believes the asset backed note market continues to be a viable source of vehicle financing and expects to issue additional notes during 2007, partially to replace maturing notes of $313 million. The Company has experienced some increases during the last few years in the level of credit enhancement or additional collateral required for new asset backed notes and the Commercial Paper Program. These increased requirements have reduced liquidity available for other corporate purposes. The Company believes it has sufficient resources to meet these requirements.

Cash used in investing activities was $452.3 million. The principal use of cash in investing activities was the purchase of revenue-earning vehicles, which totaled $4.2 billion, and was primarily offset by $3.4 billion in proceeds from the sale of used revenue-earning vehicles. The Company's need for cash to finance vehicles is seasonal and typically peaks in the second and third quarters of the year when fleet levels build to meet seasonal rental demand. Fleet levels are the lowest in the first and fourth quarters when rental demand is at a seasonal low. Restricted cash at December 31, 2006 decreased $395.5 million from the previous year, including $412.4 million used for vehicle financing partially offset by interest income earned on restricted cash and investments of $16.9 million. The Company expects to continue to fund its revenue-earning vehicles with cash provided from operations and increased secured vehicle financing. The Company also used cash for non-vehicle capital expenditures of $35.8 million. These expenditures consist primarily of airport facility improvements for the Company's rental locations and investments in information technology equipment and systems. The Company estimates non-vehicle capital expenditures to be approximately $45 million in 2007 as a result of increased airport facility projects and more significant upgrades in information technology equipment and systems. In addition, the Company used cash for franchisee acquisitions of $34.5 million in 2006 and will continue to pursue the acquisition of certain franchisee operations, subject to Revolving Credit Facility restrictions. Future franchisee acquisition expenditures are expected to be financed with available cash and cash to be provided from future operations.

Cash used in financing activities was $91.9 million primarily due to a net decrease in the issuance of commercial paper totaling $382.2 million, the maturity of asset backed notes totaling $295.8 million and share repurchases totaling $111.3 million, partially offset by the issuance of $600.0 million in asset backed notes in March 2006, an increase of $50.0 million under the asset backed Variable Funding Note Purchase Facility (the "Conduit Facility"), and an increase of $47.4 million in other existing bank vehicle lines of credit.

In March of 2002, Congress passed the Job Creation and Worker Assistance Act of 2002, which includes a provision allowing bonus depreciation on certain depreciable assets, including vehicles, acquired after September 10, 2001 and before September 11, 2004. In May 2003, Congress passed the Jobs and Growth Tax Relief Reconciliation Act of 2003, which increased the rate of bonus depreciation for assets acquired after May 5, 2003 and extended the benefit of this increased rate to assets acquired through December 31, 2004. The Acts significantly increase the amount of tax basis depreciation that can be claimed on the Company's federal and some state tax returns. The Company utilizes a like-kind exchange program for its vehicles whereby tax basis gains on disposal of eligible revenue-earning vehicles are deferred (the "Like-Kind Exchange Program"). To qualify for Like-Kind Exchange Program treatment, the Company exchanges (through a qualified intermediary) vehicles being disposed of with vehicles being purchased allowing the Company to carry-over the tax basis of vehicles sold to replacement vehicles, with certain adjustments.

The Acts have minimized the payment of most cash income taxes and have allowed the Company to carry back benefits to obtain refunds of taxes paid in prior years. The Acts improve the Company's liquidity position by increasing cash and cash equivalents due to significantly reduced cash required for tax payments and from refunds of taxes paid in prior years. The Like-Kind Exchange Program has extended the period in which the Company expects to pay reduced cash income taxes beyond when the bonus depreciation provision included in the Acts expired. The Like-Kind Exchange Program has significantly increased the amount of cash and investments restricted for the purchase of replacement vehicles, especially during seasonally reduced fleet periods. At December 31, 2006, restricted cash and investments totaled $389.8 million and are restricted for the acquisition of revenue-earning vehicles and other specified uses as defined under the asset backed note program, the Canadian fleet securitization partnership program and the Like-Kind Exchange Program. The majority of the restricted cash and investments balance is normally utilized in the second and third quarters for seasonal purchases.

**Share Repurchase Program**

On February 9, 2006, the Company announced that its Board of Directors had authorized a new $300 million share repurchase program, which will extend through December 31, 2008, to replace the existing $100 million program of which $44.7 million had been used to repurchase shares. In 2006, the Company repurchased 2,558,900 shares of common stock at an average price of $43.50 per share totaling $111.3 million. Since inception of the share repurchase program through December 31, 2006, the Company has repurchased 4,110,500 shares of common stock at an average price of $37.96 per share totaling approximately $156.0 million, all of which were made in open market transactions. At December 31, 2006, the $300 million share repurchase program had $188.7 million of remaining authorization to be completed by December 31, 2008.

To augment its share repurchase program, the Company has used trading plans in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934 ("Rule 10b5-1"). Rule 10b5-1 trading plans allow repurchases of the Company's common stock during black-out periods by establishing a prearranged written plan to buy a specified number of shares of the Company's common stock over a set period of time. The Company expects to continue to use such plans from time to time to repurchase its shares.

### Contractual Obligations and Commitments

The Company has various contractual commitments primarily related to asset backed notes, commercial paper and short-term borrowings outstanding for vehicle purchases, airport concession fee and operating lease commitments related to airport and other facilities, technology contracts, and vehicle purchases. The Company expects to fund these commitments with cash generated from operations, sales proceeds from disposal of used vehicles, the renewal of its 364-day bank facilities and continuation of asset backed note issuances as existing notes mature. The following table provides details regarding the Company's contractual cash obligations and other commercial commitments subsequent to December 31, 2006:

| | Payments due or commitment expiration by period (in thousands) | | | | |
|---|---|---|---|---|---|
| | 2007 | 2008-2009 | 2010-2011 | Beyond 2011 | Total |
| Contractual cash obligations: | | | | | |
| Asset backed notes (1) | $ 386,634 | $ 606,751 | $ 1,043,002 | $ - | $ 2,036,387 |
| Commercial paper outstanding (1) | 189,902 | - | - | - | 189,902 |
| Other short-term borrowings (1) | 798,248 | - | - | - | 798,248 |
| Subtotal - Vehicle debt and obligations | 1,374,784 | 606,751 | 1,043,002 | - | 3,024,537 |
| Operating lease commitments | 42,983 | 52,937 | 28,172 | 89,580 | 213,672 |
| Airport concession fee commitments | 70,260 | 91,855 | 58,290 | 104,617 | 325,022 |
| Vehicle purchase commitments | 2,459,346 | - | - | - | 2,459,346 |
| Other commitments | 42,196 | 71,694 | 56,057 | - | 169,947 |
| Total contractual cash obligations | $ 3,989,569 | $ 823,237 | $ 1,185,521 | $ 194,197 | $ 6,192,524 |
| Other commercial commitments: | | | | | |
| Letters of credit | $ 126,081 | $ 41,477 | $ - | $ - | $ 167,558 |

(1) Further discussion of asset backed notes, commercial paper outstanding and short-term borrowings is below and in Note 10 of Notes to Consolidated Financial Statements. Amounts include both principal and interest payments. Amounts exclude related discounts, where applicable.

#### *Asset Backed Notes*

The asset backed note program is comprised of $1.81 billion in asset backed notes with maturities ranging from 2007 to 2011. Borrowings under the asset backed notes are secured by eligible vehicle collateral and bear interest at fixed rates ranging from 3.64% to 5.27% including certain floating rate notes swapped to fixed rates. Proceeds from the asset backed notes that are temporarily not utilized for financing vehicles and certain related receivables are maintained in restricted cash and investment accounts, which were approximately $359.6 million at December 31, 2006.

On March 28, 2006, RCFC issued $600 million of five-year asset backed notes (the "2006 Series Notes") to replace maturing asset backed notes and provide for growth in the Company's fleet. The 2006 Series Notes consist of $600 million floating rate notes at LIBOR plus 0.18%. In conjunction with the issuance of the 2006 Series Notes, the Company also entered into interest rate swap agreements to convert this floating rate debt to fixed rate debt at a 5.27% interest rate.

#### *Conduit Facility*

On March 28, 2006, the Company renewed its Variable Funding Note Purchase Facility (the "Conduit Facility") for another 364-day period with a capacity of $425 million. Proceeds are used for financing of vehicle purchases and for a periodic refinancing of asset backed notes. The Conduit Facility generally bears interest at market-based commercial paper rates and is renewed annually. In March 2007, the Conduit Facility is expected to be extended for a 90-day period at existing levels.

#### *Commercial Paper Program and Liquidity Facility*

At December 31, 2006, the Company's commercial paper program (the "Commercial Paper Program") had a maximum capacity of $649 million supported by a $560 million, 364-day liquidity facility (the

"Liquidity Facility"). Borrowings under the Commercial Paper Program are secured by eligible vehicle collateral and bear interest at market-based commercial paper rates. At December 31, 2006, the Company had $179.0 million in commercial paper outstanding under the Commercial Paper Program. The Commercial Paper Program and the Liquidity Facility are renewable annually. The Commercial Paper Program peaked in size on March 28, 2006 when it reached $636.2 million.

In March 2007, the Commercial Paper Program is expected to be extended for a 90-day period at existing levels, backed by an extension of the Liquidity Facility.

***Vehicle Debt and Obligations***

The Company finances its Canadian vehicle fleet through a fleet securitization program. Under this program, DTG Canada can obtain vehicle financing up to CND$300 million funded through a bank commercial paper conduit which expires May 31, 2010. At December 31, 2006, DTG Canada had approximately CND$124.9 million (US$107.1 million) funded under this program.

Vehicle manufacturer and bank lines of credit provided $312 million in capacity at December 31, 2006, an increase of $14.3 million from December 31, 2005. This increase is due to an increase in bank lines of credit, partially offset by a decrease in vehicle manufacturer lines of credit. Borrowings of $220.7 million were outstanding under these lines at December 31, 2006. These lines of credit are secured by the vehicles financed under these facilities and are primarily renewable annually. The Company expects to continue using these sources of vehicle financing in 2007 and future years.

***Revolving Credit Facility***

The Company has a $300 million senior secured, revolving credit facility (the "Revolving Credit Facility") that expires on April 1, 2009. The Revolving Credit Facility is used to provide working capital borrowings and letters of credit. The availability of funds under the Revolving Credit Facility is subject to the Company's continued compliance with certain covenants, including a covenant that sets the maximum amount the Company can spend annually on the acquisition of non-vehicle capital assets, and certain financial covenants including a maximum leverage ratio, a minimum fixed charge coverage ratio and a limitation on cash dividends and share repurchases. The Revolving Credit Facility permits letter of credit usage of up to $300 million and working capital borrowings of up to $100 million. At December 31, 2006, the Company had letters of credit outstanding under the Revolving Credit Facility of approximately $156.6 million and no working capital borrowings. The Company uses letters of credit to support insurance programs, asset backed vehicle financing programs and airport concession and lease agreements. As of December 31, 2006, the Company was in compliance with all covenants.

***Debt Servicing Requirements***

The Company will continue to have substantial debt and debt service requirements under its financing arrangements. As of December 31, 2006, the Company's total consolidated debt and other obligations were approximately $2.7 billion, all of which was secured debt for the purchase of vehicles. The majority of the Company's vehicle debt is issued by special purpose finance entities as described herein all of which are fully consolidated into the Company's financial statements. The Company has scheduled annual principal payments of approximately $1.2 billion in 2007, $500 million in 2008, $500 million in 2010 and $500 million in 2011.

The Company intends to use cash generated from operations and from the sale of vehicles for debt service and, subject to restrictions under its debt instruments, to make capital investments and repurchase its shares. The Company has historically repaid its debt and funded its capital investments (aside from growth in its rental fleet) with cash provided from operations and from the sale of vehicles. The Company has funded growth in its vehicle fleet by incurring additional secured vehicle debt and with cash generated from operations. The Company expects to incur additional debt from time to time to the extent permitted under the terms of its debt instruments.

The Company has significant requirements for bonds and letters of credit to support its insurance programs and airport concession obligations. At December 31, 2006, various insurance companies had $37.2 million in surety bonds and various banks had $72.5 million in letters of credit to secure these obligations. At December 31, 2006, these surety bonds and letters of credit had not been drawn upon.

### *Interest Rate Risk*

The Company's results of operations depend significantly on prevailing levels of interest rates because of the large amount of debt it incurs to purchase vehicles. In addition, the Company is exposed to increases in interest rates because a portion of its debt bears interest at floating rates. The Company estimates that, in 2007, approximately 40% of its average debt will bear interest at floating rates. The amount of the Company's financing costs affects the amount the Company must charge its customers to be profitable. See Note 10 of Notes to Consolidated Financial Statements.

### Inflation

The increased acquisition cost of vehicles is the primary inflationary factor affecting the Company. Many of the Company's other operating expenses are also expected to increase with inflation. Management does not expect that the effect of inflation on the Company's overall operating costs will be greater for the Company than for its competitors.

### Critical Accounting Policies and Estimates

As with most companies, the Company must exercise judgment due to the level of subjectivity used in estimating certain costs included in its results of operations. The more significant items include:

Vehicle insurance reserves – The Company does self-insure or retain a portion of the exposure for losses related to bodily injury and property damage liability claims along with the risk retained for the supplemental liability insurance program. The obligation for Vehicle Insurance Reserves represents an estimate of both reported accident claims not yet paid and claims incurred but not yet reported, up to the Company's risk retention level. The Company records expense related to Vehicle Insurance Reserves on a monthly basis based on rental volume in relation to historical accident claim experience and trends, projections of ultimate losses, expenses, premiums and administrative costs. Management monitors the adequacy of the liability and monthly accrual rates based on actuarial analysis of the development of the claim reserves, the accident claim history and rental volume. Since the ultimate disposition of the claims is uncertain, the likelihood of materially different results is possible. However, the potential volatility of these estimates is reduced due to the frequency of actuarial reviews and significant historical data available for similar claims.

Vehicle depreciation expense – The Company generally purchases 65% to 80% of its vehicles as Program Vehicles for which residual values are determined by depreciation rates that are established and guaranteed by the manufacturers. The remaining 20% to 35% of the Company's vehicles are purchased without the benefit of a manufacturer residual value guaranty program. For these Non-Program Vehicles, the Company must estimate what the residual values of these vehicles will be at the expected time of disposal to determine monthly depreciation rates by reviewing the projected market value for the vehicles at expected date of disposition as well as the overall outlook for the used car market. The Company continually evaluates estimated residual values. Differences between actual residual values and those estimated by the Company result in a gain or loss on disposal and are recorded as an adjustment to depreciation expense. The average life of the Non-Program Vehicles is seven to nine months and the Company has generally experienced gains on disposal. Many factors affect the market value of used cars including increasing use of incentives by automobile manufacturers for new vehicles, limited or excess supply of used vehicles and overall economic conditions. The likelihood that the Company's estimates could materially change is possible due to the volatility of the used car market. A one percent change in the expected residual value of Non-Program Vehicles sold during 2006 would have impacted vehicle depreciation expense, net by $8.8 million.

Income taxes – The Company estimates its consolidated effective state income tax rate using a process that estimates state income taxes by entity and by tax jurisdiction. Changes in the Company's operations in these tax jurisdictions may have a material impact on the Company's effective state income tax rate and deferred state income tax assets and liabilities. Additionally, the Company records deferred income tax assets and liabilities based on the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities by applying enacted statutory tax rates that management believes will be applicable to future years for these differences. Changes in tax laws and rates in future periods may materially affect the amount of recorded deferred tax assets and liabilities. The Company also utilizes a like-kind exchange program to defer tax basis gains on disposal of eligible revenue-earning vehicles. This program requires the Company to make material estimates related to future fleet activity. The Company's income tax returns are periodically examined by various tax authorities who may challenge the Company's tax positions. While the Company believes its tax positions are more likely than not supportable by tax rulings, interpretations, precedents or administrative practices, there may be instances in which the Company may not succeed in defending a position being examined. Resulting adjustments could have a material impact on the Company's financial position or results of operations.

Share-based payment plans – The Company has share-based compensation plans under which the Company grants performance shares, non-qualified option rights and restricted stock to key employees and non-employee directors. The Company's performance share awards contain both a performance condition and a market condition. As discussed more fully in Note 13 to the Notes to Consolidated Financial Statements, effective January 1, 2006, the Company adopted SFAS No. 123(R), "Share-Based Payment" ("SFAS No. 123(R)") using the modified prospective application transition method. Under SFAS No. 123(R), the Company uses the closing market price of the Company's common shares on the date of grant to estimate the fair value of the nonvested stock awards and performance based performance shares, and uses a lattice-based option valuation model to estimate the fair value of market based performance shares. The lattice-based option valuation model requires the input of somewhat subjective assumptions, including expected stock price volatility, term, risk-free interest rate and dividend yield. The Company relies on observations of historical volatility trends of the Company and its peers (defined as the Russell 2000 Index), as determined by an independent third party, to determine expected volatility. In determining the expected term, the Company observes the actual terms of prior grants and the actual vesting schedule of the grant. The risk-free interest rate is the actual U.S. Treasury zero-coupon rate for bonds matching the expected term of the award on the date of grant. The expected dividend yield was estimated based on the Company's current dividend yield, and adjusted for anticipated future changes. The number of performance shares ultimately earned will range from zero to 200% of the target award, depending on the Company's achievement of the performance and market conditions. Estimates of achievement of market conditions are incorporated into the determination of the performance shares' fair value at the beginning of the performance period. At the end of each reporting period, the Company must estimate whether the performance conditions will be achieved in order to determine the value of the performance shares awarded. In making this determination, the Company has observed actual past performance of the Company.

**New Accounting Standards**

For a discussion on new accounting standards refer to Note 2 of the Notes to Consolidated Financial Statements.

**Outlook for 2007**

The Company is optimistic about the travel environment in 2007. Rental rates, which are highly competitive within the rental car industry, increased significantly in 2006 and the Company expects continued growth in rental rates into 2007 due to efforts by the industry to offset increased fleet costs. The Company is continuing to pursue franchise acquisitions to facilitate growth.

Vehicle manufacturers are reducing total capacity and reducing vehicle supply to the rental car industry; however, the Company believes it has and will have adequate fleet to meet its forecasted growth in the upcoming year. Vehicle manufacturers have also significantly increased industry vehicle costs by increasing Program Vehicle depreciation rates and lowering incentives for both Program and Non-Program Vehicles for the 2007 model year. To offset a portion of the vehicle cost increases, the Company plans to operate a larger proportion of Non-Program Vehicles, which will increase its exposure to fluctuations in the used car market.

The Company also expects higher costs relating to commissions to continue in 2007, due to volume increases on the third party Internet reservation channels and will increase its marketing initiatives and will invest in IT systems and infrastructure to facilitate additional growth. Additionally, other costs, such as interest costs due to higher interest rates, may continue to rise. These higher costs, including vehicle depreciation, will negatively impact the Company's profits unless they can be fully passed on to customers through higher rental rates and by the Company achieving other cost reductions. The Company has implemented several cost savings initiatives to reduce certain operating and administrative costs in 2007.

In August 2006, the Company entered into an MSA with EDS. This MSA is a five-year, $150 million agreement, commencing on October 1, 2006, wherein EDS will provide a range of IT services to the Company, including applications development and maintenance, network, workplace and storage management, back-up and recovery and mid-range hosting services. The MSA will provide significant cost reductions to the Company over its term at current levels of IT development and support. The Company continues to incur transition costs in 2007; however, it expects this arrangement to provide ongoing cost savings in 2008 and beyond.

In February 2007, the Company announced it has signed an agreement to outsource a portion of its reservation call center transactions to PRC, a global leader in the operation of outsourced call centers, during the second quarter of 2007. This outsourcing arrangement is expected to provide cost savings in the future, but is expected to reduce earnings slightly in 2007 due to transition and ramp up costs.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The table below provides information about the Company's market sensitive financial instruments and constitutes a "forward-looking statement." The Company's primary market risk exposure is changing interest rates, primarily in the United States. The Company manages interest rates through use of a combination of fixed and floating rate debt and interest rate swap agreements (see Note 11 of Notes to Consolidated Financial Statements). All items described are non-trading and are stated in U.S. dollars. Because a portion of the Company's debt is denominated in Canadian dollars, its carrying value is impacted by exchange rate fluctuations. However, this foreign currency risk is mitigated by the underlying collateral which is the Canadian fleet. The fair value and average receive rate of the interest rate swaps is calculated using projected market interest rates over the term of the related debt instruments as provided by the counter parties.

| Expected Maturity Dates as of December 31, 2006 (in thousands) | 2007 | 2008 | 2009 | 2010 | 2011 | Total | Fair Value December 31, 2006 |
|---|---|---|---|---|---|---|---|
| **Debt:** | | | | | | | |
| Vehicle debt and obligations-floating rates (1) | $ 1,138,491 | $ 500,000 | $ - | $ 390,000 | $ 500,000 | $ 2,528,491 | $ 2,527,154 |
| Weighted average interest rates | 6.02% | 5.34% | - | 5.26% | 5.39% | | |
| Vehicle debt and obligations-fixed rates | $ - | $ - | $ - | $ 110,000 | $ - | $ 110,000 | $ 107,794 |
| Weighted average interest rates | - | - | - | 4.59% | - | | |
| Vehicle debt and obligations-Canadian dollar denominated | $ 107,130 | $ - | $ - | $ - | $ - | $ 107,130 | $ 107,130 |
| Weighted average interest rates | 4.63% | - | - | - | - | | |
| **Interest Rate Swaps:** | | | | | | | |
| Variable to Fixed | $ 312,500 | $ 500,000 | $ - | $ 390,000 | $ 500,000 | $ 1,702,500 | $ 1,690,960 |
| Average pay rate | 3.64% | 4.20% | - | 4.89% | 5.27% | | |
| Average receive rate | 5.25% | 4.87% | - | 4.89% | 4.98% | | |

(1) Floating rate vehicle debt and obligations include the $313 million Series 2003 Notes, the $500 million Series 2004 Notes, $290 million relating to the Series 2005 Notes and the $600 million Series 2006 Notes swapped from floating interest rates to fixed interest rates.

| **Expected Maturity Dates as of December 31, 2005** (in thousands) | 2006 | 2007 | 2008 | 2009 | 2010 | Total | Fair Value December 31, 2005 |
|---|---|---|---|---|---|---|---|
| **Debt:** | | | | | | | |
| Vehicle debt and obligations-floating rates (1) | $ 1,400,725 | $ 312,500 | $ 500,000 | $ - | $ 290,000 | $ 2,503,225 | $ 2,500,671 |
| Weighted average interest rates | 4.87% | 5.66% | 5.41% | - | 5.14% | | |
| Vehicle debt and obligations-fixed rates | $ - | $ - | $ - | $ - | $ 110,000 | $ 110,000 | $ 108,687 |
| Weighted average interest rates | - | - | - | - | 4.59% | | |
| Vehicle debt and obligations-Canadian dollar denominated | $ 114,322 | $ - | $ - | $ - | $ - | $ 114,322 | $ 114,322 |
| Weighted average interest rates | 3.48% | - | - | - | - | | |
| **Interest Rate Swaps:** | | | | | | | |
| Variable to Fixed | $ 295,833 | $ 312,500 | $ 500,000 | $ - | $ 190,000 | $ 1,298,333 | $ 1,277,430 |
| Average pay rate | 5.53% | 3.64% | 4.20% | - | 4.58% | | |
| Average receive rate | 4.98% | 4.98% | 4.94% | - | 4.97% | | |

(1) Floating rate vehicle debt and obligations include $233 million relating to the Series 2001 Notes, the $375 million Series 2003 Notes, the $500 million Series 2004 Notes and $190 million relating to the Series 2005 Notes swapped from floating interest rates to fixed interest rates.

Interest rate sensitivity – Based on the Company's level of floating rate debt (excluding notes with floating interest rates swapped to effectively fixed interest rates) at December 31, 2006, a 50 basis point fluctuation in short-term interest rates would have an approximate $5 million impact on the Company's expected pretax income.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Dollar Thrifty Automotive Group, Inc.:

We have audited the accompanying consolidated balance sheets of Dollar Thrifty Automotive Group, Inc. and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Dollar Thrifty Automotive Group, Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment,* on January 1, 2006, and changed its method of accounting for variable interest entities effective March 31, 2004, due to adopting Financial Accounting Standards Board Interpretation No. 46(R), *Consolidation of Variable Interest Entities*.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Tulsa, Oklahoma
March 16, 2007

## DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. AND SUBSIDIARIES

### CONSOLIDATED STATEMENTS OF INCOME
### YEAR ENDED DECEMBER 31, 2006, 2005 AND 2004
### (In Thousands Except Per Share Data)

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| **REVENUES:** | | | |
| Vehicle rentals | $ 1,538,673 | $ 1,380,172 | $ 1,255,890 |
| Vehicle leasing | 56,798 | 63,465 | 80,456 |
| Fees and services | 46,806 | 49,450 | 54,176 |
| Other | 18,400 | 14,467 | 13,325 |
| Total revenues | 1,660,677 | 1,507,554 | 1,403,847 |
| **COSTS AND EXPENSES:** | | | |
| Direct vehicle and operating | 827,440 | 787,714 | 692,803 |
| Vehicle depreciation and lease charges, net | 380,005 | 294,757 | 316,199 |
| Selling, general and administrative | 259,474 | 236,055 | 223,109 |
| Interest expense, net of interest income of $29,387, $18,388 and $6,929 | 95,974 | 88,208 | 90,868 |
| Total costs and expenses | 1,562,893 | 1,406,734 | 1,322,979 |
| (Increase) decrease in fair value of derivatives | 9,363 | (29,725) | (24,265) |
| **INCOME BEFORE INCOME TAXES** | 88,421 | 130,545 | 105,133 |
| **INCOME TAX EXPENSE** | 36,729 | 54,190 | 42,390 |
| **INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE** | 51,692 | 76,355 | 62,743 |
| **CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE** | - | - | 3,730 |
| **NET INCOME** | $ 51,692 | $ 76,355 | $ 66,473 |
| **BASIC EARNINGS PER SHARE:** | | | |
| Income before cumulative effect of a change in accounting principle | $ 2.14 | $ 3.04 | $ 2.51 |
| Cumulative effect of a change in accounting principle | - | - | 0.15 |
| Net income | $ 2.14 | $ 3.04 | $ 2.66 |
| **DILUTED EARNINGS PER SHARE:** | | | |
| Income before cumulative effect of a change in accounting principle | $ 2.04 | $ 2.89 | $ 2.39 |
| Cumulative effect of a change in accounting principle | - | - | 0.14 |
| Net income | $ 2.04 | $ 2.89 | $ 2.53 |

See notes to consolidated financial statements.

## DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. AND SUBSIDIARIES

### CONSOLIDATED BALANCE SHEETS
### DECEMBER 31, 2006 AND 2005
### (In Thousands Except Share and Per Share Data)

| | 2006 | 2005 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ 191,981 | $ 274,299 |
| Restricted cash and investments | 389,794 | 785,290 |
| Receivables, net | 242,349 | 218,552 |
| Prepaid expenses and other assets | 98,020 | 89,299 |
| Revenue-earning vehicles, net | 2,623,719 | 2,202,890 |
| Property and equipment, net | 116,787 | 108,062 |
| Income taxes receivable | 2,585 | - |
| Intangible assets, net | 66,160 | 28,270 |
| Goodwill | 280,103 | 280,122 |
| | $ 4,011,498 | $ 3,986,784 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| LIABILITIES: | | |
| Accounts payable | $ 65,251 | $ 76,616 |
| Accrued liabilities | 183,887 | 150,024 |
| Income taxes payable | - | 8,207 |
| Deferred income tax liability | 266,455 | 235,944 |
| Vehicle insurance reserves | 103,921 | 100,613 |
| Vehicle debt and obligations | 2,744,284 | 2,724,952 |
| Total liabilities | 3,363,798 | 3,296,356 |
| **COMMITMENTS AND CONTINGENCIES** | | |
| **STOCKHOLDERS' EQUITY:** | | |
| Preferred stock, $.01 par value: | - | - |
| Authorized 10,000,000 shares; none outstanding | | |
| Common stock, $.01 par value: | | |
| Authorized 50,000,000 shares; | | |
| 27,594,867 and 26,921,843 issued, respectively, and | | |
| 23,484,367 and 25,370,243 outstanding, respectively | 275 | 269 |
| Additional capital | 791,452 | 774,390 |
| Retained earnings (accumulated deficit) | 7,782 | (43,910) |
| Accumulated other comprehensive income | 4,217 | 4,397 |
| Treasury stock, at cost (4,110,500 and 1,551,600 shares, respectively) | (156,026) | (44,718) |
| Total stockholders' equity | 647,700 | 690,428 |
| | $ 4,011,498 | $ 3,986,784 |

See notes to consolidated financial statements.

**DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. AND SUBSIDIARIES**

**CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME**
**YEAR ENDED DECEMBER 31, 2006, 2005 AND 2004**
**(In Thousands Except Share and Per Share Data)**

| | Common Stock $.01 Par Value | | Additional | Retained Earnings (Accumulated | Accumulated Other Comprehensive | Treasury Stock | | Total Stockholders' |
|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Capital | Deficit) | Income (Loss) | Shares | Amount | Equity |
| BALANCE, JANUARY 1, 2004 | 25,196,941 | $ 252 | $ 729,306 | $ (186,738) | $ 838 | (236,000) | $ (5,809) | $ 537,849 |
| Issuance of common shares for director compensation | 1,596 | - | 43 | - | - | - | - | 43 |
| Issuance of common shares for 401(k) company match | 40,657 | 1 | 1,070 | - | - | - | - | 1,071 |
| Stock option transactions, including tax benefit | 619,089 | 6 | 13,531 | - | - | - | - | 13,537 |
| Purchase of common stock for the treasury | - | - | - | - | - | (634,300) | (16,397) | (16,397) |
| Performance share incentive plan | - | - | 3,705 | - | - | - | - | 3,705 |
| Issuance of common stock in settlement of vested performance shares | 48,247 | - | - | - | - | - | - | - |
| Restricted stock for director compensation | - | - | 606 | - | - | - | - | 606 |
| Issuance of common shares | 3,500 | - | - | - | - | - | - | - |
| Comprehensive income: | | | | | | | | |
| Net income | - | - | - | 66,473 | - | - | - | 66,473 |
| Foreign currency translation | - | - | - | - | 1,856 | - | - | 1,856 |
| Total comprehensive income | - | - | - | 66,473 | 1,856 | - | - | 68,329 |
| BALANCE, DECEMBER 31, 2004 | 25,910,030 | 259 | 748,261 | (120,265) | 2,694 | (870,300) | (22,206) | 608,743 |
| Issuance of common shares for director compensation | 1,214 | - | 42 | - | - | - | - | 42 |
| Stock option transactions, including tax benefit | 978,831 | 10 | 21,544 | - | - | - | - | 21,554 |
| Purchase of common stock for the treasury | - | - | - | - | - | (681,300) | (22,512) | (22,512) |
| Performance share incentive plan | - | - | 3,699 | - | - | - | - | 3,699 |
| Issuance of common stock in settlement of vested performance shares | 28,268 | - | - | - | - | - | - | - |
| Restricted stock for director compensation | - | - | 844 | - | - | - | - | 844 |
| Issuance of common shares | 3,500 | - | - | - | - | - | - | - |
| Comprehensive income: | | | | | | | | |
| Net income | - | - | - | 76,355 | - | - | - | 76,355 |
| Foreign currency translation | - | - | - | - | 1,703 | - | - | 1,703 |
| Total comprehensive income | - | - | - | 76,355 | 1,703 | - | - | 78,058 |
| BALANCE, DECEMBER 31, 2005 | 26,921,843 | 269 | 774,390 | (43,910) | 4,397 | (1,551,600) | (44,718) | 690,428 |
| Issuance of common shares for director compensation | 1,716 | - | 78 | - | - | - | - | 78 |
| Stock option transactions | 426,442 | 4 | 7,395 | - | - | - | - | 7,399 |
| Purchase of common stock for the treasury | - | - | - | - | - | (2,558,900) | (111,308) | (111,308) |
| Performance share incentive plan | - | - | 8,541 | - | - | - | - | 8,541 |
| Issuance of common stock in settlement of vested performance shares | 237,866 | 2 | - | - | - | - | - | 2 |
| Restricted stock for director compensation | - | - | 1,048 | - | - | - | - | 1,048 |
| Issuance of common shares | 7,000 | - | - | - | - | - | - | - |
| Comprehensive income: | | | | | | | | |
| Net income | - | - | - | 51,692 | - | - | - | 51,692 |
| Foreign currency translation | - | - | - | - | (180) | - | - | (180) |
| Total comprehensive income | - | - | - | 51,692 | (180) | - | - | 51,512 |
| BALANCE, DECEMBER 31, 2006 | 27,594,867 | $ 275 | $ 791,452 | $ 7,782 | $ 4,217 | (4,110,500) | $ (156,026) | $ 647,700 |

See notes to consolidated financial statements.

## DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. AND SUBSIDIARIES

**CONSOLIDATED STATEMENTS OF CASH FLOWS**
**YEAR ENDED DECEMBER 31, 2006, 2005 AND 2004**
**(In Thousands)**

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | | |
| Net income | $ 51,692 | $ 76,355 | $ 66,473 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation: | | | |
| Vehicle depreciation | 387,350 | 326,632 | 322,265 |
| Non-vehicle depreciation | 20,343 | 20,709 | 18,021 |
| Net gains from disposition of revenue-earning vehicles | (14,491) | (41,431) | (22,987) |
| Amortization | 6,410 | 6,088 | 5,547 |
| Interest income earned on restricted cash and investments | (16,896) | (11,045) | (4,333) |
| Performance share incentive and restricted stock plan | 11,130 | 4,543 | 4,311 |
| Net losses from sale of property and equipment | 63 | 51 | 246 |
| Provision for losses on receivables | 415 | 4,334 | 2,596 |
| Deferred income taxes | 30,693 | 42,940 | 43,961 |
| (Increase) decrease in fair value of derivatives | 9,363 | (29,725) | (24,265) |
| Change in assets and liabilities, net of acquisitions: | | | |
| Income taxes payable/receivable | (10,792) | 11,964 | (3,757) |
| Receivables | (29,927) | (11,522) | (23,139) |
| Prepaid expenses and other assets | 6,546 | 6,068 | (11,971) |
| Accounts payable | (8,930) | 8,320 | 14,594 |
| Accrued liabilities | 15,956 | 12,880 | 11,599 |
| Vehicle insurance reserves | 3,308 | 12,437 | 31,882 |
| Other | (342) | 1,422 | 1,041 |
| Net cash provided by operating activities | 461,891 | 441,020 | 432,084 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | | |
| Revenue-earning vehicles: | | | |
| Purchases | (4,182,123) | (3,919,650) | (3,527,250) |
| Proceeds from sales | 3,387,672 | 3,687,368 | 3,095,907 |
| Net change in restricted cash and investments | 412,392 | (319,030) | 85,665 |
| Property, equipment and software: | | | |
| Purchases | (35,814) | (31,766) | (31,079) |
| Proceeds from sales | 32 | 3,282 | 34 |
| Acquisition of businesses, net of cash acquired | (34,475) | (5,224) | (77,789) |
| Net cash used in investing activities | (452,316) | (585,020) | (454,512) |

(Continued)

## DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. AND SUBSIDIARIES

### CONSOLIDATED STATEMENTS OF CASH FLOWS
### YEAR ENDED DECEMBER 31, 2006, 2005 AND 2004
### (In Thousands)

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| CASH FLOWS FROM FINANCING ACTIVITIES: | | | |
| Vehicle debt and obligations: | | | |
| Proceeds | 6,619,828 | 5,450,924 | 4,626,613 |
| Payments | (6,600,505) | (5,226,403) | (4,577,878) |
| Issuance of common shares | 7,479 | 17,016 | 11,742 |
| Purchase of common stock for the treasury | (111,308) | (22,512) | (16,397) |
| Financing issue costs | (7,387) | (5,179) | (9,205) |
| Net cash provided by (used in) financing activities | (91,893) | 213,846 | 34,875 |
| CHANGE IN CASH AND CASH EQUIVALENTS | (82,318) | 69,846 | 12,447 |
| CASH AND CASH EQUIVALENTS: | | | |
| Beginning of year | 274,299 | 204,453 | 192,006 |
| End of year | $ 191,981 | $ 274,299 | $ 204,453 |
| SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION: | | | |
| Cash paid for/(refund of): | | | |
| Income taxes to (from) taxing authorities | $ 15,246 | $ (751) | $ 2,186 |
| Interest | $ 118,886 | $ 99,450 | $ 91,735 |
| SUPPLEMENTAL DISCLOSURES OF NONCASH ACTIVITIES: | | | |
| Issuance of common stock for director compensation | $ 78 | $ 42 | $ 43 |
| Receivables from capital lease of vehicles to franchisees | $ 917 | $ 1,106 | $ 11,735 |
| Purchases of property, equipment and software included in accounts payable | $ 2,752 | $ 5,187 | $ - |

See notes to consolidated financial statements.

(Concluded)

## 1. BASIS OF PRESENTATION

Dollar Thrifty Automotive Group, Inc. ("DTG") is the successor to Pentastar Transportation Group, Inc. Prior to December 23, 1997, DTG was a wholly owned subsidiary of Chrysler Corporation, now known as DaimlerChrysler Corporation (such entity and its subsidiaries and members of its affiliated group are hereinafter referred to as "DaimlerChrysler"). On December 23, 1997, DTG completed an initial public offering of all its outstanding common stock owned by DaimlerChrysler together with additional shares issued by DTG.

The Company operates under a corporate structure that combines the management of operations and administrative functions for both the Dollar and Thrifty brands. Management makes business and operating decisions on an overall company basis. Financial results are no longer available by brand.

DTG's significant wholly owned subsidiaries include DTG Operations, Inc., Dollar Rent A Car, Inc., Thrifty, Inc., Rental Car Finance Corp. ("RCFC") and Dollar Thrifty Funding Corp. ("DTFC"). Thrifty, Inc. is the parent company to Thrifty Car Sales, Inc. and Thrifty Rent-A-Car System, Inc., which is the parent company to Thrifty Rent-A-Car System, Inc. National Advertising Committee ("Thrifty National Ad") and Dollar Thrifty Automotive Group Canada Inc. ("DTG Canada"). DTG Canada has a partnership agreement with an unrelated bank's conduit, which included the creation of a limited partnership, TCL Funding Limited Partnership, which is appropriately consolidated with DTG and subsidiaries. RCFC and DTFC are special purpose financing entities, which were formed in 1995 and 1998, respectively, and are appropriately consolidated with DTG and subsidiaries. RCFC and DTFC are each separate legal entities whose assets are not available to satisfy any claims of creditors of DTG or any of its other subsidiaries. The term the "Company" is used to refer to DTG and subsidiaries, individually or collectively, as the context may require. Dollar Rent A Car, Inc., the Dollar brand and DTG Operations, Inc. operating under the Dollar brand are individually and collectively referred to hereinafter as "Dollar". Thrifty, Inc., Thrifty Rent-A-Car System, Inc., Thrifty Car Sales, Inc., the Thrifty brand and DTG Operations, Inc. operating under the Thrifty brand are individually and collectively referred to hereinafter as "Thrifty". Intercompany accounts and transactions have been eliminated in consolidation.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Nature of Business*** – The Company operates in the United States and Canada and, through its Dollar and Thrifty brands, is primarily engaged in the business of the daily rental of vehicles to business and leisure customers through company-owned stores. The Company also leases vehicles to franchisees for use in the daily vehicle rental business, sells vehicle rental franchises worldwide and provides sales and marketing, reservations, data processing systems, insurance and other services to franchisees. RCFC and DTFC provide vehicle financing to the Company.

***Estimates*** – The preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements. Actual results could differ materially from those estimates.

***Cash and Cash Equivalents*** – Cash and cash equivalents include cash on hand and on deposit, including highly liquid investments with initial maturities of three months or less.

***Restricted Cash and Investments*** – Restricted cash and investments are restricted for the acquisition of vehicles and other specified uses under the rental car asset backed note indenture and other agreements (Note 10). A portion of these funds is restricted due to the like-kind exchange tax program for deferred tax gains on eligible vehicle disposals. These funds are primarily held in a highly rated money market fund with investments primarily in government and corporate obligations with a dollar-weighted average maturity not to exceed 60 days, as permitted by the indenture. Restricted cash and investments are excluded from cash and cash equivalents. Interest earned on restricted cash and investments was $16,896,000, $11,045,000 and $4,333,000, for 2006, 2005 and 2004, respectively, and remains in restricted cash and investments.

***Allowance for Doubtful Accounts*** – An allowance for doubtful accounts is generally established during the period in which receivables are recorded. The allowance is maintained at a level deemed appropriate based on loss experience and other factors affecting collectibility.

***Financing Issue Costs*** – Financing issue costs related to vehicle debt and the Revolving Credit Facility are deferred and amortized to interest expense over the term of the related debt using the effective interest method.

***Revenue-Earning Vehicles*** – Revenue-earning vehicles are stated at cost, net of related discounts. The Company generally purchases 65% to 80% of its vehicles for which residual values are determined by depreciation rates that are established and guaranteed by the manufacturers ("Program Vehicles"). The remaining 20% to 35% of the Company's vehicles are purchased without the benefit of a manufacturer residual value guaranty program ("Non-Program Vehicles"). Also, the Company may convert vehicles originally acquired as Program Vehicles to Non-Program Vehicles on an opportunistic basis to lower vehicle depreciation costs. For these Non-Program Vehicles, the Company must estimate what the residual values of these vehicles will be at the expected time of disposal to determine monthly depreciation rates. The Company continually evaluates estimated residual values. Differences between actual residual values and those estimated by the Company result in a gain or loss on disposal and are recorded as an adjustment to depreciation expense. The average holding term for vehicles is seven to nine months.

***Property and Equipment*** – Property and equipment are recorded at cost and are depreciated or amortized using principally the straight-line method over the estimated useful lives of the related assets. Estimated useful lives range from ten to thirty years for buildings and improvements and three to seven years for furniture and equipment. Leasehold improvements are amortized over the estimated useful lives of the related assets or leases, whichever is shorter.

***Intangible Assets*** – Software and other intangible assets are recorded at cost and amortized using the straight-line method primarily over five years. The remaining useful life of all intangible assets is evaluated annually to assess whether events and circumstances warrant a revision to the remaining amortization period.

Reacquired franchise rights, established upon reacquiring a previously franchised location, are not amortized as they have an indefinite life, rather they are tested annually for impairment in accordance with Emerging Issues Task Force ("EITF") No. 04-1, "Accounting for Preexisting Relationships between the Parties to a Business Combination" ("EITF No. 04-1") (Note 8).

***Goodwill*** – The excess of acquisition costs over the fair value of net assets acquired is recorded as goodwill. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," goodwill is no longer amortized but instead is tested for impairment at least annually (Note 9).

***Long–Lived Assets*** – The Company reviews the value of long-lived assets, including software and other intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable based upon estimated future cash flows.

***Accounts Payable*** – Book overdrafts of $21,491,000 and $26,935,000 are included in accounts payable at December 31, 2006 and 2005, respectively.

***Derivative Instruments*** – The Company uses SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended ("SFAS No. 133"), which requires that all derivatives be recorded on the balance sheet as either assets or liabilities measured at their fair value, and that changes in the derivatives' fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Beginning in 2001 and continuing through 2006, the Company entered into interest rate swap agreements. These interest rate swap agreements do not qualify for hedge accounting treatment under SFAS No. 133; therefore, the changes in the interest rate swap agreements' fair values have been recognized as an (increase) decrease in fair value of derivatives in the consolidated statement of income (Note 11).

***Vehicle Insurance Reserves*** – Provisions for public liability and property damage and supplemental liability insurance ("SLI") on self-insured claims are made by charges primarily to direct vehicle and operating expense. Accruals for such charges are based upon actuarially determined evaluations of estimated ultimate liabilities on reported and unreported claims, prepared on at least an annual basis. Historical data related to the amount and timing of payments for self-insured claims is utilized in preparing the actuarial evaluations. The accrual for public liability and property damage claims is discounted based upon the actuarially determined estimated timing of payments to be made in the future. Management reviews the actual timing of payments as compared with the annual actuarial estimate of timing of payments and has determined that there have been no material differences in the timing of payments for each of the three years in the period ended December 31, 2006. Because of less predictability, self-insured reserves for SLI are not discounted.

***Foreign Currency Translation*** – Foreign assets and liabilities are translated using the exchange rate in effect at the balance sheet date, and results of operations are translated using an average rate for the period. Translation adjustments are accumulated and reported as a component of accumulated other comprehensive income.

***Income Statement Presentation*** – The Company has not separately disclosed the costs and expenses related to its company-owned and franchised operations that correspond with the Company's revenue-generating activities such as vehicle rental and vehicle leasing reflected in the Consolidated Statements of Income since certain of such costs and expenses have not been separately identified in the Company's financial systems, and it is not practicable to separate or disclose them in a reasonable and consistent manner.

***Revenue Recognition*** – Revenues from vehicle rentals are recognized as earned on a daily basis under the related rental contracts with customers. Revenues from leasing vehicles to franchisees are principally under operating leases with fixed monthly payments and are recognized as earned over the lease terms. Revenues from fees and services include providing sales and marketing, reservations, information systems and other services to franchisees. Revenues from these services are generally based on a percentage of franchisee rental revenue or upon providing reservations and are recognized as earned on a monthly basis. Initial franchise fees, which are recorded to other revenues, are recognized upon substantial completion of all material services and conditions of the franchise sale, which coincides with the date of sale and commencement of operations by the franchisee.

***Advertising Costs*** – Advertising costs are primarily expensed as incurred. The Company incurred advertising expense of $37,584,000, $35,269,000 and $36,664,000, for 2006, 2005 and 2004, respectively.

Thrifty's primary advertising is conducted by a historically unconsolidated affiliated entity, Thrifty National Ad. The Company began consolidating the operations of Thrifty National Ad effective April 1, 2004, in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 46(R) (See "Variable Interest Entity"). Thrifty made payments of $2,162,000 in the first quarter of 2004 to Thrifty National Ad to support funding of advertising campaigns, which are included in advertising costs. Thrifty also received reimbursement from Thrifty National Ad for administrative services such as information technology and accounting services, totaling $733,000 in the first quarter of 2004 which are recorded as offsets to selling, general and administrative expense. The scope and related charges for these services are negotiated on an annual basis between the Company's management and designated franchisee members of Thrifty National Ad.

***Environmental Costs*** – The Company's operations include the storage of gasoline in underground storage tanks at certain company-owned stores. Liabilities incurred in connection with the remediation of accidental fuel discharges are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated.

***Contingent Rent*** – The Company recognizes contingent rent expense associated with certain airport concession agreements monthly as incurred since the Company's achievement of the annual targeted qualifying revenues is probable.

***Income Taxes*** – U.S. operating results are included in the Company's consolidated U.S. income tax returns. The Company has provided for income taxes on its separate taxable income or loss and other tax attributes. Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. A valuation allowance is recorded for deferred income tax assets related to DTG Canada losses since management has not determined it is more likely than not that such assets will be realized.

***Earnings Per Share*** – Basic earnings per share ("EPS") is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted EPS is based on the combined weighted average number of common shares and common share equivalents outstanding which include, where appropriate, the assumed exercise of options. In computing diluted EPS, the Company has utilized the treasury stock method.

***Stock-Based Compensation*** – The Company previously adopted the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," ("SFAS No. 123") changing from the intrinsic value-based method to the fair value-based method of accounting for stock-based compensation, and elected the prospective treatment option, which requires recognition as compensation expense for all future employee awards granted, modified or settled as allowed under SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" ("SFAS No. 148"), an amendment of SFAS No. 123. The Company did not issue stock options in 2006, 2005 or 2004.

At the end of 2004, all stock options became fully vested. Therefore, the disclosure of the pro forma results as if the fair value-based methods of SFAS No. 123 had been applied is not presented for the year ended December 31, 2006 and 2005. All performance share and restricted stock awards are accounted for using the fair value-based method in accordance with SFAS No. 123 for the 2006, 2005 and 2004 periods.

The Company adopted SFAS No. 123(R), "Share-Based Payment," ("SFAS No. 123(R)") as required on January 1, 2006 (See "New Accounting Standards").

The following table provides pro forma results as if the fair value-based method had been applied to all outstanding and unvested awards, including stock options and performance share and restricted stock awards, in the 2004 period presented (in thousands, except per share data):

| | December 31, 2004 |
|---|---|
| Net income, as reported | $ 66,473 |
| Add: compensation expense related to performance share and restricted stock awards included in reported net income, net of related tax effects | 2,509 |
| Deduct: compensation expense related to stock options granted prior to January 1, 2003 and performance share and restricted stock awards determined under fair value-based method for all awards, net of related tax effects | (2,755) |
| Pro forma net income | $ 66,227 |
| Earnings per share: | |
| Basic, as reported | $ 2.66 |
| Basic, pro forma | $ 2.65 |
| Diluted, as reported | $ 2.53 |
| Diluted, pro forma | $ 2.53 |

The Black-Scholes option valuation model was used to estimate the fair value of the options at the date of grant for purposes of the pro forma amounts noted above.

No stock options were granted after January 1, 2003. The assumptions used to calculate compensation expense relating to the 2002 stock option awards included in the pro forma results presented in the table above were as follows: weighted-average expected life of the awards of five years, volatility factor of 54.57%, risk-free interest rate of 4.46% and no dividend payments.

***Variable Interest Entity*** – In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities," as amended in December 2003 ("FIN No. 46(R)") an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements". FIN No. 46(R) requires existing unconsolidated variable interest entities ("VIE's") to be consolidated by their primary beneficiaries if that company is subject to a majority of the risk of loss, if any, from the VIE's activities, or entitled to receive a majority of the entity's residual returns, or both. The Company believes that its involvement with Thrifty National Ad qualifies Thrifty National Ad as a VIE with the Company representing the primary beneficiary. Consequently, Thrifty National Ad has been consolidated in the Company's financial statements beginning with the quarter ended March 31, 2004. The fair value of the net assets of Thrifty National Ad of approximately $3.7 million at March 31, 2004, was recorded as a cumulative effect of a change in accounting principle in the Company's consolidated statements of income. Beginning April 1, 2004, the Company began consolidating the operating results of Thrifty National Ad with its operating results. Thrifty National Ad is established for the limited purpose of collecting and disbursing funds for advertising and promotion programs for the benefit of the Thrifty Car Rental corporate and franchisee network. Thrifty National Ad files its tax returns under the provisions applicable to a trust. Accordingly, there is no tax effect on the cumulative effect of the change in accounting principle or on subsequent profits or losses. The Company's estimated maximum exposure to loss as a result of its continuing involvement with Thrifty National Ad is expected to be minimal as expenditures are managed by Thrifty National Ad based on receipts. The Company also evaluated its franchisee network as potential VIE's subject to possible consolidation. The Company determined that its franchisees met the FIN No. 46(R) definition of a business; however, the Company did not provide more than half of each franchisee's equity or other financial support, among other qualifying conditions. Therefore, the Company believes that its franchisees do not qualify as VIE's under FIN No. 46(R) and are not required to be consolidated into the Company's financial statements.

***New Accounting Standards*** – As discussed in Note 13, in December 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share-Based Payment" ("SFAS No.123(R)"), which eliminates the intrinsic value measurement method of accounting in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and generally requires measuring the cost of the employee services received in exchange for an award of equity instruments based on the fair value of the award on the date of the grant. The standard requires grant date fair value to be estimated using either an option-pricing model that is consistent with the terms of the award or a market observed price, if such a price exists. Such costs must be recognized over the period during which an employee is required to provide service in exchange for the award. The standard also requires estimating the number of instruments that will ultimately be issued, rather than accounting for forfeitures as they occur. The Company adopted the provisions of SFAS No. 123(R) on January 1, 2006 using the "modified prospective" method. Under the "modified prospective" method, compensation cost is recognized in the financial statements beginning with the effective date, based on the requirements of SFAS No. 123(R) for all share-based payments granted after that date, and based on the requirements of SFAS No. 123 for all unvested awards granted prior to the effective date of SFAS No. 123(R). The Company had previously adopted the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") beginning January 1, 2003 changing from the intrinsic value-based method to the fair value-based method of accounting for stock-based compensation and electing the prospective treatment option, which required recognition as compensation expense for all future employee awards granted, modified or settled as allowed under SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," an amendment of SFAS No. 123. Thus, the adoption of SFAS 123(R) did not have a material effect on the consolidated financial statements of the Company.

Under SFAS No. 123, the Company used the closing market price of the Company's common shares on the date of grant to estimate the fair value of restricted stock and performance shares. No options were granted after January 1, 2003; however, the Company utilized the Black-Scholes option valuation model to estimate the fair value of the options at the date of grant for purposes of pro forma disclosures. As discussed more fully in Note 13, upon adoption of SFAS No. 123(R), the Company continued to utilize the closing market price of the Company's common shares on the date of grant to estimate the fair value of restricted stock and the performance based portion of performance share awards. The Company began to utilize a lattice-based option valuation model to estimate the fair value of the market condition based portion of performance share awards, as management believes this model is more flexible than the Black-Scholes model, as it allows for more estimated inputs that can be varied throughout the term of the award.

At December 31, 2006, the total compensation cost related to nonvested performance share awards not yet recognized is estimated at approximately $9,100,000, depending upon the Company's performance against targets specified in the performance share agreement. This estimated compensation cost is expected to be recognized over the weighted-average period of 1.7 years.

On November 10, 2005, the FASB issued FASB Staff Position ("FSP") No. FAS 123(R)-3 "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards" ("FSP No. 123(R)-3"). As discussed in Note 13, the Company adopted the alternative transition method provided in FSP No. 123(R)-3 for calculating the tax effects of stock-based compensation pursuant to SFAS No. 123(R) effective January 1, 2006. The alternative transition method allows the use of a simplified method to establish the beginning balance of the additional paid-in capital pool ("APIC pool") related to the tax effects of stock-based compensation, and to determine the subsequent impact on the APIC pool and consolidated statements of cash flows of the tax effects of stock-based compensation awards that are outstanding upon adoption of SFAS No. 123(R). The adoption did not have a material impact on the Company's consolidated financial position or results of operations.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN No. 48"), an interpretation of SFAS No. 109, "Accounting for Income Taxes". FIN No. 48 clarifies the accounting for uncertainty in income taxes by prescribing a recognition threshold for tax positions taken or expected to be taken in a tax return. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted the provisions of FIN No. 48 as required on January 1, 2007 and is currently evaluating the impact, if any, FIN No. 48 will have on its consolidated financial position or results of operations. Management does not believe the adoption of FIN No. 48 will have a material impact on the Company's consolidated financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), which is effective for fiscal years beginning after November 15, 2007. This statement defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. The Company plans to adopt the provisions of SFAS No. 157 as required on January 1, 2008. The Company is currently evaluating the impact SFAS No. 157 will have on its consolidated financial position and results of operations.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS No. 158"). This statement requires an entity to recognize on its balance sheet an asset for a defined benefit postretirement plan's overfunded status or a liability for a plan's underfunded status, measure a plan's assets and obligations as of the end of the employer's fiscal year, recognize changes in the funded status of a plan in comprehensive income in the year in which the changes occur and expands the disclosure requirements associated with defined benefit postretirement plans. SFAS No. 158 is effective for fiscal years ending after December 15, 2006, except for the provision that a plan's assets and obligations be measured as of the end of the employer's fiscal year, which is effective for fiscal years ending after December 15, 2008. SFAS No. 158 will have no impact on the Company's consolidated financial position or results of operations as the Company does not have defined benefit pension or other postretirement plans.

In September 2006, the Staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB No. 108"). SAB No. 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of determining whether the current year's financial statements are materially misstated. SAB No. 108 is effective for fiscal years ending after November 15, 2006. The Company adopted the provisions of SAB No. 108 as of December 31, 2006, as required. Adoption of SAB No. 108 did not have a material impact on the Company's consolidated financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115" ("SFAS No. 159"). This statement permits entities to make an irrevocable election to measure certain financial instruments and other assets and liabilities at fair value on an instrument-by-instrument basis. Unrealized gains and losses on items for which the fair value option has been elected should be recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company plans to adopt the provisions of SFAS No. 159 as required on January 1, 2008 and is currently evaluating the impact SFAS No. 159 will have on its consolidated financial position and results of operations.

## 3. EARNINGS PER SHARE

The computation of weighted average common and common equivalent shares used in the calculation of basic and diluted EPS is shown below:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| | (In Thousands, Except Share and Per Share Data) | | |
| Income before cumulative effect of a change in accounting principle | $ 51,692 | $ 76,355 | $ 62,743 |
| Basic EPS: | | | |
| Weighted average common shares | 24,195,933 | 25,120,617 | 24,947,791 |
| Basic EPS | $ 2.14 | $ 3.04 | $ 2.51 |
| Diluted EPS: | | | |
| Weighted average common shares | 24,195,933 | 25,120,617 | 24,947,791 |
| Shares contingently issuable: | | | |
| Stock options | 264,098 | 351,260 | 432,985 |
| Performance awards | 419,313 | 613,616 | 561,641 |
| Shares held for compensation plans | 270,085 | 181,747 | 175,888 |
| Director compensation shares deferred | 169,370 | 138,230 | 104,480 |
| Shares applicable to diluted | 25,318,799 | 26,405,470 | 26,222,785 |
| Diluted EPS | $ 2.04 | $ 2.89 | $ 2.39 |

At December 31, 2006, 2005 and 2004, all options to purchase shares of common stock were included in the computation of diluted EPS because no exercise price was greater than the average market price of the common shares.

## 4. ACQUISITIONS

In 2006, the Company acquired certain assets and assumed certain liabilities relating to 35 locations from former franchisees in Little Rock, Arkansas; Providence, Rhode Island; Cincinnati, Columbus and Dayton, Ohio; Milwaukee and Madison, Wisconsin; Pensacola, Florida; Phoenix, Arizona; Reno, Nevada; El Paso and San Antonio, Texas for the Thrifty brand and in Nashville, Tennessee; Oklahoma City and Tulsa, Oklahoma; Minneapolis, Minnesota; Madison, Wisconsin; and El Paso, Texas for the Dollar brand. During 2005, the Company acquired certain assets and assumed certain liabilities relating to 12 locations from former franchisees in Jacksonville, Melbourne and Cape Canaveral, Florida; San Jose, California; Baton Rouge and New Orleans, Louisiana and Albuquerque and Santa Fe, New Mexico for the Thrifty brand. During 2004, the Company acquired certain assets and assumed certain liabilities relating to 24 locations from former franchisees in Aspen, Colorado; Greensboro and Raleigh-Durham, North Carolina; Ft. Myers, Orlando and Tampa, Florida; Chicago, Illinois; Corpus Christi, Texas; Los Angeles, San Diego, and Orange County, California and Boise, Idaho for the Thrifty brand and in Aspen, Colorado; Boise, Idaho; and Vancouver, British Columbia, Canada, for the Dollar brand. Total cash paid, net of cash acquired, for these acquisitions was $34,475,000, $5,224,000 and $77,789,000 in 2006, 2005 and 2004, respectively.

Beginning January 1, 2005, the Company adopted the provisions of EITF No. 04-1. EITF No. 04-1 affirms that a business combination between two parties that have a preexisting relationship should be accounted for as a multiple element transaction. This includes determining how the cost of the combination should be allocated after considering the assets and liabilities that existed between the parties prior to the combination. Adoption of EITF No. 04-1 impacted the way in which the Company accounts for certain business combination transactions through establishing identifiable intangibles, other than goodwill, such as reacquired franchise rights through the Company's acquisitions of franchisee operations. At December 31, 2006, the Company had recognized an unamortized intangible asset for reacquired franchise rights totaling $37,636,000 (Note 8).

The Company did not recognize any goodwill related to the acquisition transactions during 2006 or 2005. The goodwill recognized in the acquisition transactions completed during 2004 totaled $75,549,000. Reacquired franchise rights and goodwill are both deductible for tax purposes. The Company may have an adjustment or subsequent settlement to the purchase price of an acquisition affecting the recorded amount of goodwill or reacquired franchise rights and the allocation of the purchase price. Historically, these purchase price adjustments have not been material. Each of the acquisitions has been accounted for using the purchase method of accounting and operating results of the acquirees from the dates of acquisition are included in the consolidated statements of income of the Company. Acquisitions made in each year are not material individually or collectively to amounts presented for each of the years ended December 31, 2006, 2005 and 2004.

## 5. RECEIVABLES

Receivables consist of the following:

| | December 31, | |
|---|---|---|
| | 2006 | 2005 |
| | (In Thousands) | |
| Trade accounts receivable | $ 114,492 | $ 109,596 |
| Due from DaimlerChrysler | 95,223 | 83,774 |
| Car sales receivable | 19,384 | 22,255 |
| Fair value of interest rate swap | 14,271 | 20,903 |
| Other vehicle manufacturer receivables | 7,781 | 1,182 |
| Notes receivable | 1,159 | 1,448 |
| | 252,310 | 239,158 |
| Less allowance for doubtful accounts | (9,961) | (20,606) |
| | $ 242,349 | $ 218,552 |

***Trade accounts and notes receivable*** include primarily amounts due from rental customers, franchisees and tour operators arising from billings under standard credit terms for services provided in the normal course of business. Notes receivable are generally issued to certain franchisees at current market interest rates with varying maturities and are generally guaranteed by franchisees.

***Due from DaimlerChrysler*** is comprised primarily of amounts due under various guaranteed residual, buyback, incentive and promotion programs, which are paid according to contract terms and are generally received within 60 days.

***Car sales receivable*** include primarily amounts due from car sale auctions for the sale of both Program and Non-Program Vehicles.

***Fair value of interest rate swap*** represents the fair market value on interest rate swap agreements (Note 11).

***Other vehicle manufacturer receivables*** include primarily amounts due under guaranteed residual, buyback and incentive programs, which are paid according to contract terms and are generally received within 60 days.

## 6. REVENUE–EARNING VEHICLES

Revenue-earning vehicles consist of the following:

| | December 31, | |
|---|---|---|
| | 2006 | 2005 |
| | (In Thousands) | |
| Revenue-earning vehicles | $ 2,834,060 | $ 2,354,426 |
| Less accumulated depreciation | (210,341) | (151,536) |
| | $ 2,623,719 | $ 2,202,890 |

Dollar and Thrifty entered into U.S. vehicle supply agreements (the "VSA") with DaimlerChrysler, which commenced with the 1997 model year and have been extended or renewed as applicable to cover all model years since inception in 1997. The VSA provides that the Company will purchase at least 75% of its vehicles from DaimlerChrysler until a certain minimum level is reached, of which 80% will be Program Vehicles and 20% will be Non-Program. In September 2006, the VSA was amended to enable the Company to acquire vehicles through the 2011 model year. Under the terms of the VSA, Dollar and Thrifty will advertise and promote DaimlerChrysler products exclusively, and the Company will receive promotional payments from DaimlerChrysler for each model year. Purchases of revenue–earning vehicles from DaimlerChrysler were $3,714,080,000, $3,454,082,000 and $3,008,813,000 during 2006, 2005 and 2004, respectively.

Vehicle acquisition terms provide for guaranteed residual values in the U.S. or buybacks in Canada on the majority of vehicles, under specified conditions. Guaranteed residual and buyback payments provide the Company sufficient proceeds on disposition of revenue-earning vehicles to realize the carrying value of these vehicles. Payments received are included in proceeds from sales of revenue-earning vehicles and applied against the related receivables reflected in Due from DaimlerChrysler within Receivables, net on the balance sheet (Note 5). Additionally, the Company receives other incentives primarily related to the disposal of revenue-earning vehicles, which amounts have been reflected as offsets to vehicle depreciation expense in the consolidated statements of income. Promotional payments received under the VSA are recognized as a reduction of the cost of the vehicles when acquired. The Company also receives interest reimbursement for Program Vehicles while at auction and for certain delivery related interest costs, which amounts are reflected as offsets in interest expense, net. The aggregate amount of payments recognized from DaimlerChrysler for guaranteed residual value program payments, promotional payments, interest reimbursement and other incentives, other than recovery costs, totaled $784,595,000, $842,071,000 and $848,518,000 in 2006, 2005 and 2004, respectively, of which a substantial portion of the payments relate to the Company's guaranteed residual value program and are included in Due from DaimlerChrysler within Receivables, net on the consolidated balance sheet. Buyback payments received from the Canadian subsidiary of DaimlerChrysler were $172,191,000, $154,029,000 and $138,069,000 in 2006, 2005 and 2004, respectively, and are included in Due from DaimlerChrysler within Receivables, net on the consolidated balance sheet.

Additionally, the Company acquires both Program and Non-Program Vehicles from other manufacturers. Rent expense for vehicles leased from other vehicle manufacturers and third parties under operating leases was $7,146,000, $9,556,000 and $16,921,000 for 2006, 2005 and 2004, respectively, and is included in vehicle depreciation and lease charges, net. Amounts due over the next five years for vehicles under operating leases with terms greater than one year total $3,754,000 and are payable as $2,591,000 in 2007, $966,000 in 2008, $197,000 in 2009, and no amounts due in 2010 or 2011.

## 7. PROPERTY AND EQUIPMENT

Major classes of property and equipment consist of the following:

| | December 31, | | | |
|---|---|---|---|---|
| | 2006 | | 2005 | |
| | (In Thousands) | | | |
| Land | $ | 13,028 | $ | 12,814 |
| Buildings and improvements | | 20,078 | | 18,929 |
| Furniture and equipment | | 87,407 | | 80,428 |
| Leasehold improvements | | 114,899 | | 101,523 |
| Construction in progress | | 12,620 | | 10,459 |
| | | 248,032 | | 224,153 |
| Less accumulated depreciation and amortization | | (131,245) | | (116,091) |
| | $ | 116,787 | $ | 108,062 |

## 8. INTANGIBLE ASSETS

| | December 31, | | | |
|---|---|---|---|---|
| | 2006 | | 2005 | |
| | (In Thousands) | | | |
| Amortized intangible assets | | | | |
| Software and other intangible assets | $ | 65,521 | $ | 55,305 |
| Less accumulated amortization | | (36,997) | | (30,577) |
| | | 28,524 | | 24,728 |
| Unamortized intangible assets | | | | |
| Reacquired franchise rights | | 37,636 | | 3,542 |
| Total intangible assets | $ | 66,160 | $ | 28,270 |

As discussed in Note 4, the Company adopted the provisions of EITF No. 04-1 on January 1, 2005. In applying the provisions of EITF No. 04-1 to the acquisitions completed during the years ended December 31, 2006 and 2005, the Company established an unamortized separately identifiable intangible asset, referred to as reacquired franchise rights. Intangible assets with indefinite useful lives, such as reacquired franchise rights, are not amortized, but are subject to impairment testing annually, or more frequently if events and circumstances indicate there may be an impairment. The Company has elected to perform the annual impairment test on the indefinite lived intangible assets during the fourth quarter of each year, unless circumstances arise that require more frequent testing. During the fourth quarter of 2006, the Company completed its annual impairment test of each reacquired franchise right and concluded no impairment was indicated.

Intangible assets with finite useful lives are amortized over their respective useful lives. The aggregate amortization expense recognized for the software and other intangible assets subject to amortization was $6,410,000, $6,088,000 and $5,547,000 for the years ended December 31, 2006, 2005 and 2004, respectively. The estimated aggregate amortization expense for assets existing at December 31, 2006 for each of the next five years is as follows: $6,800,000, $7,100,000, $5,900,000, $4,300,000 and $3,200,000.

## 9. GOODWILL

The Company has elected to perform the annual impairment test on goodwill during the second quarter of each year, unless circumstances arise that require more frequent testing. During the second quarter of 2006, the Company completed the annual impairment test of goodwill and concluded goodwill was not impaired.

The changes in the carrying amount of goodwill for the years ended December 31, 2006 and 2005, are as follows:

| | December 31, 2006 | December 31, 2005 |
|---|---|---|
| | (In Thousands) | |
| Beginning balance | $ 280,122 | $ 279,907 |
| Effect of change in rates used for foreign currency translation | (19) | 215 |
| Ending balance | $ 280,103 | $ 280,122 |

As referenced in Note 8, the Company adopted EITF No. 04-1 on January 1, 2005 which impacts the way in which the Company accounts for business combination transactions through establishing a separately identifiable intangible asset, other than goodwill, for reacquired franchise rights.

## 10. VEHICLE DEBT AND OBLIGATIONS

Vehicle debt and obligations consist of the following (in thousands):

| | December 31, 2006 | December 31, 2005 |
|---|---|---|
| Asset backed notes: | | |
| 2006 Series notes | $ 600,000 | $ - |
| 2005 Series notes | 400,000 | 400,000 |
| 2004 Series notes | 500,000 | 500,000 |
| 2003 Series notes | 312,500 | 375,000 |
| 2001 Series notes | - | 233,333 |
| | 1,812,500 | 1,508,333 |
| Discounts on asset backed notes | (32) | (41) |
| Asset backed notes, net of discount | 1,812,468 | 1,508,292 |
| Conduit Facility | 425,000 | 375,000 |
| Commercial paper, net of discount of $1,305 and $2,554 | 178,951 | 561,155 |
| Other vehicle debt | 220,735 | 166,183 |
| Limited partner interest in limited partnership | 107,130 | 114,322 |
| Total vehicle debt and obligations | $ 2,744,284 | $ 2,724,952 |

***Asset Backed Notes*** are comprised of rental car asset backed notes issued by RCFC in March 2006 (the "2006 Series notes"), April 2005 (the "2005 Series notes"), May 2004 (the "2004 Series notes"), March 2003 (the "2003 Series notes") and March 2001 (the "2001 Series notes").

The 2006 Series notes are floating rate notes that were converted to a fixed rate of 5.27% by entering into interest rate swap agreements (Note 11) in conjunction with the issuance of the notes.

The 2005 Series notes are comprised of $110 million 4.59% fixed rate notes and $290 million of floating rate notes. In conjunction with the issuance of the 2005 Series notes, the Company also entered into interest rate swap agreements (Note 11) to convert $190 million of the floating rate debt to fixed rate debt at a 4.58% interest rate. Additionally, in December 2006, the Company entered into an interest rate swap agreement to convert the remaining $100 million of the floating rate debt to fixed rate debt at a 5.09% interest rate.

The 2004 Series notes are floating rate notes that were converted to a fixed rate of 4.20% by entering into interest rate swap agreements (Note 11) in conjunction with the issuance of the notes.

The 2003 Series notes are floating rate notes that were converted to a fixed rate of 3.64% by entering into an interest rate swap agreement (Note 11) in conjunction with the issuance of the notes.

The 2001 Series notes were floating rate notes that were converted to a fixed rate of 6.04% by entering into an interest rate swap agreement (Note 11) in conjunction with the issuance of the notes. During 2006, the 2001 Series notes were paid in full.

The assets of RCFC, including revenue-earning vehicles related to the asset backed notes, restricted cash and investments, and certain receivables related to revenue-earning vehicles are available to satisfy the claims of its creditors. Dollar and Thrifty lease vehicles from RCFC under the terms of a master lease and servicing agreement. The asset backed note indentures also provide for additional credit enhancement through over collateralization of the vehicle fleet, cash or letters of credit and maintenance of a liquidity reserve. RCFC is in compliance with the terms of the indentures.

The asset backed notes mature from 2007 through 2011 and are generally subject to repurchase on any payment date subject to a prepayment penalty.

***Conduit Facility*** – On March 28, 2006, the asset backed Variable Funding Note Purchase Facility (the "Conduit") was renewed for another 364-day period at a capacity of $425,000,000. Proceeds are used for financing of vehicle purchases and for periodic refinancing of asset backed notes. The Conduit generally bears interest at market–based commercial paper rates (5.72% and 4.65% at December 31, 2006 and 2005, respectively). The Company had $425,000,000 and $375,000,000 outstanding under the Conduit at December 31, 2006 and 2005, respectively.

***Commercial Paper*** – On March 28, 2006, the commercial paper program (the "Commercial Paper Program"), representing $649,000,000 of borrowing capacity as a part of the existing asset backed note program, was renewed for another 364-day period. Concurrently with the establishment of the Commercial Paper Program, DTFC also entered into a 364-day, $560,000,000 liquidity facility (the "Liquidity Facility") to support the Commercial Paper Program. Proceeds are used for financing of vehicle purchases and for periodic refinancing of asset backed notes. The Liquidity Facility provides the Commercial Paper Program with an alternative source of funding if DTFC is unable to refinance maturing commercial paper by issuing new commercial paper. Commercial paper bears interest at rates ranging from 5.33% to 5.38% at December 31, 2006 and 4.25% to 4.47% at December 31, 2005 and matured within 60 days of December 31, 2006.

***Other Vehicle Debt*** includes various lines of credit that are collateralized by the related vehicles, including up to $150,000,000 from vehicle manufacturers at December 31, 2006, and $162,000,000 in capacity from various banks at December 31, 2006. These lines of credit bear interest at varying rates based on LIBOR, prime or commercial paper rates. The weighted average variable interest rate for these lines of credit was 7.29% and 6.23% at December 31, 2006 and 2005, respectively. These lines of credit are primarily renewable annually.

***Limited Partner Interest in Limited Partnership*** – DTG Canada has a partnership agreement (the "Partnership Agreement") with an unrelated bank's conduit (the "Limited Partner"). This transaction included the creation of a limited partnership (TCL Funding Limited Partnership, the "Partnership"). DTG Canada is the General Partner of the Partnership. The purpose of the Partnership is to facilitate financing of Canadian vehicles. The Partnership Agreement of the Partnership expires on May 31, 2010. The Limited Partner has committed to funding CND$300,000,000 (approximately US$257,000,000 at December 31, 2006), which is funded through issuance and sale of notes in the Canadian commercial paper market.

DTG Canada, as General Partner, is allocated the remainder of the Partnership net income after distribution of the income share of the Limited Partner. The income share of the Limited Partner, which amounted to $6,718,000, $4,219,000 and $3,018,000 for the years ended December 31, 2006, 2005 and 2004, respectively, is included in interest expense. Due to the nature of the relationship between DTG Canada and the Partnership, the accounts of the Partnership are appropriately consolidated with the Company. The Partnership Agreement requires the maintenance of certain letters of credit and contains various restrictive covenants. DTG Canada was in compliance with all such covenants and requirements at December 31, 2006.

Expected repayments of vehicle debt and obligations outstanding at December 31, 2006 are as follows:

| | 2007 | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|---|
| | | (In Thousands) | | | |
| Asset backed notes | $ 312,500 | $ 500,000 | $ - | $ 500,000 | $ 500,000 |
| Conduit Facility | 425,000 | - | - | - | - |
| Commercial paper | 180,256 | - | - | - | - |
| Other vehicle debt | 220,735 | - | - | - | - |
| Limited partner interest | 107,130 | - | - | - | - |
| Total | $ 1,245,621 | $ 500,000 | $ - | $ 500,000 | $ 500,000 |

**Revolving Credit Facility**

The Company has a $300 million five-year, senior secured revolving credit facility (the "Revolving Credit Facility") that expires April 1, 2009. The Revolving Credit Facility provides up to $300,000,000 for letters of credit and a sublimit of up to $100,000,000 for working capital borrowings. As of December 31, 2006, the Company is required to pay a 0.30% commitment fee on the unused available line, a 1.75% letter of credit fee on the aggregate amount of outstanding letters of credit and a 0.125% letter of credit issuance fee. Interest rates on loans under the Revolving Credit Facility are, at the option of the Company, based on the prime, federal funds or Eurodollar rates and are payable quarterly. The Revolving Credit Facility is collateralized by a first priority lien on substantially all material non-vehicle assets of the Company. The Revolving Credit Facility contains various restrictive covenants, including maintenance of certain financial ratios consisting of fixed charge and leverage ratios and certain limitations on cash dividends and share repurchases. As of December 31, 2006, the Company is in compliance with all covenants. The Company had letters of credit of $156,566,000 and $135,805,000 and no working capital borrowings outstanding under the Revolving Credit Facility at December 31, 2006 and 2005, respectively.

## 11. DERIVATIVE FINANCIAL INSTRUMENTS

The Company is exposed to market risks, such as changes in interest rates. Consequently, the Company manages the financial exposure as part of its enterprise risk management program, by striving to reduce the potentially adverse effects that the potential volatility of the financial markets may have on the Company's operating results. In 2001, the Company began entering into interest rate swap agreements, in conjunction with each related new asset backed note issuance in 2001 through 2006, to convert variable interest rates on a total of $1.7 billion in asset backed notes to fixed interest rates. These swaps have termination dates through May 2011. The Company reflects these swaps on its balance sheet at fair market value, which totaled approximately $11,540,000 at December 31, 2006, comprised of assets, included in receivables, of approximately $14,271,000 and liabilities, included in accrued liabilities, of approximately $2,731,000. At December 31, 2005, the fair market value of these swaps totaled approximately $20,903,000, which were assets, included in receivables. The Company recorded the related change in fair value of the interest rate swap agreements of $9,363,000, ($29,725,000) and ($24,265,000) in 2006, 2005, and 2004, respectively, as an (increase) decrease in fair value of derivatives in the consolidated statement of income, as these swaps do not qualify for hedge accounting treatment under SFAS No. 133.

## 12. STOCKHOLDERS' RIGHTS PLAN

On July 23, 1998, the Company adopted a stockholders' rights plan. The rights were issued on August 3, 1998, to stockholders of record on that date, and will expire on August 3, 2008, unless earlier redeemed, exchanged or amended by the Board of Directors.

The plan provides for the issuance of one right for each outstanding share of the Company's common stock. Upon the acquisition by a person or group of 15% or more of the Company's outstanding common stock, the rights generally will become exercisable and allow the stockholder, other than the acquiring person or group, to ultimately acquire common stock and the related voting rights at a steeply discounted price.

The plan also includes an exchange option after the rights become exercisable. The Board of Directors may effect an exchange of part or all of the rights, other than rights that have become void, for shares of the Company's common stock for each right. The Board of Directors may redeem all rights for $.01 per right, generally at any time prior to the rights becoming exercisable.

The issuance of the rights had no dilutive effect on the number of common shares outstanding and did not affect EPS.

## 13. EMPLOYEE BENEFIT PLANS INCLUDING SHARE-BASED PAYMENT PLANS

### *Employee Benefit Plans*

The Company sponsors a retirement savings plan that incorporates the salary reduction provisions of Section 401(k) of the Internal Revenue Code and covers substantially all employees of the Company meeting specific age and length of service requirements. The Company fully matches the employee's contribution up to 6% of the employee's eligible compensation, subject to statutory limitations. Prior to 2006, 50% of the Company's match was in cash and 50% was in company stock. Effective in 2006, 100% of the match is made in cash. The Company stock match was immediately available for transfer or sale at the employee's discretion. Effective February 1, 2006, the Company no longer offers its Company stock as an investment option in the retirement savings plan for future contributions or transfers. Contributions expensed by the Company totaled $6,071,000, $5,718,000 and $4,611,000 in 2006, 2005 and 2004, respectively.

Included in accrued liabilities at December 31, 2006 and 2005 is $2,368,000 and $4,372,000, respectively, for employee health claims which are self-insured by the Company. The accrual includes amounts for incurred and incurred but not reported claims. The Company expensed $20,995,000, $24,943,000, and $20,502,000 for self-insured health claims incurred in 2006, 2005 and 2004, respectively.

The Company has bonus and profit sharing plans for all employees based on Company performance. Expense related to these plans was $13,584,000, $14,163,000 and $11,599,000 in 2006, 2005 and 2004, respectively.

***Deferred Compensation and Retirement Plans***

The Company has deferred compensation and retirement plans, which are defined contribution plans that provide key executives with the opportunity to defer compensation, including related investment income. Under the deferred compensation plan, the Company contributes up to 7% of participant cash compensation. The Company also contributes annually to the retirement plan. However, on December 2, 2004, the Company discontinued the retirement plan for any new key executives. Any such new key executives will instead receive a contribution to the deferred compensation plan of 15% of participant cash compensation.

Participants become fully vested in the Company contribution under both the deferred compensation and retirement plans after five years of service. The total of participant deferrals in the deferred compensation and retirement plans, which are reflected in accrued liabilities, was $40,720,000 and $32,758,000 as of December 31, 2006 and 2005, respectively. Expense related to these plans for contributions made by the Company totaled $2,384,000, $2,766,000 and $2,850,000 in 2006, 2005 and 2004, respectively.

***Share-Based Payment Plans***

Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share-Based Payment" ("SFAS No. 123(R)") using the modified prospective application transition method. SFAS No. 123(R) revises SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). The Company previously adopted the fair value based method of recording stock options consistent with SFAS No. 123 and accounted for the change in accounting principle using the prospective method in accordance with SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure", an amendment of SFAS No. 123. Under the prospective method, the Company expensed all stock-based compensation granted since January 1, 2003 over the vesting period based on the fair value at the date of grant. The fair value recognition provisions of SFAS No. 123 and SFAS No. 123(R) are materially consistent; therefore, the adoption of SFAS No. 123(R) did not have a material impact on the Company's consolidated statements of financial condition, results of operations or cash flows.

SFAS No. 123(R) requires the Company to estimate forfeitures in calculating the expense relating to share-based compensation as opposed to recognizing these forfeitures and the corresponding reduction in expense as they occur, as was allowed under SFAS No. 123.

***Long-Term Incentive Plan***

The Company has a long-term incentive plan ("LTIP") for employees and non-employee directors under which the Human Resources and Compensation Committee of the Board of Directors of the Company (the "Committee") is authorized to provide for grants in the form of incentive option rights, non-qualified option rights, tandem appreciation rights, free-standing appreciation rights, restricted stock, restricted stock units, performance shares, performance units and other awards to key employee and non-employee directors that may be payable or related to common stock or factors that may influence the value of common stock. The Company's policy is to issue shares of remaining authorized common stock to satisfy option exercises and grants under the LTIP. At December 31, 2006, the Company's common stock authorized for issuance under the LTIP was 2,081,305 shares. The Company has 527,591 shares available for future LTIP awards at December 31, 2006 after reserving for the maximum potential shares that could be awarded under existing LTIP grants.

The Company recognized compensation costs of $11,130,000, $4,543,000 and $4,311,000 during 2006, 2005 and 2004, respectively, related to LTIP awards. The total income tax benefit recognized in the income statement for share-based compensation payments was $4,220,000, $1,719,000 and $1,590,000 for 2006, 2005 and 2004, respectively.

**Option Rights Plan** – Under the LTIP, the Committee may grant non-qualified option rights to key employees and non-employee directors. The exercise prices for non-qualified option rights are equal to the fair market value of the Company's common stock at the date of grant, except for the initial grant, which was made at the initial public offering price. The non-qualified option rights vest in three equal annual installments commencing on the first anniversary of the grant date and have a term not exceeding ten years from the date of grant. The maximum number of shares for which option rights may be granted under the LTIP to any participant during any calendar year is 285,000.

The following table sets forth the non-qualified option rights activity for non-qualified option rights under the LTIP for the periods indicated:

| | Number of Shares (In Thousands) | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term | Aggregate Intrinsic Value (In Thousands) |
|---|---|---|---|---|
| Outstanding at December 31, 2003 | 2,565 | $ 17.33 | 5.83 | $ 22,096 |
| Granted | - | - | | |
| Exercised | (619) | 17.17 | | |
| Canceled | (7) | 13.73 | | |
| Outstanding at December 31, 2004 | 1,939 | 17.39 | 4.84 | 24,844 |
| Granted | - | - | | |
| Exercised | (979) | 17.35 | | |
| Canceled | (4) | 15.64 | | |
| Outstanding at December 31, 2005 | 956 | 17.44 | 4.53 | 17,816 |
| Granted | - | - | | |
| Exercised | (426) | 17.35 | | |
| Canceled | (3) | 16.66 | | |
| Outstanding at December 31, 2006 | 527 | $ 17.51 | 3.56 | $ 14,804 |
| Options exercisable at: | | | | |
| December 31, 2006 | 527 | $ 17.51 | 3.56 | $ 14,804 |
| December 31, 2005 | 956 | $ 17.44 | 4.53 | $ 17,816 |
| December 31, 2004 | 1,939 | $ 17.39 | 4.84 | $ 24,844 |

The total intrinsic value of options exercised during 2006, 2005 and 2004 was $11,450,000, $15,263,000, and $5,909,000, respectively. Total cash received for non-qualified option rights exercised during 2006, 2005 and 2004 totaled $7,400,000, $16,979,000 and $10,630,000, respectively. The Company deems a tax benefit to be realized under SFAS No. 123(R) when the benefit provides incremental benefit by reducing current taxes payable that it otherwise would have had to pay absent the share-based compensation deduction (the "with-and-without" approach). Under this approach, share-based compensation deductions are, effectively, always considered last to be realized. Due to significant net operating losses for income tax purposes, the Company did not realize any tax benefits from option exercises during 2006, 2005 or 2004.

The following table summarizes information regarding fixed non-qualified option rights that were outstanding at December 31, 2006:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding (In Thousands) | Weighted-Average Remaining Contractual Life (In Years) | Weighted-Average Exercise Price | Number Exercisable (In Thousands) | Weighted-Average Exercise Price |
| $10.50 - $18.3750 | 166 | 3.94 | $ 12.20 | 166 | $ 12.20 |
| $19.1875 - $19.375 | 282 | 3.42 | 19.32 | 282 | 19.32 |
| $20.50 - $23.90 | 79 | 3.29 | 22.21 | 79 | 22.21 |
| $10.50 - $23.90 | 527 | 3.56 | $ 17.51 | 527 | $ 17.51 |

**Performance Shares** – Performance shares are granted to Company officers and certain key employees. The awards granted in 2006, 2005 and 2004 established a target number of shares that generally vest at the end of a three year requisite service period following the grant-date. The number of performance shares ultimately earned will range from zero to 200% of the target award, depending on the level of corporate performance over each of the three years, which is considered the performance period. Values of the performance shares earned will be recognized as compensation expense over the period the shares are earned. The maximum amount for which performance shares may be granted under the LTIP during any year to any participant is 160,000 common shares. The Company recognized compensation costs of $10,082,000, $3,699,000 and $3,705,000 in 2006, 2005 and 2004, respectively for performance shares.

For the awards granted in 2006, the expense related to performance shares is based on a market based condition as defined in SFAS No. 123(R) for 50% of the target award and on defined performance indicators for the other 50% of the target award. The grant-date fair value for the performance indicator portion of the award was based on the closing market price of the Company's common shares at the date of grant. The market condition based portion of the award was estimated on the date of grant using a lattice-based option valuation model and the assumptions noted in the following table:

| | |
|---|---|
| Weighted-average expected life (in years) | 3 |
| Expected price volatility | 30.50% |
| Risk-free interest rate | 4.54% |

The target awards granted in 2005 and 2004 were valued at the closing market price of the Company's common shares at the date of grant.

To arrive at the assumptions used to estimate the fair value of the Company's market condition based performance shares, as noted in the table above, the Company relies on observations of historical trends, actual results and anticipated future changes. To determine expected volatility, the Company examines historical volatility trends of the Company and its peers (defined as the Russell 2000 Index), as determined by an independent third party. In determining the expected term, the Company observes the actual terms of prior grants and the actual vesting schedule of the grant. The risk-free interest rate is the actual U.S. Treasury zero-coupon rate for bonds matching the expected term of the award on the date of grant. The expected dividend yield was estimated based on the Company's current dividend yield, and adjusted for anticipated future changes.

Performance shares earned are delivered based upon vesting of the grant, provided the grantee is then employed by the Company. For instances of retirement, involuntary termination without cause, disability or death, performance share awards vest on a pro-rata basis at 100% of target, but will not be issued until the end of the performance period or earlier, if needed to comply with the Internal Revenue Code Section 409A. Any performance share installments not earned at the end of the requisite service period are forfeited. In June 2006, the 2003 grant of performance shares earned from January 1, 2003 through December 31, 2005, net of forfeitures, totaling approximately 273,000 shares vested, were settled through the issuance of approximately 238,000 shares of common stock totaling approximately $3,900,000, and approximately 35,000 shares were used for net settlement to offset taxes totaling approximately $500,000. On January 31, 2005 and 2004, and February 14, 2003, the entire 2002 grant of performance shares earned in 2002, net of forfeitures, totaling approximately 28,000, 49,000 and 40,000 shares vested, respectively, were settled through the issuance of common stock totaling approximately $638,000, $1,200,000 and $700,000, respectively. Substantially all of these shares were directed to the deferred compensation plan by the Company at the request and for the benefit of the employees.

The following table presents the status of the Company's nonvested performance shares for the periods indicated:

| Nonvested Shares | Shares (In Thousands) | Weighted-Average Grant-Date Fair Value |
|---|---|---|
| Nonvested at January 1, 2004 | 322 | $ 16.24 |
| Granted | 280 | 27.16 |
| Vested | - | - |
| Forfeited | (33) | 23.03 |
| Nonvested at December 31, 2004 | 569 | 21.22 |
| Granted | 248 | 36.13 |
| Vested | - | - |
| Forfeited | (3) | 22.63 |
| Nonvested at December 31, 2005 | 814 | 26.16 |
| Granted | 214 | 45.80 |
| Vested | (273) | 16.31 |
| Forfeited | (53) | 23.45 |
| Nonvested at December 31, 2006 | 702 | $ 35.67 |

At December 31, 2006, the total compensation cost related to nonvested performance share awards not yet recognized is estimated at approximately $9,100,000, depending upon the Company's performance against targets specified in the performance share agreement. This estimated compensation cost is expected to be recognized over the weighted-average period of 1.7 years. Values of the performance shares earned will be recognized as compensation expense over the requisite service period. The total intrinsic value of vested and issued performance shares during 2006, 2005 and 2004 was $10,514,000, $638,000 and $1,200,000, respectively.

**Restricted Stock Units** – Under the LTIP, the Committee may grant restricted stock units to key employees and non-employee directors. In 2006, 2005, and 2004, non-employee directors were granted 27,511, 24,500 and 24,500 restricted stock units, respectively, which vested on December 31, 2006, 2005 and 2004, respectively. The Company recognized compensation costs of $1,048,000, $844,000 and $606,000 in 2006, 2005 and 2004, respectively, for restricted stock units. The Committee generally grants restricted stock units to non-employee directors. These grants generally vest at the end of the fiscal year in which the grants were made. For the awards granted in 2006, 2005 and 2004, the grant-date fair value of the award was based on the closing market price of the Company's common shares at the date of grant.

The following table presents the status of the Company's nonvested restricted stock units for the periods indicated:

| Nonvested Shares | Shares (In Thousands) | Weighted-Average Grant-Date Fair Value |
|---|---|---|
| Nonvested at January 1, 2004 | - | $ - |
| Granted | 25 | 24.75 |
| Vested | (25) | 24.75 |
| Forfeited | - | - |
| Nonvested at December 31, 2004 | - | - |
| Granted | 25 | 34.45 |
| Vested | (25) | 34.45 |
| Forfeited | - | - |
| Nonvested at December 31, 2005 | - | - |
| Granted | 28 | 38.06 |
| Vested | (28) | 38.06 |
| Forfeited | - | - |
| Nonvested at December 31, 2006 | - | $ - |

## 14. SHARE REPURCHASE PROGRAM

In July 2003, the Company announced that its Board of Directors had authorized spending up to $30 million to repurchase the Company's shares of common stock over a two-year period in the open market or in privately negotiated transactions. In December 2004, the Company expanded the share repurchase program by authorizing spending up to $100 million for share repurchases through December 2006. In February 2006, the Company announced that its Board of Directors had authorized a new $300 million share repurchase program to replace the existing $100 million program.

In 2006, the Company repurchased 2,558,900 shares of common stock at an average price of $43.50 per share totaling $111,308,000. In 2005, the Company repurchased 681,300 shares of common stock at an average price of $33.04 per share totaling $22,512,000. Since inception of the share repurchase program, the Company has repurchased 4,110,500 shares of common stock at an average price of $37.96 per share totaling approximately $156,026,000, all of which were made in open market transactions. At December 31, 2006, the $300 million share repurchase program had $188,692,000 of remaining authorization to be completed by December 31, 2008.

## 15. INCOME TAXES

Income tax expense consists of the following:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| | | (In Thousands) | |
| Current: | | | |
| Federal | $ 3,786 | $ 10,000 | $ - |
| State and local | 179 | 826 | (1,857) |
| Foreign | 2,071 | 424 | 286 |
| | 6,036 | 11,250 | (1,571) |
| Deferred: | | | |
| Federal | 27,217 | 35,100 | 36,677 |
| State and local | 3,476 | 7,840 | 7,284 |
| | 30,693 | 42,940 | 43,961 |
| | $ 36,729 | $ 54,190 | $ 42,390 |

Deferred tax assets and liabilities consist of the following:

| | December 31, | |
|---|---|---|
| | 2006 | 2005 |
| | (In Thousands) | |
| Deferred tax assets: | | |
| Vehicle insurance reserves | $ 38,633 | $ 37,434 |
| Allowance for doubtful accounts and notes receivable | 4,063 | 8,433 |
| Other accrued liabilities | 55,283 | 44,469 |
| Federal and state NOL carryforwards | 168,243 | 215,173 |
| AMT credit carryforward | 13,786 | 10,000 |
| Canadian NOL carryforwards | 17,700 | 17,046 |
| Canadian depreciation | 489 | 912 |
| | 298,197 | 333,467 |
| Valuation allowance | (18,572) | (17,452) |
| Total | $ 279,625 | $ 316,015 |
| Deferred tax liabilities: | | |
| Depreciation | $ 521,808 | $ 529,675 |
| Interest rate swap | 4,727 | 8,609 |
| Other Canadian temporary differences | 836 | 506 |
| Other | 18,709 | 13,169 |
| Total | $ 546,080 | $ 551,959 |

For the year ended December 31, 2006, the change in the net deferred tax liabilities constituted $30,693,000 of deferred tax expense and ($182,000) of other comprehensive income that relates to foreign currency translation.

The Company has net operating loss carryforwards available in certain states to offset future state taxable income. At December 31, 2006, the Company has federal net operating loss carryforwards of approximately $435,000,000 available to offset future taxable income in the U.S., which expire beginning in 2022 through 2024. A valuation allowance of $1,200,000 was established in 2006 for state net operating losses. At December 31, 2006, DTG Canada has net operating loss carryforwards of approximately $49,000,000 available to offset future taxable income in Canada, which expire beginning in 2008 through 2026. Valuation allowances have been established for the total estimated future tax effect of the Canadian net operating losses and other deferred tax assets.

The Company's effective tax rate differs from the maximum U.S. statutory income tax rate. The following summary reconciles taxes at the maximum U.S. statutory rate with recorded taxes:

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2006 | | 2005 | | 2004 | |
| | Amount | Percent | Amount | Percent | Amount | Percent |
| | | | (Amounts in Thousands) | | | |
| Tax expense computed at the maximum U.S. statutory rate | $ 30,947 | 35.0% | $ 45,691 | 35.0% | $ 36,797 | 35.0% |
| Difference resulting from: | | | | | | |
| State and local taxes, net of federal income tax benefit | 2,528 | 2.9% | 5,631 | 4.3% | 3,526 | 3.3% |
| Foreign losses | 1,614 | 1.8% | 1,892 | 1.4% | 1,606 | 1.5% |
| Foreign taxes | 1,345 | 1.5% | 424 | 0.4% | 286 | 0.3% |
| Other | 295 | 0.3% | 552 | 0.4% | 175 | 0.2% |
| Total | $ 36,729 | 41.5% | $ 54,190 | 41.5% | $ 42,390 | 40.3% |

## 16. CONCENTRATION OF CREDIT RISK AND FAIR VALUE INFORMATION

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash and investments, interest rate swaps, DaimlerChrysler receivables and trade receivables. The Company limits its exposure on cash and cash equivalents and restricted cash and investments by investing in highly rated funds and short-term time deposits with a diverse group of high quality financial institutions. The Company's exposure relating to interest rate swaps is mitigated by diversifying the financial instruments among various counterparties, which consist of major financial institutions. Receivables from DaimlerChrysler, the Company's primary vehicle supplier, consist primarily of amounts due under guaranteed residual, buyback, incentive and promotion programs. The Company's financial condition and results of operations would be materially adversely affected if DaimlerChrysler were unable to meet its obligations to the Company. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across different geographic areas. Additionally, the Company limits its exposure to credit risk through performing credit reviews and monitoring the financial strength of its significant accounts.

The following estimated fair values of financial instruments have been determined by the Company using available market information and valuation methodologies.

***Cash and Cash Equivalents, Restricted Cash and Investments, Receivables, Accounts Payable, Accrued Liabilities and Vehicle Insurance Reserves*** – The carrying amounts of these items are a reasonable estimate of their fair value.

***Vehicle Debt and Obligations*** – The fair value of floating-rate debt, which includes amounts subject to an interest rate swap from floating-rate debt to fixed-rate debt, approximates the carrying value as these instruments are at current market interest rates. At December 31, 2006, the fair value of the asset backed notes with fixed interest rates of $107,794,000 was less than the carrying value of $110,000,000 by approximately $2,206,000.

***Letters of Credit and Surety Bonds*** – The letters of credit and surety bonds of $167,558,000 and $37,161,000, respectively, have no fair value as they support the Company's corporate operations and are not anticipated to be drawn upon.

***Foreign Currency Translation Risk*** – A portion of the Company's debt is denominated in Canadian dollars, thus, its carrying value is impacted by exchange rate fluctuations. However, this foreign currency risk is mitigated by the underlying collateral, which is represented by the Canadian fleet.

## 17. COMMITMENTS AND CONTINGENCIES

### *Concessions and Operating Leases*

The Company has certain concession agreements principally with airports throughout the United States and Canada. Typically, these agreements provide airport terminal counter space in return for a minimum rent. In many cases, the Company's subsidiaries are also obligated to pay insurance and maintenance costs and additional rents generally based on revenues earned at the location. Certain of the airport locations are operated by franchisees who are obligated to make the required rent and concession fee payments under the terms of their franchise arrangements with the Company's subsidiaries.

The Company's subsidiaries operate from various leased premises under operating leases with terms up to 25 years. Some of the leases contain renewal options.

Expenses incurred under operating leases and concessions were as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 (In Thousands) | 2004 |
| Rent | $ 42,493 | $ 42,092 | $ 35,914 |
| Concession expenses: | | | |
| Minimum fees | 70,656 | 67,426 | 57,247 |
| Contingent fees | 51,021 | 40,932 | 39,935 |
| | 164,170 | 150,450 | 133,096 |
| Less sublease rental income | (867) | (940) | (823) |
| Total | $ 163,303 | $ 149,510 | $ 132,273 |

Future minimum rentals and fees under noncancelable operating leases and the Company's obligations for minimum airport concession fees at December 31, 2006 are presented in the following table:

| | Company-Owned Stores Concession Fees | Operating Leases | Total |
|---|---|---|---|
| | | (In Thousands) | |
| 2007 | $ 70,260 | $ 42,983 | $ 113,243 |
| 2008 | 52,684 | 30,609 | 83,293 |
| 2009 | 39,171 | 22,328 | 61,499 |
| 2010 | 32,651 | 16,725 | 49,376 |
| 2011 | 25,639 | 11,447 | 37,086 |
| Thereafter | 104,617 | 89,580 | 194,197 |
| | 325,022 | 213,672 | 538,694 |
| Less sublease rental income | - | (617) | (617) |
| | $ 325,022 | $ 213,055 | $ 538,077 |

### *Vehicle Insurance Reserves*

The Company is self insured for a portion of vehicle insurance claims. In general, the Company retained the risk for the first $2,000,000 of loss per occurrence for public liability and property damage claims, including third-party bodily injury and property damage, in 2005 and 2004, plus a self-insured corridor of $1,000,000 per occurrence for losses in excess of $2,000,000 with an aggregate limit of $3,000,000 for losses within this corridor. In March 2006, the Company increased its retained risk of loss to $4,000,000 per occurrence for public liability and property damage claims, including third-party bodily injury and property damage, plus a self-insured corridor of $1,000,000 per occurrence for losses in excess of $4,000,000 with an aggregate limit of $7,000,000 for losses within this corridor. The Company maintains insurance for losses above these levels.

The Company continues to retain the risk of loss on supplemental liability insurance ("SLI") policies sold to vehicle rental customers.

The accrual for Vehicle Insurance Reserves includes amounts for incurred and incurred but not reported losses. Such liabilities are necessarily based on actuarially determined estimates and management believes that the amounts accrued are adequate. At December 31, 2006 and 2005, the public liability and property damage amounts have been discounted at 4.7% and 4.4% (assumed risk free rate), respectively, based upon the actuarially determined estimated timing of payments to be made in future years. Discounting resulted in reducing the accrual for public liability and property damage by $5,720,000 and $5,877,000 at December 31, 2006 and 2005, respectively. SLI amounts are not discounted. Estimated future payments of Vehicle Insurance Reserves as of December 31, 2006 are as follows (in thousands):

| | |
|---|---|
| 2007 | $ 35,324 |
| 2008 | 17,779 |
| 2009 | 12,044 |
| 2010 | 7,480 |
| 2011 | 4,365 |
| Thereafter | 2,343 |
| Aggregate undiscounted public liability and property damage | 79,335 |
| Effect of discounting | (5,720) |
| Public liability and property damage, net of discount | 73,615 |
| Supplemental liability insurance | 30,306 |
| Total Vehicle Insurance Reserves | $ 103,921 |

### *Contingencies*

On August 10, 2005, the federal Highway Bill was signed into law and removed unlimited vicarious liability for vehicle rental and leasing companies, limiting exposure to state minimum financial responsibility amounts. This federal law supersedes all state laws on vicarious liability for automobile lessors. Since the Highway Bill became law, its constitutionality has been challenged in some state courts, including subsequent appeals. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. Due to the limitation on vicarious liability, the Company's automobile liability accrual is principally limited to minimum financial responsibility. When the Highway Bill became effective, the Company initially estimated an annual reduction in its automobile liability insurance expense of $12,000,000 to $14,000,000. The Company is unable to reasonably estimate the cumulative impact on its results should the limitation on vicarious liability ultimately be reversed.

Various claims and legal proceedings have been asserted or instituted against the Company, including some purporting to be class actions, and some which demand large monetary damages or other relief which could result in significant expenditures. Litigation is subject to many uncertainties and the outcome of individual matters is not predictable with assurance. The Company is also subject to potential liability related to environmental matters. The Company establishes reserves for litigation and environmental matters when the loss is probable and reasonably estimable. It is reasonably possible that the final resolution of some of these matters may require the Company to make expenditures, in excess of established reserves, over an extended period of time and in a range of amounts that cannot be reasonably estimated. The term "reasonably possible" is used herein to mean that the chance of a future transaction or event occurring is more than remote but less than likely. Although the final resolution of any such matters could have a material effect on the Company's consolidated operating results for the particular reporting period in which an adjustment of the estimated liability is recorded, the Company believes that any resulting liability should not materially affect its consolidated financial position.

### *Other*

The Company is party to a data processing services agreement which requires annual payments totaling approximately $35,000,000 for 2007, $31,000,000 for 2008 and 2009, $30,000,000 for 2010 and $23,000,000 for 2011. The Company also has a telecommunications contract which will require annual payments totaling $2,000,000 for 2007 through 2009, and $1,000,000 for 2010. Additionally, the Company has software and hardware maintenance agreements which require annual payments totaling approximately $2,000,000 for 2007 through 2009, and $1,000,000 for 2010 and 2011.

In addition to the letters of credit described in Note 10, the Company had letters of credit totaling $10,992,000 and $8,554,000 at December 31, 2006 and 2005, respectively, which are primarily used to support its insurance programs and airport concession obligations in Canada. The Company may also provide guarantees on behalf of franchisees to support compliance with airport concession bids. Non-performance of the obligation by the franchisee would trigger the obligation of the Company. At December 31, 2006, there were no such guarantees on behalf of franchisees.

At December 31, 2006, the Company had outstanding vehicle purchase commitments of approximately $2,459,346,000.

## 18. BUSINESS SEGMENTS

The Company's corporate operating structure, is based on a functional structure and combines the management of operations and administrative functions for both the Dollar and Thrifty brands. Consistent with this structure, management makes business and operating decisions on an overall company basis. The Company no longer reports Dollar and Thrifty as operating segments. Financial results are not available by brand.

Included in the consolidated financial statements are the following amounts relating to geographic locations:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 (In Thousands) | 2004 |
| Revenues: | | | |
| United States | $ 1,552,902 | $ 1,413,541 | $ 1,324,601 |
| Foreign countries | 107,775 | 94,013 | 79,246 |
| | $ 1,660,677 | $ 1,507,554 | $ 1,403,847 |
| Long-lived assets: | | | |
| United States | $ 111,134 | $ 103,686 | $ 101,082 |
| Foreign countries | 5,653 | 4,376 | 4,253 |
| | $ 116,787 | $ 108,062 | $ 105,335 |

Revenues are attributed to geographic regions based on the location of the transaction. Long-lived assets represent property and equipment.

## 19. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

A summary of the quarterly operating results during 2006 and 2005 follows:

| Year Ended December 31, 2006 | First Quarter | Second Quarter | Third Quarter | Fourth Quarter | 2006 Total |
|---|---|---|---|---|---|
| | (In Thousands Except Per Share Amounts) | | | | |
| Revenues | $ 360,562 | $ 422,574 | $ 484,707 | $ 392,834 | $ 1,660,677 |
| Operating income | $ 47,455 | $ 58,271 | $ 62,695 | $ 25,337 | $ 193,758 |
| Net income (loss) | $ 21,806 | $ 26,655 | $ 5,884 | $ (2,653) | $ 51,692 |
| Earnings (loss) per share | | | | | |
| Basic | $ 0.87 | $ 1.09 | $ 0.25 | $ (0.11) | $ 2.14 |
| Diluted | $ 0.84 | $ 1.04 | $ 0.24 | $ (0.11) | $ 2.04 |

| Year Ended December 31, 2005 | First Quarter | Second Quarter | Third Quarter | Fourth Quarter | 2005 Total |
|---|---|---|---|---|---|
| | (In Thousands Except Per Share Amounts) | | | | |
| Revenues | $ 339,318 | $ 363,492 | $ 452,363 | $ 352,381 | $ 1,507,554 |
| Operating income | $ 43,681 | $ 43,377 | $ 72,291 | $ 29,679 | $ 189,028 |
| Net income | $ 24,085 | $ 6,689 | $ 37,410 | $ 8,171 | $ 76,355 |
| Earnings per share | | | | | |
| Basic | $ 0.96 | $ 0.27 | $ 1.49 | $ 0.32 | $ 3.04 |
| Diluted | $ 0.92 | $ 0.25 | $ 1.42 | $ 0.31 | $ 2.89 |

Operating income in the table above represents pretax income before interest and (increase) decrease in fair value of derivatives.

## 20. SUBSEQUENT EVENTS

On February 1, 2007, the Company announced the acquisition of its Thrifty franchisee in Seattle, Washington, and Portland, Oregon. Additionally, on March 1, 2007, the Company announced the acquisition of its Thrifty franchisee in Pittsburgh, Middletown/Harrisburg, Allentown and Erie, Pennsylvania, and its Dollar franchisee in Middletown/Harrisburg and Allentown, Pennsylvania.

On February 12, 2007, the Company entered into a waiver agreement to the Revolving Credit Facility due to the Company's prior announcement regarding non-reliance on previously issued financial statements. The Company filed a Form 10-K/A for 2005 and a Form 10-Q/A for each quarter of 2006 on February 26, 2007 to restate its financial statements.

In February 2007, the Company announced it had signed an agreement to outsource a portion of its reservation call center transactions to PRC, a global leader in the field of outsourcing call centers, during the second quarter of 2007.

* * * * * *

**SCHEDULE II**
**DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. AND SUBSIDIARIES**

**VALUATION AND QUALIFYING ACCOUNTS**
**YEAR ENDED DECEMBER 31, 2006, 2005 AND 2004**

| | Balance at Beginning of Year | Additions Charged to Income | Deductions | Balance at End of Year |
|---|---|---|---|---|
| | | (In Thousands) | | |
| **2006** | | | | |
| Allowance for doubtful accounts | $ 20,606 | $ 415 | $ (11,330) | $ 9,691 |
| Vehicle insurance reserves | $ 100,613 | $ 53,855 | $ (50,547) | $ 103,921 |
| Valuation allowance for deferred tax assets | $ 17,452 | $ 1,120 | $ - | $ 18,572 |
| **2005** | | | | |
| Allowance for doubtful accounts | $ 16,143 | $ 4,334 | $ 129 | $ 20,606 |
| Public liability and property damage | $ 88,176 | $ 56,049 | $ (43,612) | $ 100,613 |
| Valuation allowance for deferred tax assets | $ 14,027 | $ 3,425 | $ - | $ 17,452 |
| **2004** | | | | |
| Allowance for doubtful accounts | $ 12,763 | $ 3,496 (1) | $ (116) | $ 16,143 |
| Public liability and property damage | $ 56,294 | $ 51,666 | $ (19,784) | $ 88,176 |
| Valuation allowance for deferred tax assets | $ 12,678 | $ 1,349 | $ - | $ 14,027 |

(1) Amount includes 2004 bad debt expense of $2,596,000 and $900,000 relating to the March 31, 2004 balance of the allowance for doubtful accounts on Thrifty National Ad due to the adoption of FIN No. 46(R).

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## ITEM 9A. CONTROLS AND PROCEDURES

### Disclosure Controls and Procedures

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission ("SEC") rules and forms. The disclosure controls and procedures are also designed with the objective of ensuring such information is accumulated and communicated to the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), as appropriate, to allow timely decisions regarding required disclosures. In designing and evaluating the disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing the disclosure controls and procedures, the Company's management was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures.

As required by SEC Rule 13a-15(b), the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the CEO and CFO, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures are effective at the reasonable assurance level as of the end of the period covered by this report.

### Internal Control Over Financial Reporting

#### Management's Annual Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The internal control system was designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management assessed the effectiveness of the internal controls over financial reporting as of December 31, 2006. In making this assessment, the Company used the criteria for effective internal control over financial reporting set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on management's assessment, management asserts that as of December 31, 2006, the Company's internal control over financial reporting is effective based on those criteria.

The Company's independent registered public accounting firm, Deloitte & Touche LLP, has issued an audit report on management's assessment of the Company's internal control over financial reporting. This report appears below.

**Changes in Internal Control Over Financial Reporting**

As described in Item 9A of the Company's 2005 Form 10-K/A, filed on February 26, 2007, management determined that internal controls over financial reporting were not effective relating to specific application of SFAS No. 133 and SFAS No. 109 and represented material weaknesses in internal control over financial reporting as of December 31, 2005. As reported in Item 4 of the Company's 2006 quarterly reports on Form 10-Q/A, filed on February 26, 2007, these material weaknesses continued to exist as of the end of each of the first three quarters of 2006.

The Company took the following steps to remediate the material weaknesses in internal control over financial reporting discussed above:

- Revised its policies to document and assess the effectiveness, at least quarterly using the "long-haul" method, of all future interest rate swaps to ensure the continuing qualification of hedge accounting.

- Continued to perform calculations of state income taxes utilizing enhanced processes to ensure proper accounting for deferred state income tax liabilities.

Commencing on October 1, 2006, a range of the IT services of the Company have been outsourced to EDS, including applications development and maintenance, network, workplace and storage management, back-up and recovery and mid-range hosting services. With the outsourcing of such a pervasive area of control, the Company believes that it is reasonably likely to materially affect the Company's internal controls over financial reporting. The Company believes it has taken the necessary steps for its internal control environment to remain effective.

**Attestation Report of the Registered Public Accounting Firm**

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Directors and Stockholders of
Dollar Thrifty Automotive Group, Inc.:

We have audited management's assessment, included in the accompanying *Management's Annual Report on Internal Control Over Financial Reporting*, that Dollar Thrifty Automotive Group, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2006, of the Company and our report dated March 16, 2007 expressed an unqualified opinion on those financial statements and financial statement schedule, and included an explanatory paragraph regarding the Company's adoption of Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment*, on January 1, 2006.

/s/ DELOITTE & TOUCHE LLP

Tulsa, Oklahoma
March 16, 2007

## ITEM 9B. OTHER INFORMATION

None.

## PART III

## ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Reference is made to the information appearing under the captions "Biographical Information Regarding Director Nominees and Named Executive Officers", "Independence, Meetings, Committees and Compensation of the Board of Directors - Audit Committee", "Section 16(a) Beneficial Ownership Reporting Compliance" and "Code of Ethics" in the Company's definitive Proxy Statement which will be filed pursuant to Regulation 14A promulgated by the SEC not later than 120 days after the end of the Company's fiscal year ended December 31, 2006, and is incorporated herein by reference.

## ITEM 11. EXECUTIVE COMPENSATION

Reference is made to the information appearing under the captions "Independence, Meetings, Committees and Compensation of the Board of Directors - Compensation," and "Executive Compensation" in the Company's definitive Proxy Statement which will be filed pursuant to Regulation 14A promulgated by the SEC not later than 120 days after the end of the Company's fiscal year ended December 31, 2006, and is incorporated herein by reference.

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Reference is made to the information appearing under the caption "Security Ownership of Certain Beneficial Owners, Directors, Director Nominees and Executive Officers" in the Company's definitive Proxy Statement which will be filed pursuant to Regulation 14A promulgated by the SEC not later than 120 days after the end of the Company's fiscal year ended December 31, 2006, and is incorporated herein by reference.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Reference is made to the information appearing under the caption "Independence, Meetings, Committees and Compensation of the Board of Directors - Independence" in the Company's definitive Proxy Statement which will be filed pursuant to Regulation 14A promulgated by the SEC not later than 120 days after the end of the Company's fiscal year ended December 31, 2006, and is incorporated herein by reference.

## ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Reference is made to the information appearing under "Proposal No. 2 – Appointment of Independent Registered Public Accounting Firm" in the Company's definitive Proxy Statement which will be filed pursuant to Regulation 14A promulgated by the SEC not later than 120 days after the end of the Company's fiscal year ended December 31, 2006, and is incorporated herein by reference.

## PART IV

## ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as a part of this report

(1) All Financial Statements. The response to this portion of Item 15 is submitted as a separate section herein under Part II, Item 8 - Financial Statements and Supplementary Data.

(2) Financial Statement Schedules. Schedule II - Valuation and Qualifying Accounts - Years Ended December 31, 2006, 2005 and 2004 is set forth under Part II, Item 8 - Financial Statements and Supplementary Data. All other schedules are omitted because they are not applicable or the information is shown in the financial statements or notes thereto.

(3) Index of Exhibits

| Exhibit No. | Description |
|---|---|
| 3.1 | Certificate of Incorporation of DTG, filed as the same numbered exhibit with DTG's Registration Statement on Form S-1, as amended, Registration No. 333-39661, which became effective December 16, 1997* |
| 3.2 | Second Amended and Restated By-Laws of DTG, which were approved by the DTG Board of Directors on February 1, 2007* |
| 4.1 | Form of Certificate of Common Stock, filed as the same numbered exhibit with DTG's Registration Statement on Form S-1, as amended, Registration No. 333-39661, which became effective December 16, 1997* |
| 4.2 | Base Indenture dated as of December 13, 1995 between Thrifty Car Rental Finance Corporation and Bankers Trust Company, filed as the same numbered exhibit with DTG's Registration Statement on Form S-1, as amended, Registration No. 333-39661, which became effective December 16, 1997* |
| 4.10 | Amended and Restated Master Collateral Agency Agreement dated as of December 23, 1997 among DTG, Rental Car Finance Corp., Thrifty, Dollar and Bankers Trust Company, filed as the same numbered exhibit with DTG's Form 8-K, filed March 16, 1998, Commission File No. 1-13647* |
| 4.13 | Master Motor Vehicle Lease and Servicing Agreement dated as of March 4, 1998 among DTG, Dollar, Thrifty and Rental Car Finance Corp., filed as the same numbered exhibit with DTG's Form 8-K, filed March 16, 1998, Commission File No. 1-13647* |
| 4.14 | Note Purchase Agreement dated as of March 4, 1998 among Rental Car Finance Corp., Dollar Thrifty Funding Corp. and Credit Suisse First Boston, filed as the same numbered exhibit with DTG's Form 8-K, filed March 16, 1998, Commission File No. 1-13647* |

4.15 Liquidity Agreement dated as of March 4, 1998 among Dollar Thrifty Funding Corp., Certain Financial Institutions and Credit Suisse First Boston, filed as the same numbered exhibit with DTG's Form 8-K, filed March 16, 1998, Commission File No. 1-13647*

4.16 Depositary Agreement dated as of March 4, 1998 between Dollar Thrifty Funding Corp. and Bankers Trust Company, filed as the same numbered exhibit with DTG's Form 8-K, filed March 16, 1998, Commission File No. 1-13647*

4.17 Collateral Agreement dated as of March 4, 1998 among Dollar Thrifty Funding Corp., Credit Suisse First Boston Corporation and Bankers Trust Company, filed as the same numbered exhibit with DTG's Form 8-K, filed March 16, 1998, Commission File No. 1-13647*

4.18 Dealer Agreement dated as of March 4, 1998 among Dollar Thrifty Funding Corp., DTG, Credit Suisse First Boston Corporation and Chase Securities Inc., filed as the same numbered exhibit with DTG's Form 8-K, filed March 16, 1998, Commission File No. 1-13647*

4.19 Rights Agreement (including a Form of Certificate of Designation of Series A Junior Participating Preferred Stock as Exhibit A thereto, a Form of Right Certificate as Exhibit B thereto and a Summary of Rights to Purchase Preferred Stock as Exhibit C thereto) dated as of July 23, 1998 between DTG and Harris Trust and Savings Bank, as Rights Agent, filed as the same numbered exhibit with DTG's Form 8-K, filed July 24, 1998, Commission File No. 1-13647*

4.27 Amendment No. 3 to Liquidity Agreement dated as of February 18, 2000 among Dollar Thrifty Funding Corp., certain financial institutions, as the Liquidity Lenders, and Credit Suisse First Boston, filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended March 31, 2000, filed May 10, 2000, Commission File No. 1-13647*

4.32 Amendment No. 2 to Master Motor Vehicle Lease and Servicing Agreement dated as of November 9, 2000 among Rental Car Finance Corp., Dollar, Thrifty and DTG, filed as the same numbered exhibit with DTG's Form 10-K for the fiscal year ended December 31, 2000, filed March 13, 2001, Commission File No. 1-13647*

4.33 Amendment No. 3 to Master Motor Vehicle Lease and Servicing Agreement dated as of December 14, 2000 among Rental Car Finance Corp., Dollar, Thrifty and DTG, filed as the same numbered exhibit with DTG's Form 10-K for the fiscal year ended December 31, 2000, filed March 13, 2001, Commission File No. 1-13647*

4.34 Series 2000-1 Supplement to Base Indenture dated as of December 15, 2000 between Rental Car Finance Corp. and Bankers Trust Company, filed as the same numbered exhibit with DTG's Form 10-K for the fiscal year ended December 31, 2000, filed March 13, 2001, Commission File No. 1-13647*

4.35 Note Purchase Agreement dated as of December 15, 2000 among Rental Car Finance Corp., DTG, the Conduit Purchasers from time to time party thereto, the Committed Purchasers from time to time party thereto, the Managing Agents from time to time party thereto and Bank One, NA, as Administrative Agent, filed as the same numbered exhibit with DTG's Form 10-K for the fiscal year ended December 31, 2000, filed March 13, 2001, Commission File No. 1-13647*

4.36 Enhancement Letter of Credit Application and Agreement dated as of December 15, 2000 among Dollar, Thrifty, DTG, Rental Car Finance Corp. and Credit Suisse First Boston, filed as the same numbered exhibit with DTG's Form 10-K for the fiscal year ended December 31, 2000, filed March 13, 2001, Commission File No. 1-13647*

4.39 Amendment No. 4 to Liquidity Agreement dated as of February 28, 2001 among Dollar Thrifty Funding Corp., certain financial institutions, as the Liquidity Lenders, and Credit Suisse First Boston, filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended March 31, 2001, filed May 11, 2001, Commission File No. 1-13647*

4.42 Master Motor Vehicle Lease and Servicing Agreement dated as of March 6, 2001 among DTG, Dollar, Thrifty and Rental Car Finance Corp., filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended March 31, 2001, filed May 11, 2001, Commission File No. 1-13647*

4.43 Addendum to the Amended and Restated Master Collateral Agency Agreement dated as of March 6, 2001 among DTG, Rental Car Finance Corp., Thrifty, Dollar and Bankers Trust Company, filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended March 31, 2001, filed May 11, 2001, Commission File No. 1-13647*

4.46 Master Exchange and Trust Agreement dated as of July 23, 2001 among Rental Car Finance Corp., Dollar, Thrifty, Chicago Deferred Exchange Corporation, VEXCO, LLC and The Chicago Trust Company, filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended September 30, 2001, filed November 13, 2001, Commission File No. 1-13647*

4.47 Collateral Assignment of Exchange Agreement dated as of July 23, 2001 by and among Rental Car Finance Corp., Dollar, Thrifty and Bankers Trust Company, filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended September 30, 2001, filed November 13, 2001, Commission File No. 1-13647*

4.50 Amendment No. 4 to Master Motor Vehicle Lease and Servicing Agreement dated as of December 31, 2001 among Rental Car Finance Corp., Dollar, Thrifty, DTG, Bankers Trust Company, Bank One, NA, The Bank of Nova Scotia, Dollar Thrifty Funding Corp. and Credit Suisse First Boston, filed as the same numbered exhibit with DTG's Form 10-K for the fiscal year ended December 31, 2001, filed March 20, 2002, Commission File No. 1-13647*

4.55 Amendment No. 5 to Master Motor Vehicle Lease and Servicing Agreement dated as of January 31, 2002 among Rental Car Finance Corp., Dollar, Thrifty, DTG, Bankers Trust Company, Bank One, NA, The Bank of Nova Scotia, Dresdner Bank AG, Dollar Thrifty Funding Corp. and Credit Suisse First Boston, filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended March 31, 2002, filed May 10, 2002, Commission File No. 1-13647*

4.56 Amendment No. 2 to Series 2000-1 Supplement dated as of January 31, 2002 between Rental Car Finance Corp. and Bankers Trust Company, filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended March 31, 2002, filed May 10, 2002, Commission File No. 1-13647*

4.57 Amendment No. 2 to Note Purchase Agreement dated as of January 31, 2002 among Rental Car Finance Corp., DTG, the Conduit Purchasers parties thereto, the Committed Purchasers parties thereto, the Managing Agents parties thereto, and Bank One, NA, filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended March 31, 2002, filed May 10, 2002, Commission File No. 1-13647*

4.58 Addendum No. 2 to the Amended and Restated Master Collateral Agency Agreement dated as of January 31, 2002 among DTG, Rental Car Finance Corp., Thrifty, Dollar and Bankers Trust Company, filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended March 31, 2002, filed May 10, 2002, Commission File No. 1-13647*

4.59 Collateral Assignment of Exchange Agreement dated as of January 31, 2002 by and among Rental Car Finance Corp., Dollar, Thrifty and Bankers Trust Company, filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended March 31, 2002, filed May 10, 2002, Commission File No. 1-13647*

4.60 Amended and Restated Series 1998-1 Supplement dated as of February 26, 2002 between Rental Car Finance Corp. and Bankers Trust Company, filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended March 31, 2002, filed May 10, 2002, Commission File No. 1-13647*

4.62 Amendment No. 5 to Liquidity Agreement dated as of February 26, 2002 among Dollar Thrifty Funding Corp., certain financial institutions, as the Liquidity Lenders, and Credit Suisse First Boston, filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended March 31, 2002, filed May 10, 2002, Commission File No. 1-13647*

4.63 Amendment No. 3 to Series 2000-1 Supplement dated as of April 16, 2002 between Rental Car Finance Corp. and Deutsche Bank Trust Company Americas, formerly known as Bankers Trust Company, filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended June 30, 2002, filed August 13, 2002, Commission File No. 1-13647*

4.64 Amendment No. 3 to Note Purchase Agreement dated as of April 16, 2002 among Rental Car Finance Corp., DTG, the Conduit Purchasers parties thereto, the Committed Purchasers parties thereto, the Managing Agents parties thereto, and Bank One, NA, filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended June 30, 2002, filed August 13, 2002, Commission File No. 1-13647*

4.65 Amended and Restated Addendum No. 2 to the Amended and Restated Master Collateral Agency Agreement dated as of April 16, 2002 by and among DTG, Rental Car Finance Corp., Thrifty, Dollar and Deutsche Bank Trust Company Americas, formerly known as Bankers Trust Company, filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended June 30, 2002, filed August 13, 2002, Commission File No. 1-13647*

4.66 Amended and Restated Collateral Assignment of Exchange Agreement dated as of April 16, 2002 by and among Rental Car Finance Corp., Dollar, Thrifty, and Deutsche Bank Trust Company Americas, formerly known as Bankers Trust Company, filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended June 30, 2002, filed August 13, 2002, Commission File No. 1-13647*

4.69 Amended and Restated Addendum to the Amended and Restated Master Collateral Agency Agreement dated as of June 4, 2002 by and among DTG, Rental Car Finance Corp., Thrifty, Dollar and Deutsche Bank Trust Company Americas, formerly known as Bankers Trust Company, filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended June 30, 2002, filed August 13, 2002, Commission File No. 1-13647*

4.70 Amended and Restated Collateral Assignment of Exchange Agreement dated as of June 4, 2002 by and among Rental Car Finance Corp., Dollar, Thrifty, and Deutsche Bank Trust Company Americas, formerly known as Bankers Trust Company, filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended June 30, 2002, filed August 13, 2002, Commission File No. 1-13647*

4.73 Amendment No. 1 to Amended and Restated Series 1998-1 Supplement dated as of August 12, 2002 between Rental Car Finance Corp. and Deutsche Bank Trust Company Americas, formerly known as Bankers Trust Company, filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended September 30, 2002, filed November 12, 2002, Commission File No. 1-13647*

4.75 Amendment No. 4 to Series 2000-1 Supplement dated as of August 12, 2002 between Rental Car Finance Corp. and Deutsche Bank Trust Company Americas, formerly known as Bankers Trust Company, filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended September 30, 2002, filed November 12, 2002, Commission File No. 1-13647*

4.76 Amendment No. 2 to Series 2001-1 Supplement dated as of August 12, 2002 between Rental Car Finance Corp. and Deutsche Bank Trust Company Americas, formerly known as Bankers Trust Company, filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended September 30, 2002, filed November 12, 2002, Commission File No. 1-13647*

4.78 Notice of Additional Ownership Group Becoming Party to Note Purchase Agreement from Rental Car Finance Corp. dated as of August 15, 2002, filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended September 30, 2002, filed November 12, 2002, Commission File No. 1-13647*

4.79 Addendum to Note Purchase Agreement dated as of August 15, 2002 among ABN AMRO Bank N.V., Amsterdam Funding Corporation, Rental Car Finance Corp. and Bank One, NA, filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended September 30, 2002, filed November 12, 2002, Commission File No. 1-13647*

4.80 Amendment No. 5 to Series 2000-1 Supplement dated as of August 15, 2002 between Rental Car Finance Corp. and Deutsche Bank Trust Company Americas, formerly known as Bankers Trust Company, filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended September 30, 2002, filed November 12, 2002, Commission File No. 1-13647*

4.83 Amendment No. 2 to Amended and Restated Series 1998-1 Supplement dated as of December 12, 2002 between Rental Car Finance Corp. and Deutsche Bank Trust Company Americas, formerly known as Bankers Trust Company, filed as the same numbered exhibit with DTG's Form 10-K for the fiscal year ended December 31, 2002, filed March 18, 2003, Commission File No. 1-13647*

4.84 Amendment No. 6 to Series 2000-1 Supplement dated as of December 12, 2002 between Rental Car Finance Corp. and Deutsche Bank Trust Company Americas, formerly known as Bankers Trust Company, filed as the same numbered exhibit with DTG's Form 10-K for the fiscal year ended December 31, 2002, filed March 18, 2003, Commission File No. 1-13647*

4.85 Amendment No. 4 to Note Purchase Agreement dated as of December 12, 2002 among Rental Car Finance Corp., DTG, the Conduit Purchasers parties thereto, the Committed Purchasers parties thereto, the Managing Agents parties thereto, and The Bank of Nova Scotia, filed as the same numbered exhibit with DTG's Form 10-K for the fiscal year ended December 31, 2002, filed March 18, 2003, Commission File No. 1-13647*

4.88 Addendum No. 3 to the Amended and Restated Master Collateral Agency Agreement dated as of December 12, 2002 among DTG, Rental Car Finance Corp., Thrifty, DTG Operations, Inc., formerly known as Dollar Rent A Car Systems, Inc., and Deutsche Bank Trust Company Americas, formerly known as Bankers Trust Company, filed as the same numbered exhibit with DTG's Form 10-K for the fiscal year ended December 31, 2002, filed March 18, 2003, Commission File No. 1-13647*

4.89 Amendment No. 1 to Master Motor Vehicle Lease and Servicing Agreement dated as of December 12, 2002 among Rental Car Finance Corp., DTG Operations, Inc., formerly known as Dollar Rent A Car Systems, Inc., Thrifty, DTG, Ambac Assurance Corporation and Credit Suisse First Boston, filed as the same numbered exhibit with DTG's Form 10-K for the fiscal year ended December 31, 2002, filed March 18, 2003, Commission File No. 1-13647*

4.90 Amendment No. 6 to Master Motor Vehicle Lease and Servicing Agreement dated as of December 12, 2002 among Rental Car Finance Corp., DTG Operations, Inc., formerly known as Dollar Rent A Car Systems, Inc., Thrifty, DTG, Deutsche Bank Trust Company Americas, formerly known as Bankers Trust Company, The Bank of Nova Scotia, Dresdner Bank AG, ABN AMRO Bank N.V., Dollar Thrifty Funding Corp. and Credit Suisse First Boston, filed as the same numbered exhibit with DTG's Form 10-K for the fiscal year ended December 31, 2002, filed March 18, 2003, Commission File No. 1-13647*

4.91 Amendment No. 3 to Amended and Restated Series 1998-1 Supplement dated as of February 24, 2003 between Rental Car Finance Corp. and Deutsche Bank Trust Company Americas, formerly known as Bankers Trust Company, filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended March 31, 2003, filed May 14, 2003, Commission File No. 1-13647*

4.92 Amendment No. 7 to Master Motor Vehicle Lease and Servicing Agreement dated as of February 24, 2003 among Rental Car Finance Corp., DTG Operations, Inc., formerly known as Dollar Rent A Car Systems, Inc., DTG, Deutsche Bank Trust Company Americas, formerly known as Bankers Trust Company, The Bank of Nova Scotia, Dresdner Bank AG, ABN AMRO Bank N.V., Dollar Thrifty Funding Corp. and Credit Suisse First Boston, filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended March 31, 2003, filed May 14, 2003, Commission File No. 1-13647*

4.94 Amendment No. 6 to Liquidity Agreement dated as of February 24, 2003 among Dollar Thrifty Funding Corp., certain financial institutions, as the Liquidity Lenders, and Credit Suisse First Boston, filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended March 31, 2003, filed May 14, 2003, Commission File No. 1-13647*

4.96 Amendment No. 7 to Series 2000-1 Supplement dated as of March 18, 2003 between Rental Car Finance Corp. and Deutsche Bank Trust Company Americas, formerly known as Bankers Trust Company, filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended March 31, 2003, filed May 14, 2003, Commission File No. 1-13647*

4.97 Amendment No. 5 to Note Purchase Agreement dated as of March 18, 2003 among Rental Car Finance Corp., DTG, the Conduit Purchasers parties thereto, the Committed Purchasers parties thereto, the Managing Agents parties thereto, and The Bank of Nova Scotia, filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended March 31, 2003, filed May 14, 2003, Commission File No. 1-13647*

4.98 Series 2003-1 Supplement dated as of March 25, 2003 between Rental Car Finance Corp. and Deutsche Bank Trust Company Americas, filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended March 31, 2003, filed May 14, 2003, Commission File No. 1-13647*

4.99 Note Purchase Agreement dated as of March 19, 2003 among Rental Car Finance Corp., J.P. Morgan Securities Inc., Deutsche Bank Securities Inc., Credit Suisse First Boston LLC, Dresdner Kleinwort Wasserstein Securities LLC and Scotia Capital (USA) Inc., filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended March 31, 2003, filed May 14, 2003, Commission File No. 1-13647*

4.100 Indemnification Agreement dated as of March 19, 2003 among Rental Car Finance Corp., MBIA Insurance Corporation, J.P. Morgan Securities Inc., Deutsche Bank Securities Inc., Credit Suisse First Boston LLC, Dresdner Kleinwort Wasserstein Securities LLC and Scotia Capital (USA) Inc., filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended March 31, 2003, filed May 14, 2003, Commission File No. 1-13647*

4.101 Enhancement Letter of Credit Application and Agreement dated as of March 25, 2003 among DTG Operations, Inc., Rental Car Finance Corp., DTG and Credit Suisse First Boston, filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended March 31, 2003, filed May 14, 2003, Commission File No. 1-13647*

4.102 Amendment No. 2 to Master Motor Vehicle Lease and Servicing Agreement dated as of March 25, 2003 among Rental Car Finance Corp., DTG Operations, Inc., formerly known as Dollar Rent A Car Systems, Inc., DTG, Deutsche Bank Trust Company Americas, formerly known as Bankers Trust Company, Ambac Assurance Corporation, MBIA Insurance Corporation, Credit Suisse First Boston, JPMorgan Chase Bank and Dresdner Bank AG, filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended March 31, 2003, filed May 14, 2003, Commission File No. 1-13647*

4.106 Amendment No. 8 to Series 2000-1 Supplement dated as of December 10, 2003 among Rental Car Finance Corp., DTG Operations, Inc., formerly known as Dollar Rent A Car Systems, Inc., DTG, Deutsche Bank Trust Company Americas, formerly known as Bankers Trust Company, Credit Suisse First Boston, The Bank of Nova Scotia, ABN AMRO Bank N.V., and Dresdner Bank AG, filed as the same numbered exhibit with DTG's Form 10-K for the fiscal year ended December 31, 2003, filed March 12, 2004, Commission File No. 1-13647*

4.107 Amendment No. 6 to Note Purchase Agreement dated as of December 10, 2003 among Rental Car Finance Corp., DTG, the Conduit Purchasers parties thereto, the Committed Purchasers parties thereto, the Managing Agents parties thereto, and The Bank of Nova Scotia, filed as the same numbered exhibit with DTG's Form 10-K for the fiscal year ended December 31, 2003, filed March 12, 2004, Commission File No. 1-13647*

4.110 Amendment No. 7 to Liquidity Agreement dated as of February 20, 2004 among Dollar Thrifty Funding Corp., certain financial institutions, as the Liquidity Lenders, and Credit Suisse First Boston, filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended March 31, 2004, filed May 7, 2004, Commission File No. 1-13647*

4.111 Amendment No. 7 to Note Purchase Agreement dated as of March 24, 2004 among Rental Car Finance Corp., DTG, the Conduit Purchasers parties thereto, the Committed Purchasers parties thereto, the Managing Agents parties thereto, and Dresdner Kleinwort Wasserstein Securities LLC, filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended June 30, 2004, filed August 6, 2004, Commission File No. 1-13647*

4.112 Amendment No. 9 to Series 2000-1 Supplement dated as of March 24, 2004 among Rental Car Finance Corp., DTG Operations, Inc., formerly known as Dollar Rent A Car Systems, Inc., DTG, Deutsche Bank Trust Company Americas, formerly known as Bankers Trust Company, Credit Suisse First Boston, The Bank of Nova Scotia, ABN AMRO Bank N.V., JPMorgan Chase Bank and Dresdner Bank AG, filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended June 30, 2004, filed August 6, 2004, Commission File No. 1-13647*

4.113 Amendment No. 8 to Master Motor Vehicle Lease and Servicing Agreement dated as of March 24, 2004 among Rental Car Finance Corp., DTG Operations, Inc., formerly known as Dollar Rent A Car Systems, Inc., DTG, Deutsche Bank Trust Company Americas, formerly known as Bankers Trust Company, ABN AMRO Bank N.V., The Bank of Nova Scotia, Dresdner Bank AG, JPMorgan Chase Bank, Dollar Thrifty Funding Corp. and Credit Suisse First Boston, filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended June 30, 2004, filed August 6, 2004, Commission File No. 1-13647*

4.115 Amendment No. 8 to Liquidity Agreement dated as of March 24, 2004 among Dollar Thrifty Funding Corp., certain financial institutions, as the Liquidity Lenders, and Credit Suisse First Boston, filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended June 30, 2004, filed August 6, 2004, Commission File No. 1-13647*

4.116 Amendment No. 4 to Amended and Restated Series 1998-1 Supplement dated as of March 24, 2004 between Rental Car Finance Corp. and Deutsche Bank Trust Company Americas, formerly known as Bankers Trust Company, filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended June 30, 2004, filed August 6, 2004, Commission File No. 1-13647*

4.117 Amendment and Assignment Agreement dated as of April 1, 2004 among DTG, DTG Operations, Inc., formerly known as Dollar Rent A Car Systems, Inc., Thrifty, Various Financial Institutions named therein, Credit Suisse First Boston, The Bank of Nova Scotia and Dresdner Bank AG, filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended June 30, 2004, filed August 6, 2004, Commission File No. 1-13647*

4.118 Third Amended and Restated Credit Agreement dated as of April 1, 2004 among DTG, DTG Operations, Inc., formerly known as Dollar Rent A Car Systems, Inc., Thrifty, Various Financial Institutions named therein, Credit Suisse First Boston, The Bank of Nova Scotia and Dresdner Bank AG, filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended June 30, 2004, filed August 6, 2004, Commission File No. 1-13647*

4.119 Series 2004-1 Supplement dated as of May 5, 2004 between Rental Car Finance Corp. and Deutsche Bank Trust Company Americas, filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended June 30, 2004, filed August 6, 2004, Commission File No. 1-13647*

4.120 Note Purchase Agreement dated as of April 29, 2004 among Rental Car Finance Corp., Credit Suisse First Boston LLC, Deutsche Bank Securities Inc., Dresdner Kleinwort Wasserstein Securities LLC, J.P. Morgan Securities Inc., Scotia Capital (USA) Inc. and ABN AMRO Incorporated, filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended June 30, 2004, filed August 6, 2004, Commission File No. 1-13647*

4.121 Enhancement Letter of Credit Application and Agreement dated as of May 5, 2004 among DTG Operations, Inc., Rental Car Finance Corp., DTG and Credit Suisse First Boston, filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended June 30, 2004, filed August 6, 2004, Commission File No. 1-13647*

4.123 Amendment No. 5 to Amended and Restated Series 1998-1 Supplement dated as of May 5, 2004 between Rental Car Finance Corp. and Deutsche Bank Trust Company Americas, formerly known as Bankers Trust Company, filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended June 30, 2004, filed August 6, 2004, Commission File No. 1-13647*

4.125 Amendment No. 10 to Series 2000-1 Supplement dated as of May 5, 2004 between Rental Car Finance Corp. and Deutsche Bank Trust Company Americas, formerly known as Bankers Trust Company, filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended June 30, 2004, filed August 6, 2004, Commission File No. 1-13647*

4.128 Amendment No. 1 to Series 2003-1 Supplement dated as of May 5, 2004 between Rental Car Finance Corp. and Deutsche Bank Trust Company Americas, filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended June 30, 2004, filed August 6, 2004, Commission File No. 1-13647*

4.129 First Amendment to Third Amended and Restated Credit Agreement dated as of December 6, 2004, among Dollar Thrifty Automotive Group, Inc., DTG Operations, Inc., formerly known as Dollar Rent A Car Systems, Inc., Thrifty Rent-A-Car System, Inc., Various Financial Institutions named therein, and Credit Suisse First Boston, filed as the same numbered exhibit with DTG's Form 8-K, filed December 8, 2004, Commission File No. 1-13647*

4.130 Amendment No. 9 to Master Motor Vehicle Lease and Servicing Agreement dated as of December 6, 2004 among Rental Car Finance Corp., DTG Operations, Inc., formerly known as Dollar Rent A Car Systems, Inc., Dollar Thrifty Automotive Group, Inc., Deutsche Bank Trust Company Americas, formerly known as Bankers Trust Company, ABN AMRO Bank N.V., The Bank of Nova Scotia, Dresdner Bank AG, JPMorgan Chase Bank, N.A., formerly known as JPMorgan Chase Bank, Dollar Thrifty Funding Corp. and Credit Suisse First Boston, filed as the same numbered exhibit with DTG's Form 8-K, filed December 8, 2004, Commission File No. 1-13647*

4.131 Amendment No. 8 to Note Purchase Agreement dated as of March 22, 2005 among Rental Car Finance Corp., Dollar Thrifty Automotive Group, Inc., the Conduit Purchasers parties thereto, the Committed Purchasers parties thereto, the Managing Agents parties thereto, and Dresdner Wasserstein Securities LLC, filed as the same numbered exhibit with DTG's Form 8-K, filed March 28, 2005, Commission File No. 1-13647*

4.132 Amendment No. 11 to Series 2000-1 Supplement dated as of March 22, 2005 among Rental Car Finance Corp., DTG Operations, Inc., formerly known as Dollar Rent A Car Systems, Inc., Dollar Thrifty Automotive Group, Inc., Deutsche Bank Trust Company Americas, formerly known as Bankers Trust Company, Credit Suisse First Boston, ABN AMRO Bank N.V., The Bank of Nova Scotia, Dresdner Bank AG, JPMorgan Chase Bank, National Association and BNP Paribas, New York Branch, filed as the same numbered exhibit with DTG's Form 8-K, filed March 28, 2005, Commission File No. 1-13647*

4.133 Amendment No. 10 to Master Motor Vehicle Lease and Servicing Agreement dated as of March 22, 2005 among Rental Car Finance Corp., DTG Operations, Inc., formerly known as Dollar Rent A Car Systems, Inc., Dollar Thrifty Automotive Group, Inc., Deutsche Bank Trust Company Americas, formerly known as Bankers Trust Company, ABN AMRO Bank N.V., The Bank of Nova Scotia, Dresdner Bank AG, JPMorgan Chase Bank, National Association, BNP Paribas, New York Branch, Dollar Thrifty Funding Corp. and Credit Suisse First Boston, filed as the same numbered exhibit with DTG's Form 8-K, filed March 28, 2005, Commission File No. 1-13647*

4.135 Amendment No. 9 to Liquidity Agreement dated as of March 22, 2005 among Dollar Thrifty Funding Corp., certain financial institutions, as the Liquidity Lenders, and Credit Suisse First Boston, filed as the same numbered exhibit with DTG's Form 8-K, filed March 28, 2005, Commission No. 1-13647*

4.138 Amendment No. 2 to Series 2003-1 Supplement dated as of March 24, 2005 between Rental Car Finance Corp. and Deutsche Bank Trust Company Americas, filed as the same numbered exhibit with DTG's Form 8-K, filed March 30, 2005, Commission No. 1-13647*

4.139 Amendment No. 1 to Series 2004-1 Supplement dated as of March 24, 2005 between Rental Car Finance Corp. and Deutsche Bank Trust Company Americas, filed as the same numbered exhibit with DTG's Form 8-K, filed March 30, 2005, Commission No. 1-13647*

4.140 Note Purchase Agreement dated as of April 14, 2005 among Rental Car Finance Corp., Dollar Thrifty Automotive Group, Inc., Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., ABN AMRO Incorporated, Credit Suisse First Boston LLC, Dresdner Kleinwort Wasserstein Securities LLC, and Scotia Capital (USA) Inc., filed as the same numbered exhibit with DTG's Form 8-K, filed April 18, 2005, Commission No. 1-13647*

4.141 Series 2005-1 Supplement dated as of April 21, 2005 between Rental Car Finance Corp. and Deutsche Bank Trust Company Americas, filed as the same numbered exhibit with DTG's Form 8-K, filed April 26, 2005, Commission No. 1-13647*

4.142 Enhancement Letter of Credit Application and Agreement dated as of April 21, 2005 among DTG Operations, Inc., Rental Car Finance Corp., Dollar Thrifty Automotive Group, Inc. and Credit Suisse First Boston, filed as the same numbered exhibit with DTG's Form 8-K, filed April 26, 2005, Commission No. 1-13647*

4.143 Financial Guaranty Insurance Policy No. CA01914A issued by XL Capital Assurance Inc. to Deutsche Bank Trust Company Americas for the benefit of the Series 2005-1 Noteholders, filed as the same numbered exhibit with DTG's Form 8-K, filed April 26, 2005, Commission No. 1-13647*

4.144 Amendment No. 9 to Note Purchase Agreement dated as of February 1, 2006 among Rental Car Finance Corp., Dollar Thrifty Automotive Group, Inc., the Conduit Purchasers parties thereto, the Committed Purchasers parties thereto, the Managing Agents parties thereto, and Dresdner Kleinwort Wasserstein Securities LLC, filed as the same numbered exhibit with DTG's Form 8-K, filed February 7, 2006, Commission No. 1-13647*

4.145 Amendment No. 12 to Series 2000-1 Supplement dated as of February 1, 2006 among Rental Car Finance Corp., DTG Operations, Inc., Dollar Thrifty Automotive Group, Inc., Deutsche Bank Trust Company Americas, Credit Suisse, ABN AMRO Bank N.V., The Bank of Nova Scotia, Dresdner Bank AG, JPMorgan Chase Bank, National Association and BNP Paribas, New York Branch, filed as the same numbered exhibit with DTG's Form 8-K, filed February 7, 2006, Commission No. 1-13647*

4.146 Second Amendment to Third Amended and Restated Credit Agreement dated as of March 9, 2006, among Dollar Thrifty Automotive Group, Inc., DTG Operations, Inc., Thrifty Rent-A-Car System, Inc., Various Financial Institutions named therein and Credit Suisse, Cayman Islands Branch, formerly known as Credit Suisse First Boston, filed as the same numbered exhibit with DTG's Form 8-K, filed March 15, 2006, Commission No. 1-13647*

4.147 Note Purchase Agreement dated as of March 23, 2006 among Rental Car Finance Corp., Dollar Thrifty Automotive Group, Inc., J.P. Morgan Securities Inc., Deutsche Bank Securities Inc., ABN AMRO Incorporated, BNP Paribas Securities Corp., Credit Suisse Securities (USA) LLC, Dresdner Kleinwort Wasserstein Securities LLC, and Scotia Capital (USA) Inc., filed as the same numbered exhibit with DTG's Form 8-K, filed March 29, 2006, Commission No. 1-13647*

4.148 Amendment No. 10 to Note Purchase Agreement dated as of March 17, 2006 among Rental Car Finance Corp., Dollar Thrifty Automotive Group, Inc., the Conduit Purchasers parties thereto, the Committed Purchasers parties thereto, the Managing Agents parties thereto, and Dresdner Kleinwort Wasserstein Securities LLC, filed as the same numbered exhibit with DTG's Form 8-K, filed April 3, 2006, Commission No. 1-13647*

4.149 Amendment No. 13 to Series 2000-1 Supplement dated as of March 17, 2006 among Rental Car Finance Corp., DTG Operations, Inc., Dollar Thrifty Automotive Group, Inc., Deutsche Bank Trust Company Americas, Credit Suisse, ABN AMRO Bank N.V., The Bank of Nova Scotia, Dresdner Bank AG, JPMorgan Chase Bank, National Association, BNP Paribas, New York Branch, Mizuho Corporate Bank, Ltd. and Working Capital Management Co., LP, filed as the same numbered exhibit with DTG's Form 8-K, filed April 3, 2006, Commission No. 1-13647*

4.150 Extension Agreement dated as of March 17, 2006 among Dollar Thrifty Funding Corp., certain financial institutions, as the Liquidity Lenders, and Credit Suisse, filed as the same numbered exhibit with DTG's Form 8-K, filed April 3, 2006, Commission No. 1-13647*

4.151 Amendment No. 10 to Liquidity Agreement dated as of March 17, 2006 among Dollar Thrifty Funding Corp., certain financial institutions, as the Liquidity Lenders, and Credit Suisse, filed as the same numbered exhibit with DTG's Form 8-K, filed April 3, 2006, Commission No. 1-13647*

4.152 Amendment No. 6 to Amended and Restated Series 1998-1 Supplement dated as of March 17, 2006 among Rental Car Finance Corp., DTG Operations, Inc., Dollar Thrifty Automotive Group, Inc., Deutsche Bank Trust Company Americas, Credit Suisse and Dollar Thrifty Funding Corp., filed as the same numbered exhibit with DTG's Form 8-K, filed April 3, 2006, Commission No. 1-13647*

4.153 Series 2006-1 Supplement dated as of March 28, 2006 between Rental Car Finance Corp. and Deutsche Bank Trust Company Americas, filed as the same numbered exhibit with DTG's Form 8-K, filed April 3, 2006, Commission No. 1-13647*

4.154 Master Motor Vehicle Lease and Servicing Agreement dated as of March 28, 2006 among Rental Car Finance Corp., DTG Operations, Inc., Dollar Thrifty Automotive Group, Inc. and Deutsche Bank Trust Company Americas, filed as the same numbered exhibit with DTG's Form 8-K, filed April 3, 2006, Commission No. 1-13647*

4.155 Addendum to the Amended and Restated Master Collateral Agency Agreement dated as of March 28, 2006 among Dollar Thrifty Automotive Group, Inc., Rental Car Finance Corp., DTG Operations, Inc., Deutsche Bank Trust Company Americas, Credit Suisse and VEXCO, LLC, filed as the same numbered exhibit with DTG's Form 8-K, filed April 3, 2006, Commission No. 1-13647*

4.156 Collateral Assignment of Exchange Agreement dated as of March 28, 2006 among Rental Car Finance Corp., DTG Operations, Inc. and Deutsche Bank Trust Company Americas, filed as the same numbered exhibit with DTG's Form 8-K, filed April 3, 2006, Commission No. 1-13647*

4.157 Enhancement Letter of Credit Application and Agreement dated as of March 28, 2006 among DTG Operations, Inc., Rental Car Finance Corp., Dollar Thrifty Automotive Group, Inc. and Credit Suisse, filed as the same numbered exhibit with DTG's Form 8-K, filed April 3, 2006, Commission No. 1-13647*

4.158 Note Guaranty Insurance Policy No. AB0981BE issued by Ambac Assurance Corporation to Deutsche Bank Trust Company Americas for the benefit of the Series 2006-1 Noteholders, filed as the same numbered exhibit with DTG's Form 8-K, filed April 3, 2006, Commission No. 1-13647*

5.1 Opinion of Hall, Estill, Hardwick, Gable, Golden & Nelson, P.C. regarding the legality of the Common Stock being registered, filed as the same numbered exhibit with DTG's Form S-8, Registration No. 333-79603, filed May 28, 1999*

5.2 Opinion of Hall, Estill, Hardwick, Gable, Golden & Nelson, P.C. regarding the legality of the Common Stock being registered, filed as the same numbered exhibit with DTG's Form S-8, Registration No. 333-50800, filed November 28, 2000*

5.3 Opinion of Hall, Estill, Hardwick, Gable, Golden & Nelson, P.C. regarding the legality of the Common Stock being registered, filed as the same numbered exhibit with DTG's Form S-8, Registration No. 333-128714, filed September 30, 2005*

5.4 Opinion of Hall, Estill, Hardwick, Gable, Golden & Nelson, P.C. regarding the legality of the Common Stock being registered, filed as the same numbered exhibit with DTG's Form S-8, Registration No. 333-136611, filed August 14, 2006*

10.5 Dollar Thrifty Automotive Group, Inc. Retirement Plan, as adopted by the Company effective December 5, 1998 (the instrument filed herewith replaces the instrument previously filed as the same numbered exhibit with DTG's Form 10-K for the fiscal year ended December 31, 1998, filed March 19, 1999), filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended June 30, 2001, filed August 13, 2001, Commission File No. 1-13647*

10.8 Pentastar Transportation Group, Inc. Deferred Compensation Plan, filed as the same numbered exhibit with DTG's Registration Statement on Form S-1, as amended, Registration No. 333-39661, which became effective December 16, 1997*

10.10 Dollar Thrifty Automotive Group, Inc. Long-Term Incentive Plan, filed as the same numbered exhibit with DTG's Registration Statement on Form S-1, as amended, Registration No. 333-39661, which became effective December 16, 1997*

10.13 Amendment to Long-Term Incentive Plan dated as of September 29, 1998, filed as the same numbered exhibit with DTG's Form S-8, Registration No. 333-79603, filed May 28, 1999*

10.14 Amendment to Deferred Compensation Plan dated as of September 29, 1998, filed as the same numbered exhibit with DTG's Form S-8, Registration No. 333-33144, filed March 23, 2000*

10.15 Second Amendment to Deferred Compensation Plan dated as of September 23, 1999, filed as the same numbered exhibit with DTG's Form S-8, Registration No. 333-33144, filed March 23, 2000*

10.16 Third Amendment to Deferred Compensation Plan dated as of January 14, 2000, filed as the same numbered exhibit with DTG's Form S-8, Registration No. 333-33144, filed March 23, 2000*

10.17 First Amendment to Retirement Plan dated as of September 23, 1999, filed as the same numbered exhibit with DTG's Form S-8, Registration No. 333-33146, filed March 23, 2000*

10.18 Second Amendment to Retirement Plan dated as of January 14, 2000, filed as the same numbered exhibit with DTG's Form S-8, Registration No. 333-33146, filed March 23, 2000*

10.19 Second Amendment to Long-Term Incentive Plan dated as of May 25, 2000, filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended June 30, 2000, filed August 9, 2000, Commission File No. 1-13647*

10.22 Adoption, Consent and Third Amendment to Retirement Plan dated as of July 1, 2000, filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended September 30, 2000, filed November 13, 2000, Commission File No. 1-13647*

10.29 Dollar Thrifty Automotive Group, Inc., Executive Option Plan effective June 1, 2002, filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended June 30, 2002, filed August 13, 2002, Commission File No. 1-13647*

10.30 Vehicle Supply Agreement dated as of October 31, 2002 between DaimlerChrysler Motors Company, LLC and DTG, filed as the same numbered exhibit with DTG's Form 10-K for the fiscal year ended December 31, 2002, filed March 18, 2003, Commission File No. 1-13647*

10.32 Letter agreement dated as of October 20, 2003 amending the Vehicle Supply Agreement between DaimlerChrysler Motors Company, LLC and DTG, filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended September 30, 2003, filed November 12, 2003, Commission File No. 1-13647*

10.34 Employment Continuation Agreement dated as of April 21, 2004 between DTG and Gary L. Paxton, filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended June 30, 2004, filed August 6, 2004, Commission File No. 1-13647*

10.35 Amended and Restated Employment Continuation Plan for Key Employees of Dollar Thrifty Automotive Group, Inc., which became effective April 21, 2004, filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended June 30, 2004, filed August 6, 2004, Commission File No. 1-13647*

10.36 Letter agreement dated as of July 16, 2004 amending the Vehicle Supply Agreement between DaimlerChrysler Motors Company, LLC and DTG, filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended June 30, 2004, filed August 6, 2004, Commission File No. 1-13647*

10.38 Dollar Thrifty Automotive Group, Inc. Retirement Savings Plan under the Bank of Oklahoma N.A. Defined Contribution Prototype Plan & Trust, as adopted by the Company pursuant to the Adoption Agreement (Exhibit 10.39), filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended September 30, 2004, filed November 4, 2004, Commission File No. 1-13647*

10.39 Adoption Agreement #005 Nonstandardized 401(k) Profit Sharing Plan, filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended September 30, 2004, filed November 4, 2004, Commission File No. 1-13647*

10.40 Unanimous Consent to Action of the Human Resources and Compensation Committee of the Board of Directors of Dollar Thrifty Automotive Group, Inc. Taken in Lieu of Special Meeting effective December 2, 2004 regarding the Fourth Amendment to Retirement Plan dated December 2, 2004, with amendment attached, filed as the same numbered exhibit with DTG's Form 8-K, filed December 8, 2004, Commission File No. 1-13647*

10.41 Unanimous Consent to Action of the Human Resources and Compensation Committee of the Board of Directors of Dollar Thrifty Automotive Group, Inc. Taken in Lieu of Special Meeting effective December 2, 2004 regarding the amendment to the Dollar Thrifty Automotive Group, Inc. Retirement Savings Plan under the Bank of Oklahoma N.A. Defined Contribution Prototype Plan & Trust dated January 1, 2005, with amendment attached, filed as the same numbered exhibit with DTG's Form 8-K, filed December 8, 2004, Commission File No. 1-13647*

10.47 Dollar Thrifty Automotive Group, Inc. Summary of Non-Employee Directors' Compensation Effective 2005 Until Further Modified, filed as the same numbered exhibit with DTG's Form 8-K, filed February 10, 2005, Commission File No. 1-13647*

10.54 Amended and Restated Long-Term Incentive Plan and Director Equity Plan dated as of March 23, 2005 and Adopted by Shareholders on May 20, 2005, filed as the same numbered exhibit with DTG's Form 8-K, filed May 25, 2005, Commission File No. 1-13647*

10.55 Form of Performance Shares Grant Agreement between Dollar Thrifty Automotive Group, Inc. and the applicable employee, filed as the same numbered exhibit with DTG's Form 8-K, filed May 25, 2005, Commission File No. 1-13647*

10.56 Form of Restricted Stock Units Grant Agreement between Dollar Thrifty Automotive Group, Inc. and the applicable director, filed as the same numbered exhibit with DTG's Form 8-K, filed May 25, 2005, Commission File No. 1-13647*

10.57 Indemnification Agreement dated as of May 20, 2005 between Dollar Thrifty Automotive Group, Inc. and Molly Shi Boren, non-employee director, filed as the same numbered exhibit with DTG's Form 8-K, filed May 25, 2005, Commission File No. 1-13647*

10.58 Indemnification Agreement dated as of May 20, 2005 between Dollar Thrifty Automotive Group, Inc. and Thomas P. Capo, non-employee director, filed as the same numbered exhibit with DTG's Form 8-K, filed May 25, 2005, Commission File No. 1-13647*

10.59 Indemnification Agreement dated as of May 20, 2005 between Dollar Thrifty Automotive Group, Inc. and Maryann N. Keller, non-employee director, filed as the same numbered exhibit with DTG's Form 8-K, filed May 25, 2005, Commission File No. 1-13647*

10.60 Indemnification Agreement dated as of May 20, 2005 between Dollar Thrifty Automotive Group, Inc. and Edward C. Lumley, non-employee director, filed as the same numbered exhibit with DTG's Form 8-K, filed May 25, 2005, Commission File No. 1-13647*

10.61 Indemnification Agreement dated as of May 20, 2005 between Dollar Thrifty Automotive Group, Inc. and John C. Pope, non-employee director, filed as the same numbered exhibit with DTG's Form 8-K, filed May 25, 2005, Commission File No. 1-13647*

10.62 Indemnification Agreement dated as of May 20, 2005 between Dollar Thrifty Automotive Group, Inc. and John P. Tierney, non-employee director, filed as the same numbered exhibit with DTG's Form 8-K, filed May 25, 2005, Commission File No. 1-13647*

10.63 Indemnification Agreement dated as of May 20, 2005 between Dollar Thrifty Automotive Group, Inc. and Edward L. Wax, non-employee director, filed as the same numbered exhibit with DTG's Form 8-K, filed May 25, 2005, Commission File No. 1-13647*

10.64 Indemnification Agreement dated as of May 20, 2005 between Dollar Thrifty Automotive Group, Inc. and Gary L. Paxton, President, Chief Executive Officer and director, filed as the same numbered exhibit with DTG's Form 8-K, filed May 25, 2005, Commission File No. 1-13647*

10.65 Indemnification Agreement dated as of May 20, 2005 between Dollar Thrifty Automotive Group, Inc. and Steven B. Hildebrand, Senior Executive Vice President and Chief Financial Officer, filed as the same numbered exhibit with DTG's Form 8-K, filed May 25, 2005, Commission File No. 1-13647*

10.66 Indemnification Agreement dated as of May 20, 2005 between Dollar Thrifty Automotive Group, Inc. and Donald M. Himelfarb, Senior Executive Vice President and Chief Administrative Officer, filed as the same numbered exhibit with DTG's Form 8-K, filed May 25, 2005, Commission File No. 1-13647*

10.67 Indemnification Agreement dated as of May 20, 2005 between Dollar Thrifty Automotive Group, Inc. and R. Scott Anderson, Senior Executive Vice President, filed as the same numbered exhibit with DTG's Form 8-K, filed May 25, 2005, Commission File No. 1-13647*

10.68 Indemnification Agreement dated as of May 20, 2005 between Dollar Thrifty Automotive Group, Inc. and John J. Foley, Senior Executive Vice President, filed as the same numbered exhibit with DTG's Form 8-K, filed May 25, 2005, Commission File No. 1-13647*

10.69 Indemnification Agreement dated as of May 20, 2005 between Dollar Thrifty Automotive Group, Inc. and David W. Sparkman, Executive Vice President, filed as the same numbered exhibit with DTG's Form 8-K, filed May 25, 2005, Commission File No. 1-13647*

10.70 Indemnification Agreement dated as of May 20, 2005 between Dollar Thrifty Automotive Group, Inc. and Vicki J. Vaniman, Executive Vice President and General Counsel, filed as the same numbered exhibit with DTG's Form 8-K, filed May 25, 2005, Commission File No. 1-13647*

10.71 Indemnification Agreement dated as of May 20, 2005 between Dollar Thrifty Automotive Group, Inc. and Pamela S. Peck, Vice President and Treasurer, filed as the same numbered exhibit with DTG's Form 8-K, filed May 25, 2005, Commission File No. 1-13647*

10.78 Letter agreement effective as of September 15, 2005 extending the Vehicle Supply Agreement between DaimlerChrysler Motors Company, LLC and Dollar Thrifty Automotive Group, Inc., filed as the same numbered exhibit with DTG's Form 8-K, filed September 20, 2005, Commission File No. 1-13647*

10.80 Notice of Election Regarding Payment of Director's Fees (As Amended and Restated) dated December 2, 2005 executed by Molly Shi Boren, filed as the same numbered exhibit with DTG's Form 8-K, filed December 8, 2005, Commission File No. 1-13647*

10.81 Notice of Election Regarding Payment of Director's Fees (As Amended and Restated) dated December 2, 2005 executed by Thomas P. Capo, filed as the same numbered exhibit with DTG's Form 8-K, filed December 8, 2005, Commission File No. 1-13647*

10.82 Notice of Election Regarding Payment of Director's Fees (As Amended and Restated) dated December 2, 2005 executed by Maryann N. Keller, filed as the same numbered exhibit with DTG's Form 8-K, filed December 8, 2005, Commission File No. 1-13647*

10.83 Notice of Election Regarding Payment of Director's Fees dated December 2, 2005 executed by Edward C. Lumley, filed as the same numbered exhibit with DTG's Form 8-K, filed December 8, 2005, Commission File No. 1-13647*

10.84 Notice of Election Regarding Payment of Director's Fees (As Amended and Restated) dated December 2, 2005 executed by John C. Pope, filed as the same numbered exhibit with DTG's Form 8-K, filed December 8, 2005, Commission File No. 1-13647*

10.85 Notice of Election Regarding Payment of Director's Fees (As Amended and Restated) dated December 2, 2005 executed by John P. Tierney, filed as the same numbered exhibit with DTG's Form 8-K, filed December 8, 2005, Commission File No. 1-13647*

10.86 Notice of Election Regarding Payment of Director's Fees (As Amended and Restated) dated December 2, 2005 executed by Edward L. Wax, filed as the same numbered exhibit with DTG's Form 8-K, filed December 8, 2005, Commission File No. 1-13647*

10.97 Unanimous Consent to Action of the Human Resources and Compensation Committee of the Board of Directors of Dollar Thrifty Automotive Group, Inc. Taken in Lieu of Special Meeting effective February 1, 2006 regarding the amendment and restatement of Appendix C to the Dollar Thrifty Automotive Group, Inc. Retirement Savings Plan, with Appendix C attached, filed as the same numbered exhibit with DTG's Form 8-K, filed February 7, 2006, Commission File No. 1-13647*

10.98 First Amendment to Amended and Restated Long-Term Incentive Plan and Director Equity Plan effective as of February 1, 2006, filed as the same numbered exhibit with DTG's Form 8-K, filed February 7, 2006, Commission File No. 1-13647*

10.99 Dollar Thrifty Automotive Group, Inc. 2006 Incentive Compensation Plan, filed as the same numbered exhibit with DTG's Form 8-K, filed February 7, 2006, Commission File No. 1-13647*

10.100 Form of Performance Share Grant Agreement between Dollar Thrifty Automotive Group, Inc. and the applicable employee, filed as the same numbered exhibit with DTG's Form 8-K, filed February 7, 2006, Commission File No. 1-13647*

10.101 Notice of Election Regarding Payment of Director's Fees dated February 20, 2006 executed by Richard W. Neu, filed as the same numbered exhibit with DTG's Form 8-K, filed February 24, 2006, Commission File No. 1-13647*

10.102 Amendment Number 1 to Amended and Restated Employment Continuation Plan for Key Employees of Dollar Thrifty Automotive Group, Inc., which became effective September 28, 2005, filed as exhibit 10.80 with DTG's Form 10-Q for the quarterly period ended September 30, 2005, filed November 4, 2005, Commission File No. 1-13647*

10.103 Fifth Amendment to Retirement Plan approved by the Human Resources and Compensation Committee of the Board of Directors of Dollar Thrifty Automotive Group, Inc. on December 1, 2005, effective as of January 1, 2005*

10.104 Fourth Amendment to Deferred Compensation Plan approved by the Human Resources and Compensation Committee of the Board of Directors of Dollar Thrifty Automotive Group, Inc. on December 1, 2005, effective as of January 1, 2005*

10.105 First Amendment to Executive Option Plan approved by the Human Resources and Compensation Committee of the Board of Directors of Dollar Thrifty Automotive Group, Inc. on December 1, 2005, effective as of January 1, 2005*

10.106 Indemnification Agreement dated as of March 22, 2006 between Dollar Thrifty Automotive Group, Inc. and Richard W. Neu, non-employee director, filed as the same numbered exhibit with DTG's Form 8-K, filed March 27, 2006, Commission File No. 1-13647*

10.107 Roth 401(k) Amendment effective as of March 1, 2006 for the Dollar Thrifty Automotive Group, Inc. Retirement Savings Plan, filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended March 31, 2006, filed May 5, 2006, Commission File No. 1-13647*

10.108 Dollar Thrifty Automotive Group, Inc. Employee Stock Purchase Plan, filed as the same numbered exhibit with DTG's Form 8-K, filed May 24, 2006, Commission File No. 1-13647*

10.109 Deferral Agreement regarding 2006 annual incentive compensation plan dated June 30, 2006 between Gary L. Paxton and Dollar Thrifty Automotive Group, Inc., filed as the same numbered exhibit with DTG's Form 8-K, filed July 7, 2006, Commission File No. 1-13647*

10.110 Deferral Agreement regarding 2006 annual incentive compensation plan dated June 30, 2006 between Donald M. Himelfarb and Dollar Thrifty Automotive Group, Inc., filed as the same numbered exhibit with DTG's Form 8-K, filed July 7, 2006, Commission File No. 1-13647*

10.111 Deferral Agreement regarding 2006 annual incentive compensation plan dated June 30, 2006 between Steven B. Hildebrand and Dollar Thrifty Automotive Group, Inc., filed as the same numbered exhibit with DTG's Form 8-K, filed July 7, 2006, Commission File No. 1-13647*

10.112 Deferral Agreement regarding 2006 annual incentive compensation plan dated June 30, 2006 between R. Scott Anderson and Dollar Thrifty Automotive Group, Inc., filed as the same numbered exhibit with DTG's Form 8-K, filed July 7, 2006, Commission File No. 1-13647*

10.113 Deferral Agreement regarding 2006 annual incentive compensation plan dated June 30, 2006 between John J. Foley and Dollar Thrifty Automotive Group, Inc., filed as the same numbered exhibit with DTG's Form 8-K, filed July 7, 2006, Commission File No. 1-13647*

10.114 Deferral Agreement regarding 2004 performance share plan award dated June 30, 2006 between Gary L. Paxton and Dollar Thrifty Automotive Group, Inc., filed as the same numbered exhibit with DTG's Form 8-K, filed July 7, 2006, Commission File No. 1-13647*

10.115 Deferral Agreement regarding 2004 performance share plan award dated June 30, 2006 between Donald M. Himelfarb and Dollar Thrifty Automotive Group, Inc., filed as the same numbered exhibit with DTG's Form 8-K, filed July 7, 2006, Commission File No. 1-13647*

10.116 Deferral Agreement regarding 2004 performance share plan award dated June 30, 2006 between Steven B. Hildebrand and Dollar Thrifty Automotive Group, Inc., filed as the same numbered exhibit with DTG's Form 8-K, filed July 7, 2006, Commission File No. 1-13647*

10.117 Deferral Agreement regarding 2004 performance share plan award dated June 30, 2006 between R. Scott Anderson and Dollar Thrifty Automotive Group, Inc., filed as the same numbered exhibit with DTG's Form 8-K, filed July 7, 2006, Commission File No. 1-13647*

10.118 Deferral Agreement regarding 2004 performance share plan award dated June 30, 2006 between John J. Foley and Dollar Thrifty Automotive Group, Inc., filed as the same numbered exhibit with DTG's Form 8-K, filed July 7, 2006, Commission File No. 1-13647*

10.119 Mandatory Retirement Policy approved by the Human Resources and Compensation Committee of the Board of Directors of Dollar Thrifty Automotive Group, Inc. on July 26, 2006, filed as the same numbered exhibit with DTG's Form 8-K, filed August 1, 2006, Commission File No. 1-13647*

10.120 Retirement and Separation Agreement by and between Donald M. Himelfarb and Dollar Thrifty Automotive Group, Inc. effective and enforceable on August 28, 2006, filed as the same numbered exhibit with DTG's Form 8-K, filed September 1, 2006, Commission File No. 1-13647*

10.121 Letter agreement effective as of September 8, 2006 between DaimlerChrysler Motors Company, LLC and Dollar Thrifty Automotive Group, Inc. to purchase additional vehicles for the 2007 model year, filed as the same numbered exhibit with DTG's Form 8-K, filed September 14, 2006, Commission File No. 1-13647*

10.122 Letter agreement effective as of September 8, 2006 extending the Vehicle Supply Agreement between DaimlerChrysler Motors Company, LLC and Dollar Thrifty Automotive Group, Inc., filed as the same numbered exhibit with DTG's Form 8-K, filed September 14, 2006, Commission File No. 1-13647*

10.123 Second Amended and Restated Data Processing Services Agreement dated as of August 1, 2006 by and among Dollar Thrifty Automotive Group, Inc., Electronic Data Systems Corporation and EDS Information Services L.L.C., filed as the same numbered exhibit with DTG's Form 10-Q for the quarterly period ended September 30, 2006, filed November 8, 2006, Commission File No. 1-13647*

| | |
|---|---|
| 10.131 | Deferred Compensation Plan Employee Enrollment Form – Salary dated December 29, 2006 between Gary L. Paxton and Dollar Thrifty Automotive Group, Inc.** |
| 10.132 | Deferred Compensation Plan Employee Enrollment Form – Salary dated December 29, 2006 between Steven B. Hildebrand and Dollar Thrifty Automotive Group, Inc.** |
| 10.133 | Deferred Compensation Plan Employee Enrollment Form – Salary dated December 29, 2006 between R. Scott Anderson and Dollar Thrifty Automotive Group, Inc.** |
| 10.134 | Deferred Compensation Plan Employee Enrollment Form – Salary dated December 29, 2006 between John J. Foley and Dollar Thrifty Automotive Group, Inc.** |
| 10.135 | Deferred Compensation Plan Employee Enrollment Form – Salary dated December 29, 2006 between Yves Boyer and Dollar Thrifty Automotive Group, Inc.** |
| 10.136 | 2007 Retirement Plan Employee Enrollment Form – Retirement Contribution dated December 29, 2006 between Gary L. Paxton and Dollar Thrifty Automotive Group, Inc.** |
| 10.137 | 2007 Retirement Plan Employee Enrollment Form – Retirement Contribution dated December 29, 2006 between Steven B. Hildebrand and Dollar Thrifty Automotive Group, Inc.** |
| 10.138 | 2007 Retirement Plan Employee Enrollment Form – Retirement Contribution dated December 29, 2006 between R. Scott Anderson and Dollar Thrifty Automotive Group, Inc.** |
| 10.139 | 2007 Retirement Plan Employee Enrollment Form – Retirement Contribution dated December 29, 2006 between John J. Foley and Dollar Thrifty Automotive Group, Inc.** |
| 10.140 | 2007 Retirement Plan Employee Enrollment Form – Retirement Contribution dated December 29, 2006 between Yves Boyer and Dollar Thrifty Automotive Group, Inc.** |
| 16.1 | Letter from Deloitte & Touche LLP to the Securities and Exchange Commission regarding statements included in Form 8-K, filed as the same numbered exhibit with DTG's Form 8-K dated May 10, 2006, filed May 16, 2006, Commission File No. 1-13647* |
| 21 | Subsidiaries of DTG** |
| 23.2 | Consent of Debevoise & Plimpton (included in Exhibit 5), filed as the same numbered exhibit with DTG's Registration Statement on Form S-1, as amended, Registration No. 333-39661, which became effective December 16, 1997* |

| | |
|---|---|
| 23.3 | Consent of Donovan Leisure Newton & Irvine LLP, filed as the same numbered exhibit with DTG's Registration Statement on Form S-1, as amended, Registration No. 333-39661, which became effective December 16, 1997* |
| 23.5 | Consent of Hall, Estill, Hardwick, Gable, Golden & Nelson, P.C. (included in Exhibit 5.1), filed as the same numbered exhibit with DTG's Form S-8, Registration No. 333-79603, filed May 28, 1999* |
| 23.13 | Consent of Hall, Estill, Hardwick, Gable, Golden & Nelson, P.C. (included in Exhibit 5.2), filed as the same numbered exhibit with DTG's Form S-8, Registration No. 333-50800, filed November 28, 2000* |
| 23.26 | Consent of Hall, Estill, Hardwick, Gable, Golden & Nelson, P.C. (included in Exhibit 5.3), filed as the same numbered exhibit with DTG's Form S-8, Registration No. 333-128714, filed September 30, 2005* |
| 23.28 | Consent of Tullius Taylor Sartain & Sartain LLP regarding Registration Statement on Form S-8, Registration No. 333-89189, filed as the same numbered exhibit with Dollar Thrifty Automotive Group, Inc. Retirement Savings Plan's Form 11-K for the fiscal year ended December 31, 2005, filed June 27, 2006* |
| 23.31 | Consent of Hall, Estill, Hardwick, Gable, Golden & Nelson, P.C. (included in Exhibit 5.4), filed as the same numbered exhibit with DTG's Form S-8, Registration No. 333-136611, filed August 14, 2006* |
| 23.33 | Consent of Deloitte & Touche LLP regarding DTG's Forms S-8, Registration No. 333-79603, Registration No. 333-89189, Registration No. 333-33144, Registration No. 333-33146, Registration No. 333-50800, Registration No. 333-128714 and Registration No. 333-136611** |
| 31.39 | Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002** |
| 31.40 | Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002** |
| 32.39 | Certification by the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002** |
| 32.40 | Certification by the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002** |

---

* Incorporated by reference

** Filed herewith

(b) Filed Exhibits

The response to this item is submitted as a separate section of this report.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2007

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.

By: /s/ GARY L. PAXTON
Name: Gary L. Paxton
Title: President and Principal Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Name | Title | Date |
|---|---|---|
| /s/ GARY L. PAXTON<br>Gary L. Paxton | Chief Executive Officer<br>President<br>and Director | March 16, 2007 |
| /s/ STEVEN B. HILDEBRAND<br>Steven B. Hildebrand | Senior Executive Vice President<br>Principal Financial Officer<br>Principal Accounting Officer<br>and Chief Financial Officer | March 16, 2007 |
| /s/ THOMAS P. CAPO<br>Thomas P. Capo | Chairman of the Board<br>and Director | March 16, 2007 |
| /s/ MOLLY S. BOREN<br>Molly S. Boren | Director | March 16, 2007 |
| /s/ MARYANN N. KELLER<br>Maryann N. Keller | Director | March 16, 2007 |
| /s/ EDWARD C. LUMLEY<br>Edward C. Lumley | Director | March 16, 2007 |
| /s/ RICHARD W. NEU<br>Richard W. Neu | Director | March 16, 2007 |
| /s/ JOHN C. POPE<br>John C. Pope | Director | March 16, 2007 |
| /s/ JOHN P. TIERNEY<br>John P. Tierney | Director | March 16, 2007 |
| /s/ EDWARD L. WAX<br>Edward L. Wax | Director | March 16, 2007 |

## INDEX TO EXHIBITS

| Exhibit Number | Description |
|---|---|
| 10.131 | Deferred Compensation Plan Employee Enrollment Form – Salary dated December 29, 2006 between Gary L. Paxton and Dollar Thrifty Automotive Group, Inc. |
| 10.132 | Deferred Compensation Plan Employee Enrollment Form – Salary dated December 29, 2006 between Steven B. Hildebrand and Dollar Thrifty Automotive Group, Inc. |
| 10.133 | Deferred Compensation Plan Employee Enrollment Form – Salary dated December 29, 2006 between R. Scott Anderson and Dollar Thrifty Automotive Group, Inc. |
| 10.134 | Deferred Compensation Plan Employee Enrollment Form – Salary dated December 29, 2006 between John J. Foley and Dollar Thrifty Automotive Group, Inc. |
| 10.135 | Deferred Compensation Plan Employee Enrollment Form – Salary dated December 29, 2006 between Yves Boyer and Dollar Thrifty Automotive Group, Inc. |
| 10.136 | 2007 Retirement Plan Employee Enrollment Form – Retirement Contribution dated December 29, 2006 between Gary L. Paxton and Dollar Thrifty Automotive Group, Inc. |
| 10.137 | 2007 Retirement Plan Employee Enrollment Form – Retirement Contribution dated December 29, 2006 between Steven B. Hildebrand and Dollar Thrifty Automotive Group, Inc. |
| 10.138 | 2007 Retirement Plan Employee Enrollment Form – Retirement Contribution dated December 29, 2006 between R. Scott Anderson and Dollar Thrifty Automotive Group, Inc. |
| 10.139 | 2007 Retirement Plan Employee Enrollment Form – Retirement Contribution dated December 29, 2006 between John J. Foley and Dollar Thrifty Automotive Group, Inc. |

| | |
|---|---|
| 10.140 | 2007 Retirement Plan Employee Enrollment Form – Retirement Contribution dated December 29, 2006 between Yves Boyer and Dollar Thrifty Automotive Group, Inc. |
| 21 | Subsidiaries of DTG |
| 23.33 | Consent of Deloitte & Touche LLP regarding DTG's Forms S-8, Registration No. 333-79603, Registration No. 333-89189, Registration No. 333-33144, Registration No. 333-33146, Registration No. 333-50800, Registration No. 333-128714 and Registration No. 333-136611 |
| 31.39 | Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 31.40 | Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 32.39 | Certification by the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |
| 32.40 | Certification by the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |

(Exhibits omitted from Annual Report)

# Corporate Information

## Officers and Directors

**DTG BOARD OF DIRECTORS**

**Molly Shi Boren**
Attorney and Civic Leader
Norman, Oklahoma

**Thomas P. Capo**
Chairman of the Board
Dollar Thrifty Automotive Group, Inc.
Tulsa, Oklahoma

**Maryann N. Keller**
Former President
Automotive Services Unit,
priceline.com
Stamford, Connecticut

**Hon. Edward C. Lumley**
Vice Chairman
BMO Nesbitt Burns, Inc.
Toronto, Ontario, Canada

**Richard W. Neu**
Former Chief Financial Officer,
Treasurer and Director
Charter One Financial, Inc.
Hudson, Ohio

**Gary L. Paxton**
President and Chief Executive Officer
Dollar Thrifty Automotive Group, Inc.
Tulsa, Oklahoma

**John C. Pope**
Chairman
PFI Group
Lake Forest, Illinois

**John P. Tierney**
Retired Chairman and
Chief Executive Officer
Chrysler Financial Corporation
Bloomfield Hills, Michigan

**Edward L. Wax**
Chairman Emeritus
Saatchi & Saatchi
Charleston, South Carolina

**Members of the Audit Committee:**
Tierney, chairman; Keller; Neu; Wax;
and Capo (ex officio)

**Members of the Human Resources and Compensation Committee:**
Lumley, chairman; Boren; Pope;
and Capo (ex officio)

**Members of the Governance Committee:**
Pope, chairman; Boren; Wax;
and Capo (ex officio)

**DTG EXECUTIVE OFFICERS**

**Gary L. Paxton**
President and Chief Executive Officer

**Steven B. Hildebrand**
Chief Financial Officer

**R. Scott Anderson**
Senior Executive Vice President
Global Marketing and Franchise Operations

**John J. Foley**
Senior Executive Vice President
Corporate Operations

**Yves Boyer**
Executive Vice President
International

**Richard P. Halbrook**
Executive Vice President
Administration

**David W. Sparkman**
Executive Vice President
Finance

**Vicki J. Vaniman**
Executive Vice President
General Counsel

## Corporate Data

**Corporate Headquarters**
Dollar Thrifty Automotive Group, Inc.
5330 E. 31st Street
P.O. Box 35985
Tulsa, OK 74153-0985
Telephone (918) 660-7700

**Annual Meeting**
The annual meeting of stockholders will be held May 17, 2007, at 11:00 a.m. CDT, at the Company's Headquarters, Dollar Thrifty Plaza, 5310 E. 31st Street, First Floor, Tulsa, Oklahoma.

**Stock Trading**
The common stock is listed on The New York Stock Exchange under the symbol DTG.

**Transfer Agent, Registrar**
If you have questions about stock certificates, change of address, consolidation of accounts, transfer of ownership or other stock matters, please contact:

Computershare Investor Services, L.L.C.
2 North LaSalle Street
Chicago, Illinois 60602
312-360-5483

**Independent Registered Public Accounting Firm**
Deloitte & Touche LLP
Tulsa, Oklahoma

**Investor Relations**
Investors and potential investors with inquiries should contact the Investor Relations Department at the corporate headquarters address, or by calling (918) 669-2414, faxing us at (918) 669-2970 or e-mailing us at todd.dallenbach@dtag.com. Additional Company information is available at dtag.com.

**Media Relations and Communications**
Requests for Company information from the media and other outside groups should be directed to the Corporate Communications Department at the corporate headquarters address, or by calling (918) 669-3086, faxing us at (918) 669-3008 or e-mailing us at fred.fleischner@dtag.com.

**Form 10-K**
A copy of the Company's Form 10-K for the year ended December 31, 2006, as filed with the Securities and Exchange Commission is included in this report. Requests for additional copies should be directed to the Investor Relations Department at the corporate headquarters address.

**Sarbanes-Oxley Act Certification**
Gary L. Paxton, Chief Executive Officer, and Steven B. Hildebrand, Chief Financial Officer, have each provided to the Securities and Exchange Commission the written certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 and the rules of the Securities and Exchange Commission. These certifications are included as exhibits 31.39 and 31.40 of the Dollar Thrifty Automotive Group, Inc. Annual Report on Form 10-K for the year ended December 31, 2006.

**New York Stock Exchange Certification**
As required by the listing standards of the New York Stock Exchange, on May 19, 2006, Gary L. Paxton, Chief Executive Officer, submitted to the New York Stock Exchange the Annual CEO Certification that he was not aware of any violation by Dollar Thrifty Automotive Group, Inc. of the New York Stock Exchange listing standards.

**Worldwide Reservations**
Dollar Rent A Car 1-800-800-4000
www.dollar.com

Thrifty Car Rental 1-800-THRIFTY
www.thrifty.com

Additional Company information is available at www.dtag.com.

Dollar Thrifty
Automotive Group, Inc.

DOLLAR Thrifty



**Dollar Thrifty Automotive Group, Inc.**

5330 East 31st Street P.O. Box 35985 Tulsa, Ok 74153-0985 Telephone: 918.660.7700 www.dtag.com